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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on October 18, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KAISER GROUP HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8711 (Primary Standard Industrial Classification Code No.)	54-2014870 (I.R.S. Employer Identification No.)

Kaiser Government Programs, Inc.
(Co-Registrant and Partial Subsidiary Guarantor)

Delaware (State or other jurisdiction of incorporation or organization of Co- Registrant)	8711 (Primary Standard Industrial Classification Code No. of Co-Registrant)	54-1761768 (I.R.S. Employer Identification No. of Co-Registrant)

9302 Lee Highway, Fairfax, Virginia 22031-1207
(703) 934-3600
(Address, including zip code, and telephone number, including area code, of Registrants' and Co-Registrant's principal executive offices)

John T. Grigsby, Jr., President and Chief Executive Officer
9302 Lee Highway
Fairfax, Virginia 22031-1207
(703) 934-3600
(Name, address, including zip code,
& telephone number, including
area code, of agent for service)

Copy to:
James J. Maiwurm, Esq.
Squire, Sanders & Dempsey L.L.P.
14th Floor
8000 Towers Crescent Drive
Tysons Corner, VA 22182-2700
(703) 720-7890

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)(2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

8 1/4% Senior Notes due 2007	$40,000,000	100%	$40,000,000	$3,680

(1)
Estimated solely for purposes of computing the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended.

(2)
Includes partial guarantee of Kaiser Government Programs, Inc. No fee is payable pursuant to Rule 457(n).

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

PROSPECTUS AND CONSENT SOLICITATION STATEMENT

Offer to Exchange
8 1/4% Senior Notes due 2007
(Registered under the Securities Act of 1933)
for up to $40 million liquidation preference of
Series 1 Redeemable Cumulative Preferred Stock
($            million aggregate liquidation preference outstanding)
of

KAISER GROUP HOLDINGS, INC.

(A partial guarantee of the exchange notes is made by our partial subsidiary guarantor,
Kaiser Government Programs, Inc.)

The exchange offer will expire at 5:00 p.m., New York City time, on            2002, unless extended.

  •
  The exchange notes are being registered with the Securities and Exchange Commission and are being offered in exchange for preferred stock previously issued in an offering exempt from the registration requirements under the federal securities laws. The terms of the exchange offer are summarized below and more fully described in this prospectus/consent solicitation statement.
  •
  We will exchange up to $40 million liquidation preference of preferred stock that is validly tendered and not withdrawn prior to the expiration of the exchange offer.
  •
  You may withdraw tenders of preferred stock at any time prior to the expiration of the exchange offer.
  •
  We will not receive any proceeds from the exchange offer.
  •
  The exchange notes will mature on December 31, 2007.
  •
  We will pay interest on the exchange notes at an annual rate of 8 1/4%.
  •
  Interest is payable quarterly beginning on January 31, 2003.
  •
  None of our securities is listed on an exchange or NASDAQ, and our exchange notes will not be listed. Our common stock and preferred stock are traded on Over-the-Counter bulletin board "OTCBB" under the symbols "KGHI" and "KGHIP", respectively.
  •
  The exchange notes will be unsecured senior debt.
  •
  We may, at our option, redeem the exchange notes at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest at any time. We are obligated to redeem the exchange notes from certain sources of excess cash.
  •
  Certain of our redemption obligations will be guaranteed by our subsidiary, Kaiser Government Programs, Inc.
  •
  We also are soliciting holders of the preferred stock for consents to amend the put agreement that gives holders of our preferred stock the right to put the preferred stock to our subsidiary, Kaiser Government Programs, Inc., under certain circumstances. The amendments are necessary to conform the terms of the put agreement with the terms of the exchange notes and are a condition to completing the exchange offer.

        See "Risk Factors" beginning on page 7 of this prospectus/consent solicitation statement for a discussion of the risks that should be considered by holders prior to tendering preferred stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus/consent solicitation statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus/consent solicitation statement is October    , 2002

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
NOTICE TO NEW HAMPSHIRE RESIDENTS
SUMMARY
Overview
Rationale for the Exchange Offer
The Exchange Notes
The Exchange Offer
The Consent Solicitation
The Company
Risk Factors
RISK FACTORS
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES
OVERVIEW AND BACKGROUND OF THE EXCHANGE OFFER
THE EXCHANGE OFFER
THE CONSENT SOLICITATION
PROCEDURES FOR PARTICIPATING IN THE EXCHANGE OFFER AND CONSENT SOLICITATION
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
DESCRIPTION OF EXCHANGE NOTES
BUSINESS
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK
MANAGEMENT
EXPERTS
LEGAL MATTERS

        You should only rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may not be accurate after the date of this document.

i

FORWARD-LOOKING STATEMENTS

        This prospectus/consent solicitation statement contains, and our periodic filings with the SEC and written or oral statements made by our officers and directors to the press, potential investors, securities analysts and others, may contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 31E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts, but rather are predictions and generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "foresee," or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as our intent, belief, or expectation with respect to financial performance, claims resolution, cash availability, stock redemption plans, contract awards and performance, potential acquisitions and joint ventures, and cost-cutting measures are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those currently anticipated in these forward-looking statements. In light of these risks and uncertainties, including those described in the Risk Factors section beginning on page 7, the forward-looking events may not occur.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference rooms at the following locations:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	Northeast Regional Office 233 Broadway New York, NY 10279	Chicago Regional Office Citicorp Center 500 West Madison Street, Suite 1400 Chicago, Illinois 60661-2511

        Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. Our SEC filings also are available to the public at the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html.

        We have filed a registration statement on Form S-4, of which this prospectus/consent solicitation statement is a part, covering the exchange notes offered by this prospectus. As allowed by SEC rules, this prospectus/consent solicitation statement does not contain all of the information set forth in the registration statement and the related exhibits and financial statements. We refer you to the registration statement, and the related exhibits and financial statements for further information. This prospectus is qualified in its entirety by such other information.

NOTICE TO NEW HAMPSHIRE RESIDENTS

        NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ii

SUMMARY

        The following summary highlights selected information from this prospectus/consent solicitation statement and may not contain all of the information that is important to you. This prospectus/consent solicitation statement includes specific terms of the exchange notes we are offering in the exchange offer, as well as information regarding our business and detailed financial data. We encourage you to read this entire prospectus/consent solicitation statement and other documents to which we refer.

Overview

        The exchange offer will be completed in simultaneous transactions, each of which is dependent upon consummation of the other. Assuming the conditions of the exchange offer are met:

  •
  we will exchange up to $40 million principal amount of exchange notes for up to $40 million liquidation preference of preferred stock; and

  •
  holders of preferred stock representing at least two-thirds of the liquidation preference of the preferred stock subject to put rights as against our subsidiary, Kaiser Government Programs, Inc., will consent to the amendment of the put agreement governing the put rights so the terms of the put rights are consistent with the terms of the exchange notes.

As a result of the exchange offer, holders of preferred stock will receive, for each $1,000 liquidation preference of preferred stock tendered in the exchange offer, $1,000 principal amount of exchange notes.

        Exchange Offer.    We are offering exchange notes in exchange for up to $40 million liquidation preference of preferred stock. Our acceptance of preferred stock tendered in the exchange offer is conditioned on, among other things, holders of at least two-thirds of the liquidation preference of the preferred stock subject to put rights as against our subsidiary, Kaiser Government Programs, Inc., consenting to amendments to the put agreement governing the put rights so the terms of such put rights are consistent with the terms of the exchange notes. A holder of preferred stock may tender all or part of the preferred stock beneficially owned by the holder.

        Consent Solicitation.    Simultaneously with the exchange offer we are seeking a consent from the holders of our preferred stock to amend the put agreement governing put rights as against our subsidiary, Kaiser Government Programs, Inc., in a manner consistent with the terms of the exchange notes. A holder of preferred stock must consent to the proposed amendments in order to tender the holder's preferred stock in the exchange offer. In addition, approval of the amendments by the holders of at least two-thirds of the liquidation preference of the preferred stock subject to the put rights is a condition to proceeding with the exchange offer.

Rationale for the Exchange Offer

        Kaiser Group Holdings, Inc. was formed in December 2000 as a "successor issuer" to Kaiser Group International, Inc. (formerly known as ICF Kaiser International, Inc.), which was reorganized in bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code in the District of Delaware. The Plan of Reorganization became effective on December 18, 2000. The plan provided, among other things, for the issuance of our preferred stock, together with other consideration, to holders of Kaiser Group International's former 12% Senior Subordinated Notes due 2003 and some other creditors.

        At the time the plan became effective, there was substantial uncertainty as to the performance of some of Kaiser Group International's remaining projects and assets, including Kaiser-Hill Company, LLC, in which we own a 50% interest. Due to this uncertainty, the plan provided that we would emerge from the bankruptcy process without any outstanding long-term debt.

        After the effectiveness of the plan, our principal remaining obligations (other than to trade and similar creditors) are dividend payments provided for under the terms of our preferred stock. The dividends equal 7% of the liquidation preference of the preferred stock, payable quarterly. Such dividends may not be deductible for federal and state income tax purposes. Because of operating losses suffered by Kaiser Group International in prior years, the deductibility of such dividends previously was not a concern. However, we now expect to have taxable income, perhaps in calendar year 2002 and more certainly in calendar year 2003. Accordingly, we have elected to proceed with the exchange offer with the goal of having a more tax-efficient capital structure on an ongoing basis. The new capital structure will allow us to deduct the interest payable on the exchange notes.

The Exchange Notes

Issuer	Kaiser Group Holdings, Inc.
Securities Offered	We are offering up to $40 million aggregate principal amount of exchange notes.
Maturity Date	The exchange notes will mature on December 31, 2007, which is the date when the preferred stock is required by its terms to be redeemed.
Interest Rate	We will pay an annual rate of interest equal to 8 1/4%. The dividend rate on the preferred stock is 7%.
Interest Payments	We will make interest payments quarterly, beginning on January 31, 2003.
Ranking
The exchange notes will be unsecured senior debt. The exchange notes will rank senior in right of payment to any of our future subordinated debt and to any unexchanged preferred stock. However, the exchange notes will be effectively subordinated to our present and future secured obligations and to any indebtedness of our subsidiaries, as is the preferred stock.
Redemption and Partial Guarantee
We may redeem the exchange notes at our option, in whole or in part, at any time and from time to time at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. We are obligated to redeem outstanding exchange notes at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest (i) upon the disposition of shares or assets of our subsidiaries that own direct or indirect interests in Kaiser-Hill Company, LLC to the extent the net cash proceeds of such dispositions exceed $3 million per year, and (ii) to the extent net after-tax proceeds received from Kaiser-Hill (a) are from the disposition of a direct or indirect interest in Kaiser-Hill, (b) are from extraordinary distributions from Kaiser-Hill, or (c) exceed 2.8 times the amount of cash required to pay dividends on our preferred stock and interest on the exchange notes outstanding on the date of issuance of the exchange notes.

The exchange note redemption obligations correspond to the redemption and put rights of the preferred stock (except that the exchange notes are not redeemable upon a change of control at the option of a holder and are not mandatorily redeemable upon the receipt of certain Nova Hut project funds, as the preferred stock is in each case) and are pari passu and pro rata with the corresponding rights of the preferred stock. The exchange notes will not have a put right against our subsidiary, Kaiser Government Programs, but the redemption obligation described in clause (ii) above will be guaranteed by Kaiser Government Programs.

Restrictive Covenants
The Indenture governing the exchange notes will not include significant restrictions on our business activities, including incurring additional indebtedness and forming new subsidiaries. However, the Indenture does include restrictions on the ability of our subsidiaries that own direct or indirect interests in Kaiser-Hill to:
	•	incur debt other than obligations with respect to the debt of Kaiser-Hill and the redemption right that corresponds with the preferred stock put right;
	•	issue preferred stock other than to us or a wholly-owned subsidiary that owns a direct or indirect interest in Kaiser-Hill;
	•	agree to restrictions on its ability to pay dividends or make other distributions to us;
	•	enter into transactions with affiliates;
	•	merge or consolidate; and
	•	transfer or sell assets.
See "Description of Exchange Notes."
The Exchange Offer
The Exchange Offer
We are offering to exchange up to $40 million principal amount of exchange notes for up to $40 million liquidation preference of preferred stock. Participants in the exchange offer will receive cash in an amount equal to accrued but unpaid dividends through the effective date of the exchange. Interest will accrue on the exchange notes from such date.
Minimum Tender Condition	In order for us to consummate the exchange offer, holders of at least $20 million liquidation preference of the outstanding preferred stock must have validly tendered their preferred stock.
Conditions of the Exchange Offer	Our acceptance of the exchange offer is subject to the following conditions, among other things:
	•	the minimum tender condition must be met; and
•
we must obtain the consents from holders of the preferred stock representing at least two-thirds of the liquidation preference of the preferred stock subject to put rights as against our subsidiary, Kaiser Government Programs, consenting to amendments to the put agreement governing the put rights.

At any time we can waive any condition to the exchange offer and accept all preferred stock tendered for exchange pursuant to the exchange offer. Additionally, we reserve the right at any time to terminate the exchange offer and not accept for exchange any preferred stock tendered for exchange. See "The Exchange Offer—Conditions of the Exchange Offer."

Expiration Date
The exchange offer and consent solicitation will expire at 5:00 p.m., New York City time, on , 2002, unless we extend or earlier terminate them. We can extend the exchange offer and accept all preferred stock tendered for exchange or amend the terms of the exchange offer, and any amendment will apply to the preferred stock tendered pursuant to the exchange offer.
Tax Consequences of the Exchange
The exchange may qualify as a recapitalization under the Internal Revenue Code. If that is the case, a holder that exchanges preferred stock for exchange notes will recognize gain, but not loss, equal to the face amount of the exchange notes received in the exchange over the holder's aggregate adjusted tax basis in the preferred stock exchanged. However, if the Internal Revenue Service were to successfully claim that the exchange does not qualify as a recapitalization, a holder that exchanges preferred stock for exchange notes will recognize gain or loss on the exchange equal to the difference between the face amount of the exchange notes received in the exchange and the holder's adjusted tax basis in the preferred stock exchanged. See "United States Federal Income Tax Considerations."
No Fairness Opinion or Recommendation
We have not obtained an opinion of any third party, nor do we express a view, concerning the fairness of the terms of the exchange offer from a financial point of view. Neither we nor our Board of Directors either recommend or discourage participation in the exchange offer.
The Consent Solicitation
The Consent Solicitation
In connection with the exchange offer, we are soliciting consents from the holders of the preferred stock to approve proposed amendments to the agreement governing the put rights that holders of preferred stock have against our subsidiary, Kaiser Government Programs, in order to conform the put agreement governing such put rights to the terms of the Indenture governing the exchange notes. The proposed amendments will not become operative unless the conditions to the exchange offer are met and will become effective immediately preceding the consummation of the exchange offer.
Requisite Consents	Consents of holders of at least two-thirds of the liquidation preference of the preferred stock subject to the put rights are required to approve the proposed amendments to the put agreement.
Proposed Amendments
The proposed amendments to the agreement governing the put rights will conform the definition of the circumstances that give rise to the put rights to those in the Indenture governing the exchange notes that give rise to a redemption obligation.

The put agreement gives holders of preferred stock the right to put their preferred stock to Kaiser Government Programs, if Kaiser Government Programs receives distributions from Kaiser-Hill that exceed 2.8 times the amount of cash required to pay dividends on the preferred stock and under other circumstances, including the disposition of our interest in Kaiser-Hill. In order for the put agreement to operate in a manner consistent with the issuance of the exchange notes, the agreement is being amended to refine the definition of the circumstances which give rise to a put right to provide, among other things, that the put right exists if we receive distributions from Kaiser-Hill that exceed 2.8 times the amount of cash required to pay both dividends on the preferred stock and interest on the exchange notes. The definition of the other circumstances under which the put right comes into existence are not amended. A copy of the put agreement, as proposed to be amended, is filed as an exhibit to the registration statement of which this prospectus/consent solicitation statement is a part.

The terms of the Indenture governing the exchange notes require us to redeem the exchange notes under the same circumstances as give rise to a put right in favor of the holders of preferred stock. The redemption obligations and put rights are pari passu and pro rata with one another, in accordance with the principal amount of the exchange notes and the liquidation preference of the preferred stock.

The amendments to the put agreement also would permit Kaiser Government Programs to guarantee our redemption obligation relating to the exchange notes that correspond with the obligations of Kaiser Government Programs under the put agreement.

If the proposed amendments become effective, they will apply to all preferred stock to which put rights apply and each holder of preferred stock not tendered or accepted for exchange pursuant to the exchange offer will be bound by the proposed amendments regardless of whether the holder consented to the proposed amendments.

The Company

        On June 9, 2000, Kaiser Group International, Inc. and 38 of its domestic subsidiaries voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code in the District of Delaware. Kaiser Group International, Inc. emerged from bankruptcy with a confirmed Plan of Reorganization that was effective on December 18, 2000. Kaiser Group Holdings, Inc. is a Delaware holding company formed on December 6, 2000 for the purpose of owning all of the outstanding stock of Kaiser Group International, Inc. Kaiser Group International, Inc. continues to own the stock of its remaining subsidiaries. In this prospectus/consent solicitation statement, we frequently use the terms "we" and "Kaiser" to refer to Kaiser Group Holdings, Inc., Kaiser Group International, Inc. and other subsidiaries we own.

        We adopted fresh start reporting in our consolidated balance sheet as of December 31, 2000. The American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (SOP 90-7), requires that under certain circumstances resulting from a bankruptcy, a new entity is created for financial reporting purposes upon the emergence of that entity from bankruptcy. Accordingly, the value of the reorganized enterprise becomes the established amount for the emerging balance of shareholders' equity and any accumulated deficit of the predecessor entity is offset against available paid-in-capital to result in an emerging retained earnings of zero. Additionally, assets and liabilities were recorded at their fair values. Since the financial information as of and subsequent to December 31, 2000 has been prepared as if it is of a new reporting entity, a black line has been used to separate new entity information from prior entity information in the Summary Financial Data and Ratio of Earnings to Fixed Charges since such presentations were not prepared on a comparable basis to the prior periods. Financial information with regard to activity occurring prior to December 31, 2000 has been marked as "Predecessor", and financial information with regard to activity as of December 31, 2000 and thereafter is marked herein as "Successor".

        We own Kaiser-Hill Company, LLC equally with CH2M Hill Companies Ltd. Kaiser-Hill is our major asset and source of income. Kaiser-Hill currently serves as the general contractor at the U.S. Department of Energy's Rocky Flats Environmental Technology Site near Denver, Colorado. Kaiser-Hill has performed for the Department of Energy at this site since 1995 and in January 2000 was awarded a new contract to manage the closure of the site within this decade. Rocky Flats is a former Department of Energy nuclear weapons production facility. Under the new contract, Kaiser-Hill is working to stabilize and safely store radioactive materials at the site and other locations, to clean up areas contaminated with hazardous and radioactive waste and to restore much of the 6,000 acre site to the public. The level of success experienced by Kaiser-Hill in achieving timely closure of the Rocky Flats site, and the cost of achieving such closure, are the primary determinants of our long-term financial performance.

        We have a substantial claim, pending resolution, against Nova Hut a.s., the owner of a steel mini-mill in the Czech Republic. The engineering and construction of the mini-mill was completed in 2000 by a subsidiary of Kaiser Group International, Inc. called Kaiser Netherlands, B.V. As a result of disputes between Nova Hut and Kaiser Netherlands regarding the performance of the mini mill, and further, the ability of Nova Hut, which is in financial difficulty, to fund a payment to Kaiser Netherlands, the amount and timing of a recovery, if any, on this claim is uncertain.

        Our principal executive office is located at 9302 Lee Highway, Fairfax, Virginia, 22031-1207 and our telephone number is (703) 934-3600.

Risk Factors

        Before tendering preferred stock in the exchange offer, you should consider carefully the information included in the "Risk Factors" section immediately following this summary, as well as all other information set forth in this prospectus/consent solicitation statement

RISK FACTORS

You should consider carefully the following factors, in addition to the other information contained in this prospectus/consent solicitation statement, before participating in the exchange offer.

Our long-term future profitability is significantly tied to Kaiser-Hill, which is subject to uncertainties that may adversely affect our operating results.

The fee income we will receive from Kaiser-Hill is dependent upon the ability of Kaiser-Hill to close the Rocky Flats site at a predetermined targeted closing date and cost, both of which are uncertain.

        Our long-term future profitability will be dependent, to a significant extent, on the performance of Kaiser-Hill under its new contract with the Department of Energy. Kaiser-Hill serves as the general contractor at the Rocky Flats Environmental Technology site near Denver, Colorado, a former nuclear weapons production facility. Kaiser-Hill's contract with the Department of Energy includes a performance fee based upon a combination of the actual costs incurred to complete the site closure and the actual date of completion of the closure. If Kaiser-Hill fails to complete the closure within the target cost for the project or fails to complete the closure by March 31, 2007, Kaiser-Hill's fee will be reduced to a level significantly less than the fee estimate currently being used to recognize income on the project and further reduced by 30% of the costs incurred after the target date, up to a maximum of $20 million.

        Kaiser-Hill has historically incurred expenses that are not reimbursable by the Department of Energy pursuant to the federal regulations. Accordingly such expenses, which Kaiser-Hill estimates could approximate up to 15%—20% of the total award fee, would be deducted from the total fee prior to any distributions of net fees to either us or CH2M Hill Companies, Ltd. For reasons similar to those described in the following paragraph, it is difficult to estimate either the amount of net fee to be distributed to the owners of Kaiser-Hill and or the effect, if any, that such unreimbursable costs would have on our future cash flows.

There are substantial performance risks associated with Kaiser-Hill's work at the Rocky Flats site. The performance risks may impact the timing and cost of closing the site, which in turn will impact our fee income from Kaiser-Hill.

        The clean-up and closure of the Department of Energy's Rocky Flats site involve substantial performance risks. Among other things, Kaiser-Hill's activities at the Rocky Flats site involve the clean-up, packaging and transportation of nuclear waste, and the demolition and destruction of facilities where nuclear weapons components were previously produced. Some of these activities have not been previously performed elsewhere, and therefore require the development of innovative and untested approaches. Kaiser-Hill emphasizes safety in its performance, but the nature of the Rocky Flats site and the activities of Kaiser-Hill and its subcontractors at the site are such that serious injuries, or even deaths, are possible. Significant safety incidents at the site could stop or significantly impede the progress of work being performed at the site by Kaiser-Hill and its subcontractors. The Department of Energy contract contemplates that all, or substantially all, of the nuclear waste at Rocky Flats will be transported to other sites operated or managed by the Department of Energy. The appropriate sites for storage of certain of those nuclear wastes have not yet been identified. In addition, third-party objections have arisen with regard to the transportation and storage of nuclear waste at certain sites previously scheduled by the Department of Energy to receive waste from Rocky Flats, including the Department of Energy's Savannah River site in South Carolina. Deliveries of waste to the Savannah River site were delayed as a result of objections interposed by the Governor of South Carolina. Deliveries to the Savannah River site have begun, but it is possible that similar objections will be raised with respect to the transportation and storage of waste from Rocky Flats at other Department of

Energy sites. Although the Department of Energy contract contemplates that the Department of Energy is responsible for providing transportation and storage sites for nuclear waste from Rocky Flats, an ongoing inability to ship plutonium and other nuclear waste to Department of Energy sites poses a substantial risk to the timely closure of the Rocky Flats site, and could interfere with Kaiser-Hill's ability to earn the fees to which Kaiser-Hill believes it should be entitled. This loss of fee income could adversely affect our operating results.

There are potential substantial liabilities and costs associated with Kaiser-Hill's Department of Energy contract, which may directly and indirectly impact our fee income from Kaiser-Hill.

        Under the Department of Energy contract, Kaiser-Hill is responsible for, and the Department of Energy will not pay for costs associated with, liabilities caused by the willful misconduct or lack of good faith of Kaiser-Hill's managerial personnel or the failure to exercise prudent business judgment by Kaiser-Hill's managerial personnel. If Kaiser-Hill were found liable for any of these reasons, the associated costs could be substantial, which could have an adverse effect on our operating results.

We face significant contingencies, which may adversely impact our ability to meet our obligations on our debt and preferred stock, to fund our continuing operations and to undertake new operations.

Our cash flow is partially dependent on the wind-down of the Nova Hut project and the probability of receiving our payment from Nova Hut is currently uncertain.

        Our cash flow is partially dependent on the resolution of disputes relating to Kaiser Netherlands' performance under its fixed-price contract for turnkey engineering and construction services relating to the Nova Hut project and on the ability of Nova Hut, which is in financial difficulty, to pay for such services.

We do not have a business plan beyond Kaiser-Hill and the Nova Hut project, and we may or may not undertake new activities.

        Our long-term future profitability will be dependent, to a significant extent, on our ability to develop a business plan for ongoing operations. It is possible that our ongoing business plan will be limited to resolving issues related to the Nova Hut project and participating in the activities of Kaiser-Hill. Our Board of Directors is considering whether we should attempt to develop a new revenue base. Such efforts could, for example, attempt to take advantage of our successful history of performing in the government services market, both independently and through Kaiser-Hill. Our efforts to develop a revenue base separate from Kaiser-Hill may involve start-up activities that involve risks peculiar to activities of this type, which may adversely impact our cash flow and operating results.

We may be unable to obtain performance guarantees, which may limit our ability to undertake new activities.

        Given the reorganization history of Kaiser Group Holdings, Inc., we may not be able to obtain satisfactory contract performance guaranty mechanisms, such as performance bonds and letters of credit, at all or on satisfactory terms, to the extent such mechanisms are needed for new projects. These factors could limit the nature of the business activities in which we could engage should we decide to attempt to develop a new revenue base apart from Kaiser-Hill, which may adversely impact our cash flow and operating results.

We may be unable to generate funds to meet our obligations and we may be unable to access additional capital.

        There can be no assurance that we will be able to continue to generate sufficient funds to meet our obligations, notwithstanding the significant improvements in our operations and financial condition.

Although we believe that we will be able to generate sufficient funds to meet our working capital needs for the foreseeable future, our ability to gain access to additional capital, if needed, cannot be assured. The inability to gain access to additional capital may limit our ability to undertake new activities or to meet our existing obligations.

There are significant risks associated with the exchange notes, which could adversely affect the value of the exchange notes.

We have not obtained a fairness opinion, and do not express a recommendation, concerning the exchange offer.

        We have not obtained an opinion of any third party, nor do we express a view, concerning the fairness of the terms of the exchange offer from a financial point of view. Neither we nor our Board of Directors either recommend or discourage participation in the exchange offer.

There may not be a trading market for the exchange notes, which may make it difficult for you to sell your exchange notes.

        The exchange notes are a new issue of securities for which there is currently no established trading market. We cannot assure you that a trading market for the exchange notes will develop. The absence of a trading market adversely will affect the liquidity of your exchange notes, and it may be difficult for you to sell these securities. We do not intend to apply for listing of the exchange notes on any national securities exchange or for quotation through any over-the-counter market. If your exchange notes are traded, they may trade at a substantial discount from their face or liquidation value. Any discount could depend upon a number of factors, including:

  •
  the market demand for the exchange notes;

  •
  the market for similar securities;

  •
  our financial condition and performance;

  •
  prevailing interest rates generally in the financial markets; and

  •
  general economic conditions.

The exchange notes may impact our ability to obtain additional financing.

        The exchange notes will represent new outstanding debt for us. Potential lenders may look unfavorably at our total debt level with this additional debt, making it more difficult for us to obtain additional financing which may be necessary or desirable to undertake new activities.

The exchange notes are subordinated to any future secured debt and the repayment of exchange notes is not secured by our assets.

        Our obligation to make payments of principal and interest on the exchange notes is unsecured. As a result, holders of the exchange notes will not have any ability to use our assets as collateral for the repayment of these obligations. In addition, if we become subject to a bankruptcy or liquidation proceeding, the right of holders of the exchange notes to be repaid will be limited to the assets available after all of our secured creditors have been satisfied. These remaining assets will then be distributed among the remaining unsecured creditors, including trade creditors, as well as holders of the exchange notes. As a result, holders of the exchange notes may not recover their investment in these exchange notes. At the present time we do not have any secured or unsecured indebtedness.

The exchange notes will be subordinated to liabilities of some of our subsidiaries.

        Substantially all of our operations are conducted, and substantially all of our assets are owned, by our subsidiaries. The exchange notes will effectively be subordinated to all existing and future liabilities of those of our subsidiaries that have not guaranteed the exchange notes. Any right we may have to participate in any distribution of the assets of any of our subsidiaries upon the subsidiary's liquidation, reorganization or insolvency, and any right the holders of the exchange notes may consequently have to participate in the distribution of those assets, will be subject to the claims of the creditors, including trade creditors, of the subsidiary. In addition, in the event we have valid claims as a creditor of a subsidiary that are recognized, these claims would be subordinated to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us.

Unlike the preferred stock, the exchange notes are not optionally redeemable upon a change of control, nor mandatorily redeemable upon the receipt of certain Nova Hut project funds.

        Our preferred stock is redeemable at the option of the holder upon a change of control as defined in the terms of the preferred stock. The indenture governing the exchange notes does not include such a requirement. In the event of a change of control, the holders of preferred stock could require us to redeem the preferred stock, thus reducing the cash available to us and holders of the exchange notes.

        We are not presently aware of any events that would cause a change of control. However, based on Amendment No. 1 to a Schedule 13D filed with the SEC by Tennenbaum & Co., LLC on or about June 17, 2002, we believe that Tennenbaum & Co., LLC and Michael E. Tennenbaum together own approximately 44% of our common stock. The terms of our preferred stock provide that a change of control occurs when, among other things, a person or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) directly or indirectly acquires "beneficial ownership" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of more than 50% of all classes of our common equity (defined in the terms of our preferred stock as capital stock entitled to vote in the election of directors).

        The preferred stock is mandatorily redeemable upon our receipt of certain funds from the Nova Hut project. It is speculative as to whether we will receive any such funds, or any additional funds at all, from the Nova Hut project. However, it is possible that we could receive funds from the Nova Hut project that would require redemption of preferred stock and no corresponding redemption of exchange notes.

You may have difficulty selling preferred stock you do not exchange.

        If the exchange offer is successful, the amount of preferred stock outstanding will be substantially reduced. As a result, it may become much more difficult for holders to sell their preferred stock. In addition, the reduced liquidity of preferred stock outstanding after the exchange could have the effect of reducing the market price at which the preferred stock may be sold.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2002, and adjusted to give effect to (i) certain transactions subsequent to June 30, 2002 and (ii) the consummation of the exchange offer, as if such transactions and the exchange offer had occurred on June 30, 2002, assuming participation in the exchange by the holders of $40 million liquidation preference of preferred stock. The information set forth below should be read in conjunction with our audited and unaudited financial statements, together with the related notes, included in this prospectus/consent solicitation statement.

	June 30, 2002
	Actual	Adjusted Before Exchange Offer(a)	Adjusted After Exchange Offer(b)
	(Dollars in thousands)
Cash and Cash Equivalents	13,444	8,466	8,064
Restricted Cash (c)	16,406	13,283	13,283
Long-term debt:	—	—	—
Exchange note	—	—	40,000
Preferred stock	62,519	54,000	14,000
Common stock	16	16	16
Capital in excess of par	5,651	5,124	5,121
Accumulated deficit	(3,958)	(1,942)	(2,442)
Treasury Stock	(244)	(3,504)	(3,504)
Accumulated other comprehensive (loss) income	(29)	(29)	(29)
Total Capitalization	63,955	53,665	53,162

(a)
Several transactions completed or planned to be completed subsequent to June 30, 2002 are deemed to be significant to presenting the effects of the exchange offer. These transactions include:

1.
The purchase of 110.610 shares of treasury stock.

2.
The implementation of the ICF Consulting settlement agreement.

3.
The anticipated redemption of 138,594 shares of outstanding preferred stock at liquidation value.

(b)
Adjusted to give effect to the exchange offer, assuming $40 million of exchange notes are exchanged for an equivalent liquidation preference of preferred stock and estimated expenses.

(c)
Held for the purpose of preferred stock redemption obligations and unresolved claims.

RATIO OF EARNINGS TO FIXED CHARGES

        The table below sets forth our ratio of earnings to fixed charges for the five years ended December 31, 2001 and the six months ended June 30, 2002. The ratio of earnings to fixed charges has been calculated by dividing fixed charges into the sum of fixed charges and income from continuing operations before income tax expense and before equity in earnings or losses of less than fifty-percent owned companies. Fixed charges consist of dividends on preferred stock and interest costs.

        Because the interest rate on the exchange notes (8 1/4%) is higher than the dividend rate on our preferred stock (7%), fixed charges may increase following completion of the exchange offer. However, we expect the effect of the increased rate to be offset, at least in part, by planned redemptions of preferred stock.

	Predecessor Company					Successor Company
	Year ended December 31						Six Month Ended June 30, 2002
	1997	1998	1999	2000		2001
	(Dollars in thousands)
Income (loss) from continuing operations before income taxes, minority interest or income or loss from equity investees, extraordinary item and cumulative effect of accounting change	(36,029)	(47,160)	(40,444)	(3,342)		(3,861)	(4,904)
Total fixed charges:
Preferred stock dividends:	—	—	—	—		3,091	2,172
Interest expense	18,276	20,279	21,065	7,754		—	—
Income (loss) from continuing operations before income taxes, minority interest or income or loss from equity investees, extraordinary item and cumulative effect of accounting change plus fixed charges	(17,753)	(26,881)	(19,379)	4,412		(770)	(2,732)
Ratio of earnings to fixed charges	(a )	(a )	(a )	(a	)	(a )	(a )

(a)
Earnings for these periods are inadequate to cover fixed charges. The deficiencies, calculated as the dollar amount of earnings required to attain a ratio of one-to-one, for the years ended 1997, 1998, 1999, 2000, 2001 and the six months ended June 30, 2002, were $36,029, $47,160, $40,444, $3,342, $3,861 and $4,904, respectively.

OVERVIEW AND BACKGROUND OF THE EXCHANGE OFFER

        Kaiser Group Holdings, Inc. was formed in December 2000 as a "successor issuer" to Kaiser Group International, Inc. (formerly known as ICF Kaiser International, Inc.), which was reorganized in bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code in the District of Delaware. The Plan of Reorganization became effective on December 18, 2000. The plan provided, among other things, for the issuance of our preferred stock, together with other consideration, to holders of Kaiser's former 12% Senior Subordinated Notes due 2003 and some other specified creditors.

        At the time the plan became effective, there was substantial uncertainty as to the performance of some of Kaiser Group International's remaining projects and assets, including Kaiser-Hill Company, LLC, in which we own a 50% interest. Due to this uncertainty, the plan provided that we would emerge from the bankruptcy process without any outstanding long-term debt.

        After the effectiveness of the plan, our remaining principal obligations (other than to trade and similar creditors) are dividend payments provided for under the terms of our preferred stock. The dividends equal 7% of the liquidation preference of the preferred stock, payable quarterly. Such dividends may not be deductible for federal and state income tax purposes. Because of operating losses suffered by Kaiser Group International in prior years, the deductibility of such dividends previously was not a concern. However, we now expect to have taxable income, perhaps in calendar year 2002 and more certainly in calendar year 2003. Accordingly, we have elected to proceed with the exchange offer with the goal of having a more tax-efficient capital structure on an ongoing basis. The new capital structure will allow us to deduct the interest payable on the exchange notes.

THE EXCHANGE OFFER

Terms of the Exchange Offer

        We are offering to exchange up to $40 million principal amount of exchange notes for preferred stock with a liquidation preference of up to $40 million through the date of the closing of the exchange. Participants in the exchange offer will receive cash in an amount equal to accrued but unpaid dividends on the preferred stock through the effective date of the exchange. Interest will accrue on the exchange notes from such date.

        The exchange offer is conditioned upon, among other things, preferred stock with a liquidation preference of at least $20 million being tendered for exchange. If such minimum amount of the preferred stock is not tendered, or any other condition to the exchange offer is not satisfied and the exchange offer is not consummated, then we reserve the right to abandon the exchange offer.

        A holder of preferred stock may tender all or part of the preferred stock beneficially owned by the holder. We can extend the exchange offer and accept all preferred stock tendered for exchange or amend the terms of the exchange offer, and any amendment will apply to the preferred stock tendered pursuant to the exchange offer. Additionally, we reserve the right at any time to terminate the exchange offer and not accept for exchange any preferred stock tendered for exchange. Preferred stock tendered in the exchange offer may not be withdrawn by the holder once tendered.

        We shall be deemed to have accepted validly tendered preferred stock when, as and if we have given oral or written notice to the exchange agent and solicitation/information agent. The exchange agent and solicitation/information agent will act as agents for the tendering holders of preferred stock for the purposes of receiving the exchange notes from us.

        If any tendered preferred stock is not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus/consent solicitation statement or otherwise, certificates for any unaccepted preferred stock will be returned, without expense, to the tendering holder as promptly as practicable after the exchange expiration date.

Exchange Expiration Date; Extensions; Waiver; Termination; Amendments

        The exchange expiration date will be                        , 2002 at 5:00 p.m., New York City time, unless we, in our sole discretion, extend the exchange offer, in which case the exchange expiration date will be the latest date and time to which the exchange offer is extended.

        In order to extend the exchange offer, we will notify the exchange agent and solicitation/information agent of any extension by oral notice followed by written notice and will make a public announcement. In either case we will do so prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled exchange expiration date.

        We reserve the right, in our sole discretion:

  •
  to delay accepting any preferred stock;

  •
  to extend the expiration date and accept any preferred stock previously tendered;

  •
  to waive any condition to the exchange offer and accept any preferred stock tendered for exchange;

  •
  to terminate the exchange offer, whether or not any of the conditions set forth below under "Conditions of the Exchange Offer" shall have been satisfied; and

  •
  to amend the terms of the exchange offer in any manner by giving oral or written notice of the delay, extension, termination or modification to the exchange agent and solicitation/information agent. Any amendment will apply to preferred stock tendered.

If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose these amendments by means of a public announcement or a supplement to this prospectus/consent solicitation statement that will be distributed to the registered holders of the preferred stock.

Conditions of the Exchange Offer

        The exchange offer is subject to the following conditions:

  •
  a minimum of at least $20 million in liquidation preference of preferred stock must be tendered;

  •
  holders of preferred stock representing at least two-thirds of the liquidation preference of preferred stock with put rights must consent to the proposed amendments to the put agreement;

  •
  no legal action or proceeding shall have been instituted or threatened with respect to the exchange offer or the consent solicitation, or which, in our sole judgment, materially adversely affect our business, operations or financial condition; and

  •
  none of the following shall have occurred:

  •
  any material adverse development in any existing action or proceeding of any nature;

  •
  any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange;

  •
  a declaration of a banking moratorium by United States authorities or any governmental agency in the United States;

  •
  the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; or

    •
    a material adverse change in general economic, political or financial conditions, if the effect of any economic, political or financial conditions on the financial markets of the United States, in our sole judgment, makes it impracticable to consummate the exchange offer;

    •
    there shall not have occurred any change, or development involving a prospective change, in or affecting our business or financial affairs which, in our sole judgment, would materially impair the contemplated benefits of the exchange offer or the consent solicitation;

    •
    no statute, rule or regulation shall have been proposed or enacted, or any action shall have been taken by any governmental authority, which, in our sole judgment, would or might prohibit, restrict or delay consummation of the exchange offer as presently proposed or materially impair the contemplated benefits of the exchange offer or the consent solicitation; and

    •
    there shall not exist, in our sole judgment, any other actual or threatened legal impediment to the issuance of the exchange notes in the exchange offer.

        At any time, we can waive any condition to the exchange offer and accept all preferred stock tendered for exchange pursuant to the exchange offer.

THE CONSENT SOLICITATION

General

        In connection with the exchange offer, we are soliciting consents from the holders of the preferred stock to approve proposed amendments to the put agreement. Consents of holders of at least two-thirds of the outstanding liquidation preference of preferred stock with put rights are required to approve the proposed amendments to the put agreement. The proposed amendments will become effective only if the conditions of the exchange offer are satisfied or waived and will become effective immediately preceding the consummation of the exchange offer. Our acceptance of the exchange offer is contingent upon our receipt of requisite consents from holders of the preferred stock. If the proposed amendments become effective with respect to the put agreement, they will apply to all preferred stock to which put rights apply.

Proposed Amendments

        The proposed amendments to the agreement governing the put rights will conform the definition of the circumstances that give rise to the put rights to those in the Indenture governing the exchange notes that give rise to a redemption obligation.

        In general terms, the put agreement gives holders of preferred stock the right to put their preferred stock to Kaiser Government Programs if Kaiser Government Programs receives distributions from Kaiser-Hill that exceed 2.8 times the amount of cash required to pay dividends on the preferred stock and under other circumstances, including the disposition of our interest in Kaiser-Hill. In order for the put agreement to operate in a manner consistent with the issuance of the exchange notes, the agreement is being amended to refine the definition of the circumstances that give rise to a put right to provide, among other things, that the put right exists if we receive distributions from Kaiser-Hill that exceed 2.8 times the amount of cash required to pay both dividends on the preferred stock and interest on the exchange notes. The definition of the other circumstances under which the put right comes into existence are not amended. (A copy of the put agreement, as proposed to be amended, is filed as an exhibit to the registration statement of which this prospectus/consent solicitation statement is a part.)

        The terms of the Indenture governing the exchange notes requires us to redeem the exchange notes under the same circumstances as give rise to a put right in favor of the holders of preferred stock. The redemption obligations and put rights are pari passu and pro rata with one another, in accordance with the principal amount of the exchange notes and the liquidation preference of the preferred stock.

        The amendments to the put agreement would also permit Kaiser Government Programs to guarantee our redemption obligation relating to the exchange notes that correspond with the obligations of Kaiser Government Programs under the put agreement.

        The proposed amendments to the put agreement also will include other conforming amendments that are consistent with the changes outlined above.

        A holder of preferred stock must consent to the proposed amendments in order to tender the holder's preferred stock in the exchange offer. In addition, each holder of preferred stock not tendered or accepted for exchange pursuant to the exchange offer will be bound by the proposed amendments if they become effective regardless of whether the holder consented to the proposed amendments.

Solicitation Expiration Date; Extensions; Amendments

        The consent solicitation will expire at 5:00 p.m., New York City time, on                        , 2002, unless we, in our sole discretion, extend the period during which the consent solicitation is open, in which case the solicitation expiration date will be the latest date and time to which the consent solicitation is extended.

        In order to extend the solicitation expiration date, we will make a public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled solicitation expiration date.

        We reserve the right, in our sole discretion,

  •
  to delay accepting any consents;

  •
  to extend the consent solicitation;

  •
  to terminate the consent solicitation; and

  •
  to amend the terms of the consent solicitation in any manner by giving oral or written notice of the delay, extension, termination or modification to the exchange agent and solicitation/information agent.

If the consent solicitation is amended in a manner that we determine constitutes an adverse change to the holders of the preferred stock, we will promptly disclose the amendment by means of a public announcement or a supplement to this prospectus/consent solicitation statement that will be distributed to the registered holders of the preferred stock.

Waivers and Nonacceptance of Consents

        We reserve the absolute right to waive any defects or irregularities in the furnishing of the consents. If any consents are not accepted for any reason, the preferred stock to which the consent relates will be returned without expense to the submitting holder as promptly as practicable after the expiration or termination of the consent solicitation.

PROCEDURES FOR PARTICIPATING IN THE EXCHANGE OFFER
AND CONSENT SOLICITATION

General

        As previously discussed, the exchange offer and the consent solicitation are interdependent, and a holder of preferred stock must consent to the proposed amendments to the put agreement in order to tender the holder's preferred stock in the exchange offer. However, you must make a separate decision as to each applicable transaction. The procedures for participating are described below.

Procedures for Tendering Preferred Stock in the Exchange Offer

        The tender of a holder's preferred stock or the tender of consents and our acceptance of it will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus/consent solicitation statement and in the applicable letter of transmittal and consent form. Except as described below, a holder who wishes to tender preferred stock for exchange in the exchange offer or tender consents in the consent solicitation must transmit any tendered preferred stock, together with a properly completed and duly executed letter of transmittal and consent form, including all other documents required by the letter of transmittal and consent form to the exchange agent and solicitation/information agent at the address set forth below in this prospectus/consent solicitation statement prior to 5:00 p.m., New York City time, on the exchange/consent solicitation expiration date. The method of delivery of preferred stock, letter of transmittal and consent form and all other required documents is at the election and risk of the holder. If the delivery is by mail, it is recommended that tendering holders use registered mail, properly insured, with return receipt requested. Instead of delivery by mail, it is recommended that the holder use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery.

        Any financial institution that is a participant in The Depository Trust Company's book-entry transfer facility system may make book-entry delivery of the preferred stock by causing The Depository Trust Company to transfer the preferred stock into the exchange agent's and solicitation/information agent's account in accordance with The Depository Trust Company's procedures for this transfer. In connection with a book-entry transfer, a letter of transmittal and consent form need not be transmitted to the exchange agent and solicitation/information agent, provided that the book-entry transfer procedure is completed prior to 5:00 p.m., New York City time, on the exchange/consent solicitation expiration date.

        Each signature on a letter of transmittal and consent form or a notice of revocation, as the case may be, must be guaranteed except that they do not need to be guaranteed if the preferred stock surrendered for exchange is tendered:

  •
  by a registered holder of the preferred stock who has not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" in the letter of transmittal and consent form; or

  •
  by an eligible institution.

In the event that a signature on a letter of transmittal and consent form or a notice of revocation, as the case may be, is required to be guaranteed, this guarantee must be by a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or otherwise be an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934. If the letter of transmittal and consent form is signed by a person other than the registered holder of the preferred stock, the tendered preferred stock and consents must be endorsed by the registered holder, with the signature guaranteed by an eligible institution.

        All questions concerning the validity, form, eligibility, including time of receipt, acceptance, and revocation of consents, will be decided by us in our sole discretion, which decision shall be final and binding. We reserve the absolute right to reject any and all preferred stock or consents not properly tendered and to reject any preferred stock or consents which might, in our judgment or that of our counsel, be unlawful for us to accept. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular preferred stock either before or after the exchange/consent solicitation expiration date, including the right to waive the ineligibility of any holder who seeks to tender preferred stock in the exchange offer or consents in the consent solicitation, whether or not similar defects or irregularities are waived in the case of other holders. Our interpretation of the terms and conditions of the exchange offer and consent solicitation, including the letter of transmittal and its instructions, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of preferred stock for exchange or tenders of consents must be cured within a period of time as we shall determine. We, the exchange agent and solicitation/information agent, or any other person will not have any duty to give notification of defects or irregularities with respect to tenders of preferred stock and consents and will not incur any liability for failure to give this notification. Tenders of the preferred stock and consents will not be deemed to have been made until any irregularities have been cured or waived.

        If any letter of transmittal and consent form, endorsement, power of attorney or any other document required by the letter of transmittal and consent form is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, this person should indicate when signing, and, unless waived by us, must submit proper evidence satisfactory to us, in our sole discretion, of the person's authority to act.

        Any beneficial owner of preferred stock whose preferred stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and who wants to tender preferred stock in the exchange offer or tender consents in the consent solicitation, should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If a beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the letter of transmittal and consent form and tendering preferred stock and consents, make appropriate arrangements to register ownership of the preferred stock in the beneficial owner's name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures

        Holders who wish to tender their preferred stock and

  •
  whose preferred stock are not immediately available; or

  •
  who cannot deliver their preferred stock or any other documents required by the letter of transmittal and consent form to the exchange agent and solicitation/information agent prior to the exchange/consent solicitation expiration date or complete the procedure for book-entry transfer on a timely basis;

may tender their preferred stock according to the guaranteed delivery procedures described in the letter of transmittal and consent form. Pursuant to these procedures:

  •
  the tender must be made by or through an eligible institution and a notice of guaranteed delivery, as defined in the letter of transmittal and consent form, must be signed by the holder;

  •
  on or prior to the exchange/consent solicitation expiration date, the exchange agent and solicitation/information agent must have received from the holder and the eligible institution a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number or numbers of the tendered preferred stock, and the principal amount of tendered preferred stock, stating that the tender is being made and guaranteeing that, within three business days after the date of delivery of the notice of guaranteed delivery, the tendered preferred stock, a duly executed letter of transmittal and consent form and any other required documents will be deposited by the eligible institution with the exchange agent and solicitation/information agent; and

  •
  the properly completed and executed documents required by the letter of transmittal and the tendered preferred stock in proper form for transfer, or confirmation of a book-entry transfer of the preferred stock into the exchange agent's and solicitation/information agent's account at DTC, must be received by the exchange agent and solicitation/information agent within three business days after the exchange/consent solicitation expiration date.

Any holder who wishes to tender preferred stock pursuant to the guaranteed delivery procedures described above must ensure that the exchange agent and solicitation/information agent receives the notice of guaranteed delivery and letter of transmittal relating to these preferred stock prior to 5:00 p.m., New York City time, on the exchange/consent solicitation expiration date.

Acceptance of Preferred Stock for Exchange and Acceptance of Consents; Issuance of Exchange Notes

        Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept any and all preferred stock that is properly tendered in the exchange offer, and consents properly tendered in the consent solicitation prior to 5:00 p.m., New York City time, on the exchange/consent solicitation expiration date. The exchange notes issued pursuant to the exchange offer will be issued promptly after acceptance of the preferred stock. For purposes of the exchange offer, we will be deemed to have accepted validly tendered preferred stock, when, as and if we have given oral notice followed by written notice to the exchange agent and solicitation/information agent.

Revocation of Consents

        We will process all properly completed and executed letters of transmittal and consent forms we receive, unless we receive from a holder a properly completed and duly executed notice of revocation at any time prior to the exchange/consent solicitation expiration date. Until the exchange/consent solicitation expiration date, any holder may revoke a consent as to any or all preferred stock if we receive notice of revocation.

The Exchange Agent; Solicitation Agent; Information Agent; Assistance

        The Bank of New York is the exchange agent. All tendered preferred stock and consents, executed letters of transmittal and consent forms and other related documents should be directed to the exchange agent as follows:

Exchange Agent

By Registered or Certified Mail: The Bank of New York Attention: 101 Barclay Street, 7 East New York, New York 10286	By Overnight Courier: The Bank of New York Reorganization Department Attention: 101 Barclay Street, 7 East New York, New York 10286	By Hand: The Bank of New York Attention: Reorganization Corporate Trust Services Window, Ground Level 101 Barclay Street New York, New York 10286	By Facsimile: The Bank of New York Reorganization Department Attention: (212) [TBD] Confirm by telephone: (212) [TBD]

        [                        ] is the solicitation/information agent. Questions and requests for assistance and requests for additional copies of the prospectus, a letter of transmittal and other related documents should be addressed to the solicitation/information agent as follows:

[INSERT NAME AND ADDRESS OF
SOLICITATION/INFORMATION AGENT]

Fees and Expenses

        We will pay all fees and expenses incurred in connection with the exchange offer, including each of the following:

  •
  fees and disbursements of our counsel and independent certified public accountants;

  •
  SEC registration fees; and

  •
  customary fees and out-of-pocket expenses incurred by the exchange agent or solicitation/information agent for their services in connection with the exchange offer.

        We will pay all transfer taxes, if any, applicable to the exchange of exchange notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than on the exchange of exchange notes pursuant to the exchange offer, then the amount of the transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption is not submitted with the letter of transmittal and consent form, the amount of these transfer taxes will be billed directly to the tendering holder.

UNITED STATES FEDERAL
INCOME TAX CONSIDERATIONS

        The following discussion sets forth the opinion of Squire, Sanders & Dempsey L.L.P, our counsel, regarding the material United States federal income tax consequences to holders of preferred stock resulting from the exchange and the consent solicitation. The discussion assumes that holders hold the preferred stock and exchange notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to holders who may be subject to special federal income tax laws, such as dealers in securities, financial institutions, life insurance companies, individuals who are not citizens or residents of the United States or corporations, partnerships or other entities that are not organized under the laws of the United States or any political subdivision, or persons that hold the preferred stock or the exchange notes as part of a hedge, conversion transaction, straddle, or other risk reduction transaction. In addition, the following discussion does not consider the effect of any applicable foreign, state or local tax laws.

        The discussion below is based upon the current provisions of the Internal Revenue Code, existing and proposed Treasury Regulations promulgated under the Internal Revenue Code, rulings of the Internal Revenue Service, and judicial decisions now in effect as of the date of this prospectus/consent solicitation statement. Such authorities may be repealed, revoked, or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those described below.

        As discussed below, the exchange may constitute a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code. However, we will not seek a ruling from the Internal Revenue Service regarding any of the tax issues described in this discussion, including the tax treatment of the exchange as a recapitalization. Moreover, as noted in the discussion, issues relevant to the federal income tax consequences of some matters are factual in nature, and other issues involve areas of law that are ambiguous or with respect to which legal authority is lacking and as to which limited guidance is available. It is possible, for example, that the exchange of preferred stock for the exchange notes will be treated as a taxable transaction because the exchange notes do not constitute "securities" and it is possible that treatment as a taxable transaction may be more favorable to a holder than treatment as a recapitalization.

        This discussion does not purport to deal with all aspects of United States federal income taxation that, because of specific circumstances applicable to a holder, might be relevant to a holder's decision to participate in the exchange or the consent solicitation, or to the ownership and disposition of the preferred stock and exchange notes. Holders are urged to consult their tax advisors concerning the United States federal income tax considerations that may be specific to them as well as any tax consequences arising under the laws of any other taxing jurisdiction.

Tax Consequences to the Holders Upon the Exchange of Preferred Stock

        Importance of Whether the Exchange Notes Constitute "Securities."    The federal income tax consequences to the holders of preferred stock will depend, in part, on whether the exchange notes constitute "securities" for federal income tax purposes. The term "security" is not defined in the Internal Revenue Code or in the Treasury Regulations and has not been clearly defined in court decisions. Although there are a number of factors that may affect the determination of whether a debt instrument is a "security," one of the most important factors is the original term of the instrument, or the length of time between the issuance of the instrument and its maturity. In general, instruments with an original term of more than ten years are likely to be treated as "securities," and instruments with an original term of less than five years are unlikely to be treated as "securities." Because the term of the exchange notes is between five and ten years, it is impossible to be certain regarding the treatment of such exchange notes as "securities." BECAUSE THE ISSUE IS UNCERTAIN, HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS AS TO THE PROPER TREATMENT OF THE EXCHANGE NOTES.

        Treatment of the Exchange as a Recapitalization Under Internal Revenue Code Section 368. If the exchange notes are treated as securities, the exchange of exchange notes for preferred stock should be treated as a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code. If the exchange is treated as a recapitalization, a holder that exchanges preferred stock for exchange notes will recognize gain, but not loss, generally equal to

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  the face amount of the exchange notes received in the exchange over

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  the holder's aggregate adjusted tax basis in the preferred stock exchanged.

        Such gain will generally be recognized on the installment method pursuant to section 453 of the Internal Revenue Code (as discussed below). Any recognized gain will generally be treated as capital gain and will be long-term capital gain if the holder held the preferred stock for more than 12 months.

        Treatment of the Exchange as a Taxable Exchange.    If the exchange notes are not treated as securities, the exchange would not be treated as a recapitalization for tax purposes and instead would be treated as a taxable redemption of the preferred stock. In such event, a holder that exchanges preferred stock for exchange notes would recognize gain or loss on the exchange equal to the difference between

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  the face amount of the exchange notes received in the exchange and

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  the holder's adjusted tax basis in the preferred stock exchanged.

        Any gain would generally be recognized on the installment method pursuant to section 453 of the Internal Revenue Code (as discussed below). Any recognized gain would generally be treated as capital gain and would be long-term capital gain if the holder held the preferred stock for more than 12 months. Any loss would be recognized at the time of the exchange and would be a capital loss.

        Possible Treatment of Gain as Dividend.    Because many of the holders of preferred stock also hold our common stock, it is possible that any gain recognized on the exchange of preferred stock for exchange notes may be treated as a dividend to certain holders as opposed to capital gain on the exchange. In order for a redemption of stock (which includes for this purpose the exchange of the preferred stock for the exchange notes) to be treated as a distribution in payment for the stock, the redemption must satisfy one or more tests set forth in Section 302(b) of the Internal Revenue Code. In general, under that section, the redemption of preferred stock can be treated as producing dividend income to the holders of such preferred stock if the redemption does not change the relative economic interests or rights of the stockholders. The question of whether such relative economic interests or rights have been changed is a factual question and depends, in part, on the relative percentages of preferred and common stock owned (both before and after the exchange) by the holders of the preferred stock that is redeemed. In general, a holder who owns less than 1% of our preferred stock after the exchange, or a holder who does not own (after the exchange) substantially similar percentages of our common and preferred stock, should be entitled to treat the exchange as a redemption qualifying under Section 302(b) of the Internal Revenue Code. However, this issue is complex and highly dependent on a holder's specific facts and circumstances. Accordingly, a holder should consult his, her, or its own tax advisors with respect to the application of Section 302(b) of the Internal Revenue Code to the exchange.

        Reporting of Gain on the Installment Method.    Section 453 of the Internal Revenue Code provides that gain on an installment sale is recognized under the installment method, unless the taxpayer recognizing such gain elects out of the application of such section. Application of the installment method under Section 453 requires the determination of a gross profit ratio, which ratio is applied to each payment of principal under the installment obligation in question. The gross profit ratio is equal to the total gain on the sale, divided by the sales proceeds. The taxpayer recognizes an amount of gain on each principal payment equal to the gross profit ratio multiplied by the amount of such principal payment. Holders who wish to elect out of the application of Section 453 should consult their tax advisor regarding the mechanics of such election.

        A holder who elects out of the application of Section 453 will recognize the entire gain on the exchange in the year of the exchange. In the case of a holder reporting income on the accrual basis, the gain will be equal to the face amount of the exchange notes received over the holder's basis in the preferred stock surrendered. In the case of a holder reporting income on the cash basis, the gain will be equal to the fair market value of the exchange notes received over the holder's basis in the preferred stock surrendered.

        If (i) any single holder receives more than $150,000 of exchange notes and (ii) at the end of any taxable year, the face amount of all installment obligations (including the exchange notes) held by such taxpayer exceeds $5 million, the provisions of Section 453A of the Internal Revenue Code will apply to such holder. Under such section, the holder will be required to pay (to the United States Treasury) interest on the deferred tax attributable to the gain related to such installment obligations, to the extent such tax is attributable to the amount of such obligations in excess of $5 million. The amount of such tax will be calculated at the highest marginal tax rate applicable to such holder and the interest will be calculated at the applicable underpayment rate for such holder.

        Original Issue Discount on Exchange Notes.    The exchange notes may have "original issue discount." Original issue discount is the excess of the stated redemption price at maturity of the exchange notes over their issue price. The issue price of the exchange notes will equal:

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  their fair market value if the exchange notes are treated as traded on an established market within the meaning of the Treasury Regulations;

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  the fair market value of the preferred stock, but only if the exchange notes are not treated as traded on an established market and the preferred stock is treated as so traded; or

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  the stated principal amount of the exchange notes, if neither of the previous two alternatives applies.

        For federal income tax purposes, original issue discount that exceeds a de minimis amount accrues to a holder of a new note over the period to maturity based on the constant yield to maturity method, compounded semi-annually, or over such shorter permitted compounding interval selected by the holder. With respect to an original holder of an exchange note, the portion of original issue discount that accrues during the period such holder owns the exchange note:

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  is includable in that holder's gross income for federal income tax purposes; and

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  is added to that holder's tax basis for purposes of determining gain or loss on the maturity, redemption, prior sale or other disposition of that exchange note.

        Disposition of Exchange Notes. A holder generally will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the exchange notes equal to the difference between the amount realized on the disposition and the holder's adjusted tax basis in the exchange notes. In the event a holder is reporting gain with respect to the receipt of the exchange notes on the installment method, the holder's basis in the exchange notes pursuant to Section 453B(b) of the Internal Revenue Code is equal to the excess of the face amount of the exchange note over an amount equal to the income that would be recognized by the holder if the exchange notes were paid in full. The gain or loss recognized on such a disposition generally will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period for the exchange notes is more than 12 months.

Solicitation of the Consents of Holders

        Concurrently with the exchange offer, we are soliciting the consents of the holders of the preferred stock to amend the put agreement. This amendment should not be a taxable event for any holder of the preferred stock because such amendment of the put agreement should not result in a taxable exchange of the preferred stock under Internal Revenue Code Section 1001.

Backup Withholding and Information Reporting

        Under some circumstances, a holder may be subject to backup withholding with respect to the exchange notes issued in the exchange. This withholding generally applies only if the holder:

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  fails to furnish the holder's social security or other taxpayer identification number;

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  furnishes an incorrect taxpayer identification number;

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  is notified by the Internal Revenue Service that the holder has failed to report payment of interest and dividends properly and the Internal Revenue Service has notified us that the holder is subject to backup withholding; or

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  fails, under some circumstances, to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number provided is the holder's correct number and that the holder is not subject to backup withholding.

        The backup withholding rate is 30% for 2002 and 2003, 29% for 2004 and 2005, and 28% for 2006 and thereafter. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against the holder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Some holders, such as corporations and financial institutions, are not subject to backup withholding. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

        If a holder treats the exchange as a exchange offer under Internal Revenue Code Section 368, such holder will be required to file information regarding such exchange in connection with filing their federal income tax returns for the period in which the exchange occurs.

Tax Consequences to Us Upon the Exchange

        We will not recognize gain or loss on the issuance of exchange notes for preferred stock. Interest payments on the exchange notes will be deductible by us for federal income tax purposes pursuant to the economic performance rules of Section 461(h) of the Internal Revenue Code.

DESCRIPTION OF EXCHANGE NOTES

        The following is only a summary of the terms of the exchange notes. For a complete description of the terms of the exchange notes, we urge you to read the Indenture and the exhibits to the Indenture which are filed as an exhibit to the registration statement of which this prospectus/consent solicitation is a part and copies of which are available from us upon request. The terms of the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture. The definitions of some terms used here are set forth in "Certain Definitions" below. The terms of the exchange notes differ in material respects from the terms of the preferred stock. Holders of preferred stock should review this section carefully.

General

        We will issue the exchange notes in partial exchange for the preferred stock under an Indenture between ourself and The Bank of New York, as trustee (the "Trustee").

        The exchange notes:

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  are our general unsecured obligations;

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  are limited to an aggregate principal amount of up to $40 million;

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  bear interest at an annual rate of 8 1/4% per annum;

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  will have interest payable quarterly beginning on January 31, 2003; and

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  mature on December 31, 2007.

        We will issue the exchange notes only in fully registered form in denominations of $1,000 and integral multiples of $1,000. The exchange notes will be represented by a global note registered in the name of a nominee of The Depository Trust Company and, except as described under "Book-Entry, Delivery and Form," will not be issued in certificated form. We expect that interests in the global note will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in these interests will therefore be required by DTC to settle in immediately available funds.

Methods of Making Payments on the Exchange Notes

        Interest will be payable at the corporate trust office of the Trustee in New York, New York; provided that, at our option, interest payments may be made by checks mailed to the registered holders of the exchange notes.

        The exchange notes will not be entitled to the benefit of any sinking fund or mandatory redemption provisions. The principal of the exchange notes will be payable on the maturity date at the corporate trust office of the Trustee in New York, New York.

Ranking

        The exchange notes are our senior unsecured obligations, and will rank senior in right of payment to any of our future subordinated debt and to any unexchanged preferred stock. However, the exchange notes will be effectively subordinated to our present and future secured obligations and to any indebtedness of our subsidiaries, as is the preferred stock. At the present time neither we nor our subsidiaries has any secured or unsecured indebtedness.

        We are a holding company that derives substantially all of our income from our subsidiaries. We must rely on dividends or other intercompany transfers from our subsidiaries to generate the funds necessary to meet our debt service and other obligations, including payment of principal and interest on the exchange notes. The ability of our subsidiaries to pay these dividends or other intercompany transfers is subject to the laws of the jurisdictions where the subsidiaries are located. Claims of creditors against these subsidiaries generally have priority as to the assets of the subsidiaries over our equity interests and the holders of our indebtedness.

Optional and Mandatory Redemption of the Exchange Notes

        We may choose to redeem the exchange notes in whole or in part, at any time, at a redemption price equal to 100% of the aggregate principal amount of the exchange notes, plus accrued and unpaid interest through the redemption date.

        We may redeem the exchange notes at our option, in whole or in part, at any time and from time to time at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. We are obligated to redeem outstanding exchange notes at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest through the redemption date (i) upon the disposition of shares or assets of our subsidiaries that own direct or indirect interests in Kaiser-Hill Company, LLC to the extent the net cash proceeds of such dispositions exceed $3 million per year, and (ii) to the extent net after-tax proceeds received from Kaiser-Hill (a) are from the disposition of a direct or indirect interest in Kaiser-Hill, (b) are from extraordinary distributions from Kaiser-Hill, or (c) exceed 2.8 times the amount of cash required to pay dividends on our preferred stock and interest on the exchange notes outstanding on the date of issuance of the exchange notes.

        The redemption obligations correspond to the redemption and put rights of the preferred stock (except that the exchange notes are not redeemable upon a change of control at the option of a holder and are not mandatorily redeemable upon the receipt of certain Nova Hut project funds, as the preferred stock is in each case) and are pari passu and pro rata with the corresponding rights of the preferred stock. The exchange notes will not have a put right against our subsidiary, Kaiser Government Programs, but the redemption obligation described in clause (ii) above will be guaranteed by Kaiser Government Programs. The guarantee of Kaiser Government Programs with respect to the redemption obligation in clause (ii) above is an absolute and unconditional guarantee and shall remain in full force and effect until the entire principal of, premium, if any, on, and interest on the exchange notes shall have been paid or provided for in accordance with the terms of the Indenture.

        The Trustee selects the exchange notes to be redeemed from among the outstanding exchange notes on a pro rata basis, by lot or by any other method permitted in the Indenture, if less than all of the exchange notes are to be redeemed at any time. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder whose exchange notes are to be redeemed at the registered address of the holder. Interest will cease to accrue on the exchange notes or portions called for redemption on and after the redemption date.

Sinking Fund

        There is no mandatory sinking fund for the exchange notes.

Certain Covenants

        Payment of Exchange Notes in Connection with Plan of Liquidation.    We will not adopt a Plan of Liquidation that provides for or contemplates, or the effectuation is preceded by, (i) the sale, lease, conveyance or other disposition of all or substantially all of our assets otherwise than substantially as an entirety, and (ii) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and of our remaining assets to the holders of our Capital Stock unless, prior to making any liquidating distribution pursuant to such Plan of Liquidation, we make provision for the satisfaction of our obligations under the Indenture and the exchange notes.

        Limitations on Restricted Subsidiary Debt and Preferred Stock.    We will not permit any of our Restricted Subsidiaries, directly or indirectly, to create, incur, assume, guarantee, extend the maturity of or otherwise become liable with respect to any Indebtedness, which, with respect to any Restricted Subsidiary, includes preferred stock of the Restricted Subsidiary, except for the following:

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  Kaiser-Hill; or

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  Indebtedness issued to and held by us or a Wholly-Owned Restricted Subsidiary, except that any subsequent issue or transfer of any Capital Stock that results in any Wholly-Owned Restricted Subsidiary ceasing to be a Wholly-Owned Restricted Subsidiary or any transfer of Indebtedness, other than to a Wholly-Owned Restricted Subsidiary, is deemed, in each case, to constitute the incurrence of Indebtedness by the Restricted Subsidiary;

        Limitations on Restricted Payments.    We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if, at the time of a potential Restricted Payment, a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof.

        Limitations on Restrictions on Distributions from Restricted Subsidiaries.    We will not, and will not permit any of our Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual Payment Restriction with respect to any of our Restricted Subsidiaries.

        Limitations on Transactions with Affiliates.    We will not, and will not permit any of our Restricted Subsidiaries to, make any loan, advance, guarantee or capital contribution to or for the benefit of, or sell, lease, transfer or otherwise dispose of any of our properties or assets to or for the benefit of, or make any Investment in, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with or for the benefit of, any Affiliate of ours or any of our subsidiaries, each of which is an "Affiliate Transaction," except for the following:

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  Affiliate Transactions in the ordinary course of business and consistent with past practice that are fair to us or the Restricted Subsidiary and are on terms at least as favorable as would have been obtainable at that time from an unaffiliated party;

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  our Board of Directors or the Board of Directors of the Restricted Subsidiary pursuant to a Board Resolution reasonably and in good faith determines that the Affiliate Transaction is fair to us or the Restricted Subsidiary and is on terms at least as favorable as would have been obtainable at that time from an unaffiliated party;

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  for any Affiliate Transaction or series of Affiliate Transactions involving or having a value of more than $1 million, unless a majority of the members of our Board of Directors who are not affiliated with any other party to the Affiliate Transaction reasonably and in good faith determined that the Affiliate Transaction or series of Affiliate Transactions is fair to us or the Restricted Subsidiary, and is on terms at least as favorable as would have been obtainable at that time from an unaffiliated party; and

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  for any Affiliate Transaction or series of Affiliate Transactions involving or having a value of more than $5 million, unless we or the Restricted Subsidiary received an opinion from an Independent Financial Advisor to the effect that the financial terms of the Affiliate Transaction are fair to us or the Restricted Subsidiary from a financial point of view.

        The limitations described in the foregoing paragraph do not apply to:

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  transactions exclusively between or among us and any of our Wholly-Owned Restricted Subsidiaries or exclusively between or among any of our Wholly-Owned Restricted Subsidiaries, as long as these transactions are not otherwise prohibited by the Indenture;

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  arms-length transactions between us or any of our Wholly-Owned Restricted Subsidiaries and the other owners of any Subsidiary or Joint Venture that is not under control of and does not have Capital Stock or Indebtedness held by us or our Affiliates; and

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  reasonable compensation, indemnification and other benefits paid or made available to our officers, directors and employees or those officers, directors and employees of any Subsidiary of ours for services rendered in the Person's capacity as an officer, director or employee.

        Restrictions on Sale of Stock of Restricted Subsidiaries.    We may not sell or otherwise dispose of any of the Capital Stock of any Restricted Subsidiary of ours unless we either retain ownership of more than 50% of the Common Equity of the Restricted Subsidiary or sell or otherwise dispose of all of the Capital Stock of the Restricted Subsidiary and the Net Cash Proceeds from any such sale or disposition are treated in a manner consistent with the treatment of disposition of assets.

        Limitations on Mergers and Certain Other Transactions.    Neither we nor the Partial Guarantor will:

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  in a single transaction or a series of related transactions, consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets, or assign any of our obligations under the exchange notes or the Indenture, to any Person, or

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  adopt a Plan of Liquidation unless, in either case:

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  the Person formed by or surviving the consolidation or merger, if other than us, or to which the sale, lease, conveyance or other disposition or assignment is made (or, in the case of a Plan of Liquidation, the Person to which assets are transferred, each of which is referred to as a "Successor") is a domestic corporation and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of our obligations or the obligations of the Partial Guarantor, as the case may be, under the exchange notes and the Indenture;

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  immediately prior to and immediately after and giving effect to the transaction and the assumption of the obligations as set forth in the preceding clause above and the incurrence of any Indebtedness, no Default or Event of Default will have occurred and be continuing; and

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  immediately after and giving effect to the transaction and the assumption of the obligations as set forth in the first clause above and the incurrence of any Indebtedness, and the use of its net proceeds on a pro forma basis, the Consolidated Tangible Net Worth of us or the Partial Guarantor, or the Successor of either, would be at least equal to our Consolidated Tangible Net Worth immediately prior to the transaction.

        The foregoing provisions of the Indenture will not prohibit a transaction whose sole purpose, as determined in good faith by the Board of Directors and evidenced by a Board Resolution, is to change our state of incorporation and the transaction does not have as one of its purposes the evasion of the limitations described above.

        Limitations on Partial Guarantees.    We will not permit any of our Restricted Subsidiaries to guarantee any Indebtedness, except (i) Indebtedness of Kaiser Hill and (ii) as set forth in the Partial Guarantee.

Events of Default

        An "Event of Default" is defined in the Indenture to include any of the following:

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  our failure to pay interest on any of the exchange notes when it becomes due and payable and the continuance of any failure for 30 days;

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  our failure to pay the principal of the exchange notes when it becomes due and payable, whether at stated maturity, upon redemption, upon acceleration or otherwise, including failure to make payment pursuant to any mandatory redemptions;

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  our failure to comply with any covenant in the Indenture and continuance of the failure for 60 days after notice of the failure has been given to us by the Trustee or by the holders of at least 25% of the aggregate principal amount of the exchange notes then outstanding;

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  our failure or any of our Subsidiaries to make any payment when due or during any applicable grace period, with respect to any Indebtedness of ours or any of our Subsidiaries that has an aggregate outstanding principal amount of $1 million or more;

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  a default under any Indebtedness if:

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  the default results in the holder or holders of the Indebtedness causing the Indebtedness to become due prior to its stated maturity; and

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  the principal amount of the Indebtedness, together with the principal amount of any other Indebtedness, which maturity has been accelerated, aggregates $1 million or more at any one time outstanding;

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  a court or courts of competent jurisdiction have entered one or more final judgments or orders against us or any of our subsidiaries for payment of amounts which exceed $1 million in the aggregate and the judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered; and

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  some events of bankruptcy, insolvency or reorganization involving us or any of our Subsidiaries.

        If an Event of Default, other than an Event of Default resulting from bankruptcy, insolvency or reorganization involving us, has occurred and is continuing under the Indenture, the Trustee by written notice to us, or the holders of at least 25% in aggregate principal amount of the exchange notes then outstanding by written notice to us and the Trustee, may declare all amounts owing under the exchange notes to be due and payable immediately. Upon declaration of acceleration, the aggregate principal and interest on the outstanding notes will immediately become due and payable. If an Event of Default results from bankruptcy, insolvency or reorganization involving us, all outstanding notes will become due and payable without any further action or notice. In some cases, the holders of a majority in aggregate principal amount of the exchange notes then outstanding may waive an existing Default or Event of Default and its consequences, except a default in the payment of principal and interest on the exchange notes as a result of acceleration.

        The holders of exchange notes may not directly enforce the provisions of the Indenture or the exchange notes except as provided in the Indenture. Subject to some limitations, holders of a majority in principal amount of the exchange notes then outstanding may direct the Trustee in its exercise of any trust or power, as long as the direction does not conflict with the terms of the Indenture. The Trustee may withhold from the holders of exchange notes notice of any continuing Default or Event of Default, except any Default or Event of Default in payment of principal and interest on the exchange notes, if the Trustee determines that withholding the notice is in the holders' interest.

        We are required to deliver to the Trustee annually a statement regarding compliance with the mandatory redemption provisions in the Indenture and, upon any Officer of ours becoming aware of any Default or Event of Default, an Officers' Certificate specifying the Default or Event of Default and what action we are taking or propose to take with respect to the Default or Event of Default.

Discharge of Indenture

        The Indenture will permit us to terminate all of our obligations under the Indenture, other than the obligation to pay the principal and interest on the exchange notes, and some other obligations at any time by taking the following actions:

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  depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal and interest on the exchange notes to their maturity or redemption; and

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  complying with some other conditions, including delivery to the Trustee of an Opinion of Counsel or a ruling received from the Internal Revenue Service to the effect that holders of exchange notes will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

Transfer and Exchange

        A Holder of exchange notes will be able to register the transfer of or exchange of their exchange notes only in accordance with the provisions of the Indenture. The Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. Without our prior consent, the Trustee is not required:

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  to register the transfer or exchange of any exchange note selected for redemption;

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  to register the transfer or exchange of any exchange note for a period of 15 days before a selection of exchange notes to be redeemed; or

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  to register the transfer or exchange of an exchange note between a record date and the next succeeding interest payment date.

The Holder of an exchange note will be treated as the owner of an exchange note for all purposes.

Amendment, Supplement and Waiver

        Subject to some exceptions, the Indenture or the exchange notes may be amended or supplemented with the consent, which may include consents obtained in connection with a tender offer or exchange offer for notes, of the holders of at least a majority in principal amount of the exchange notes then outstanding, and any existing Default under, or compliance with any provision of, the Indenture may be waived, other than any continuing Default or Event of Default in the payment of the principal or interest on the exchange notes with the consent, which may include consents obtained in connection with a tender offer or exchange offer for notes, of the Holders of a majority in principal amount of the exchange notes then outstanding. Without the consent of any Holder, we or the Trustee may amend or supplement the Indenture or the exchange notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated exchange notes in addition to or in place of certificated exchange notes, to provide for the assumption of our obligations to Holders in the case of a merger or acquisition, or to make any change that does not adversely affect the rights of any Holder, or to add or release any Partial Guarantor pursuant to the terms of the Indenture or the Partial Guarantee.

        We may not, without the consent of each affected Holder of exchange notes:

  •
  extend the maturity of any exchange note;

  •
  affect the terms of any scheduled payment of interest on or principal of the exchange notes, including without limitation any redemption provisions; and

  •
  reduce the percentage of Holders necessary to consent to an amendment, supplement or waiver to the Indenture.

        The right of any Holder of exchange notes to participate in any consent required or sought pursuant to any provision of the Indenture, and our obligation to obtain this consent otherwise required from the Holder, may be subject to the requirement that the Holder be the holder of record of any exchange notes with respect to which the consent is required or sought as of a date identified by the Trustee in a notice furnished to Holders in accordance with the terms of the Indenture.

Concerning the Trustee

        The Indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference into the Indenture contain some limitations on the rights of the Trustee, should it become a creditor of ours, to obtain payment of claims in some cases, or to realize on some property received in respect of any claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as defined in the Indenture, it must eliminate this conflict or resign.

        The Indenture provides that, in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to these provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of exchange notes, unless the Holder has offered to the Trustee security and indemnity satisfactory to the Trustee.

Definitions

        Set forth below is a summary of the most significant defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all the terms included within the Indenture.

        "Affiliate" of any Person means any Person which directly or indirectly controls or is controlled by, or is under direct or indirect common control with, the referent Person,

  •
  which beneficially owns or holds 10% or more of any class of the Voting Stock of the referent Person; or

  •
  of which 10% or more of the Voting Stock (or, in the case of a Person which is not a corporation, 10% or more of the equity interest) is beneficially owned or held by the referent Person.

        For purposes of this definition, control of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, the term "Affiliate" shall not include, with respect to us or any Wholly Owned Subsidiary of ours,

  •
  any Wholly Owned Subsidiary of ours; or

  •
  any Subsidiary of ours that is not a Wholly Owned Subsidiary or any Joint Venture, provided that such Subsidiary or Joint Venture is not under the control of, and does not have any Capital Stock (other than directors' qualifying shares) or Indebtedness owned or held by, any Affiliate of ours.

        "Attributable Indebtedness," when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, the greater of

  •
  the fair market value of the property subject to such Sale and Leaseback Transaction; and

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  the present value (discounted at a rate equivalent to our then-current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction.

        "Board of Directors" for any Person means the Board of Directors of such Person or any authorized committee of the Board of Directors of such Person.

        "Board Resolution" for any Person means a duly adopted resolution of the Board of Directors of such Person.

        "Capital Stock" of any Person means any and all shares, rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) the equity (including without limitation common stock, preferred stock and partnership and joint venture interests) of such Person.

        "Capitalized Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

        "Common Equity" of any Person means all Capital Stock of such Person that is generally entitled to

  •
  vote in the election of directors of such Person; or

  •
  if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

        "Consolidated Tangible Net Worth" of any Person as of any date means the stockholders' equity (including any preferred stock that is classified as equity under GAAP) of such Person (excluding any assets that would be classified as "intangible assets" under GAAP) on a consolidated basis at such date, as determined in accordance with GAAP.

        "Default" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

        "Disqualified Stock" means any Capital Stock that, by its terms, by the terms of any agreement related thereto or by the terms of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased by the issuer thereof or any of its Subsidiaries, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the final maturity date of the Notes (provided, however, that the Preferred Stock outstanding on the date of this Indenture shall not constitute Disqualified Stock).

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect from time to time.

        "Holder" means a Person holding a Note.

        "Indebtedness" of any Person at any date means, without duplication:

  •
  all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

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  all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

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  all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit issued for the benefit of, or surety or performance bonds issued by, such Person in the ordinary course of business to the extent such letters of credit are not drawn upon;

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  all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services, which payable is not overdue according to industry practice or the original terms of sale unless such payable is being contested in good faith;

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  all Capitalized Lease Obligations of such Person;

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  all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

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  all Indebtedness of others guaranteed by, or otherwise the liability of, such Person to the extent of such guarantee or liability; and

  •
  all Attributable Indebtedness.

        "Indenture" means this Indenture as amended, supplemented or modified from time to time.

        "Independent Financial Advisor" means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable judgment of our Board of Directors, qualified to perform the task for which it has been engaged and disinterested and independent with respect to us and our Affiliates.

        "Joint Venture" means:

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  a corporation of which less than a majority of the aggregate voting power of all classes of the Common Equity is owned by us or our Restricted Subsidiaries; and

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  any entity other than a corporation in which we and our Restricted Subsidiaries own less than a majority of the Common Equity of such entity.

        "Kaiser-Hill" means Kaiser-Hill Company, LLC, a Colorado limited liability company and an indirect 50% owned subsidiary of KGP.

        "Kaiser International" means Kaiser Group International, Inc., a Delaware corporation which is our wholly owned subsidiary and the owner of 100% of the Common Equity of Kaiser Government Programs, Inc.

        "KGP" means Kaiser Government Programs, Inc., a Delaware corporation which is a wholly owned subsidiary of Kaiser International and the owner of 100% of the Common Equity of K-H Holdings.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or other similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including without limitation any conditional sale or other title retention agreement, and any lease in the nature thereof, any option or other agreement to sell, and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

        "Officer" means our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, the Treasurer, any Assistant Treasurer, Controller, Secretary or any Vice President, or any other authorized representative designated by our Board of Directors.

        "Officers' Certificate" means a certificate signed by two Officers, one of whom must be our Chief Executive Officer, Chief Financial Officer or Controller.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to us.

        "Partial Guarantee" means the guarantee substantially in the form of Exhibit D to the Indenture executed and delivered by the Partial Guarantor.

        "Partial Guarantor" means KGP.

        "Payment Restriction" with respect to a Subsidiary of any Person, means any encumbrance, restriction or limitation, whether by operation of the terms of its charter or by reason of any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation, on the ability of

  •
  this Subsidiary to

  •
  pay dividends or make other distributions on its Capital Stock or make payments on any obligation, liability or Indebtedness owed to such Person or any other Subsidiary of such Person;

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  make loans or advances to such Person or any other Subsidiary of such Person;

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  transfer any of its properties or assets to such Person or any other Subsidiary of such Person; or

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  this Person or any other Subsidiary of such Person to receive or retain any

  •
  dividends, distributions or payments;

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  loans or advances; or

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  transfer of properties or assets.

        "Permitted Investments" means:

  •
  direct obligations of the United States of America or any agency thereof, or obligations guaranteed by the United States of America or any agency thereof, in each case maturing within 180 days of the date of acquisition thereof;

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  certificates of deposit or Eurodollar deposits, due within 180 days of the date of acquisition thereof, with a commercial bank which is organized under the laws of the United States of America or any state thereof having capital funds of at least $500,000,000 or more; and

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  commercial paper given the highest rating by two established national credit rating agencies and maturing not more than 180 days from the date of acquisition thereof.

        "Person" means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

        "Plan of Liquidation," with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise):

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  the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and

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  the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and all or substantially all of the remaining assets of such Person to Holders of Capital Stock of such Person.

        "Preferred Stock" means our Series 1 Redeemable Cumulative Preferred Stock, $0.01 par value.

        "Qualified Capital Stock" means Capital Stock that is not Disqualified Stock.

        "Restricted Debt Payment" means any purchase, redemption, defeasance (including without limitation in substance or legal defeasance) or other acquisition or retirement for value, directly or indirectly, by us or a Subsidiary of ours, prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Indebtedness of ours that is subordinate in right of payment to the Notes other than a Restricted Debt Payment made with the proceeds of a substantially concurrent sale (other than to a Subsidiary of ours or an employee stock ownership plan) of our Qualified Capital Stock, provided that all Indebtedness so purchased, redeemed, defeased or otherwise acquired or retired for value promptly is surrendered for cancellation to the trustee for such Indebtedness.

        "Restricted Investment," with respect to any Person, means any Investment by such Person in any of its Affiliates or in any Person other than a Wholly Owned Restricted Subsidiary other than

  •
  a Permitted Investment; or

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  an Investment made with the proceeds of a substantially concurrent sale (other than to a Subsidiary of ours or an employee stock ownership plan) of our Qualified Capital Stock.

        "Restricted Payment" means with respect to any Person:

  •
  the declaration of any dividend (other than a dividend declared by a Wholly Owned Restricted Subsidiary to holders of its Common Equity) or the making of any other payment or distribution of cash, securities or other property or assets in respect of such Person's Capital Stock, except that a dividend payable solely in Qualified Capital Stock of such Person shall not constitute a Restricted Payment (for purposes of this clause, the declaration of any such dividend, or the making of any other such distribution, by any Restricted Subsidiary shall only constitute a Restricted Payment to the extent of the amounts paid or payable to Persons other than us or a Wholly Owned Restricted Subsidiary);

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  any payment on account of the purchase, redemption, retirement or other acquisition for value of such Person's Capital Stock or any other payment or distribution made in respect thereof, either directly or indirectly (other than a payment solely in Qualified Capital Stock);

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  any Restricted Investment; or

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  any Restricted Debt Payment.

        "Restricted Subsidiary" means Kaiser International, KGP and K-H Holdings and each other Subsidiary of ours, if any, that owns a direct or indirect interest in Kaiser-Hill.

        "Sale and Leaseback Transaction" means with respect to any Person an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person or any of its Subsidiaries of any property or asset of such Person or any of its Subsidiaries which has been or is being sold or transferred by such Person or such Subsidiary to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. Notwithstanding the foregoing, no transaction exclusively between us and any Wholly Owned Restricted Subsidiary shall be deemed to constitute a Sale and Leaseback Transaction.

        "Subsidiary" of any Person means:

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  any corporation of which at least a majority of the aggregate voting power of all classes of the Common Equity is owned by such Person directly or through one or more other Subsidiaries of such Person; and

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  any entity other than a corporation in which such Person, directly or indirectly, owns at least a majority of the Common Equity of such entity.

        "Trustee" means the party named as such above until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

        "Voting Stock," with respect to any Person, means securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors of such Person.

        "Wholly Owned Restricted Subsidiary" of ours means a Restricted Subsidiary of ours, of which 100% of the Common Equity (except for directors' qualifying shares or certain minority interests owned by other Persons solely due to local tax considerations or local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) is owned directly by us or through one or more Wholly Owned Restricted Subsidiaries of ours.

        "Wholly Owned Subsidiary" of ours means a Subsidiary of ours, of which 100% of the Common Equity (except for directors' qualifying shares or certain minority interests owned by other Persons solely due to local tax considerations or local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) is owned directly by us or one or more Wholly Owned Subsidiaries of ours.

Satisfaction and Discharge of Indebtedness

        The Indenture is discharged and canceled upon payment of all the principal and interest on the exchange notes, redemption of all the exchange notes or deposit with the Trustee of funds or obligations issued or guaranteed by the United States sufficient for this payment or redemption.

The Trustee

        The Trustee is The Bank of New York.

        The Trustee performs only those duties as are specifically set forth in the Indenture, except during the continuance of an Event of Default. During the existence of an Event of Default, the Trustee exercises those rights and powers vested in it under the Indenture and uses the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of the person's own affairs. The holders of a majority in outstanding amount of the exchange notes will have the right, during the continuance of an Event of Default, to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. Subject to these provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of exchange notes, unless they offer to the Trustee security or indemnity satisfactory to it.

        The Indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference into the Indenture contain limitations on the rights of the Trustee, should it become a creditor of ours, to obtain payment of claims in some cases, or to realize on property received in respect of any of these claims as security or otherwise. The Trustee is permitted to engage in other transactions with us, except that if it acquires any conflicting interest within the meaning of the Trust Indenture Act of 1939, it must eliminate this conflict or resign.

Book-Entry, Delivery and Form

        The exchange notes are issued in the form of one global note. The global note will be deposited on the issue date with The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

        Except as set forth below, the global note may be transferred in whole, and not in part, solely to another nominee of DTC or a successor to DTC or its nominee. All interests in the global notes may be subject to the procedures and requirements of DTC.

  Certain Book-Entry Procedures for the Global Note

        The description of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We do not take any responsibility for these operations or procedures, and holders are urged to contact the relevant system or its participants directly to discuss these matters.

        DTC has advised us that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a "banking organization" within the meaning of the New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended and (v) a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, including the underwriters, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies, referred to as "indirect participants," that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

        Pursuant to procedures established by DTC, upon deposit of the global note, DTC will credit the accounts of participants in the exchange offer with an interest in the global note. Ownership of the exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to the interests of participants, and the records of participants and the indirect participants, with respect to the interests of persons other than participants.

        The laws of some jurisdictions may require that some types of purchasers of notes take physical delivery of the exchange notes in definitive form. Accordingly, the ability to transfer interests in the exchange notes represented by a global security to these persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in exchange notes represented by a global security to pledge or transfer the interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of the interest, may be affected by the lack of a physical definitive security in respect of the interest.

        So long as DTC or its nominee is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have exchange notes represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of certificated exchange notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture. Accordingly, each holder owning a beneficial interest in a global security must rely on the procedures of DTC and, if the holder is not a participant or an indirect participant, on the procedures of the participant through which the holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global security.

        We understand that under existing market practice, in the event that we request any action of holders of exchange notes, or a holder that is an owner of a beneficial interest in a global security desires to take any action that DTC, as the holder of such global security, is entitled to take, DTC would authorize the participants to take the action and the participants would authorize holders owning through the participants to take the action or would otherwise act upon the instruction of the holders. Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

        Payments with respect to the principal of, and premium, if any, additional interest, if any, and interest on, any exchange notes represented by a global security registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global security representing the exchange notes under the indenture. Under the terms of the indenture, we may treat, and the Trustee may treat, the persons in whose names the exchange notes, including the global note, are registered as the owners of the exchange notes for the purpose of receiving payment on the exchange notes and for any and all other purposes whatsoever. Accordingly, neither we nor the Trustee has or will have any responsibility or liability for the payment of these amounts to owners of beneficial interests in the global security, including principal, premium, if any, additional interest, if any, and interest. Payments by the participants and the indirect participants to the owners of beneficial interests in the global note will be governed by standing instructions and customary market practice and will be the responsibility of the participants or the indirect participants and DTC.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

        Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global note among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Issuance of Certificated Notes

        If (i) we notify the trustee in writing that DTC is no longer willing or able to act as a depositary or clearing system for the exchange notes or DTC ceases to be registered as a clearing agency under the Exchange Act, and a successor depositary or clearing system is not appointed within 90 days of this notice or cessation, (ii) we, at our option, notify the Trustee in writing that we elect to cause the issuance of exchange notes in definitive form under the indenture or (iii) upon the occurrence and continuation of an event of default under the indenture, then, upon surrender by DTC of the global note, certificated exchange notes will be issued to each person that DTC identifies as the beneficial owner of the exchange notes represented by the global note. Upon any such issuance, the Trustee is required to register the certificated exchange notes in the name of the person or persons or the nominee of any of these persons and cause the same to be delivered to these persons.

        Neither we nor the Trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued.

BUSINESS

General Overview

        On June 9, 2000, Kaiser Group International, Inc. and 38 of its domestic subsidiaries voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code in the District of Delaware. Kaiser Group International, Inc. emerged from bankruptcy with a confirmed Plan of Reorganization that was effective on December 18, 2000. We are a Delaware holding company formed on December 6, 2000 for the purpose of owning all of the outstanding stock of Kaiser Group International, Inc., but Kaiser Group International, Inc. continues to own the stock of its remaining subsidiaries.

        Under the Plan of Reorganization, Kaiser Group International, Inc. sold some of its businesses and made payments of cash, stock or notes to various classes of creditors. Currently, we are trying to resolve some outstanding creditors claims through an alternative dispute resolution process. We have only a limited number of activities, assets and liabilities, primarily consisting of the following:

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  We own Kaiser-Hill Company, LLC equally with CH2M Hill Companies Ltd. Kaiser-Hill is our major source of income. Kaiser-Hill currently serves as the general contractor at the U.S. Department of Energy's Rocky Flats Environmental Technology Site near Denver, Colorado. Kaiser-Hill has performed for the Department of Energy at this site since 1995 and in January 2000 was awarded a new contract to manage the closure of the site within this decade. Rocky Flats is a former Department of Energy nuclear weapons production facility, and under the new contract, Kaiser-Hill is working to stabilize and safely store radioactive materials at the site and other locations, to clean up areas contaminated with hazardous and radioactive waste, and to restore much of the 6,000 acre site to the public. Kaiser-Hill was formed by Kaiser Group International, Inc. and CH2M Hill Companies, Ltd. solely for the performance of the current and former Rocky Flats contracts. The level of success experienced by Kaiser-Hill in achieving timely closure of the Rocky Flats site, and the cost of achieving such closure, are the primary determinants of our long-term financial performance following the completion of the reorganization process. See "Business—Kaiser-Hill" below for additional information on Kaiser-Hill.

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  We have a substantial claim, pending resolution, against the owner of a steel mini-mill for Nova Hut in the Czech Republic. The engineering and construction of the mini-mill was completed in 2000 by a subsidiary of Kaiser Group International, Inc. called Kaiser Netherlands, B.V. See "Business—Nova Hut" below for additional information on the Nova Hut project.

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  Until September 30, 2002 we held a minority ownership interest in ICF Consulting Group, Inc. (a division that Kaiser Group International, Inc. sold in 1999). We continue to hold an 8 1/2% subordinated promissory note of ICF Consulting due June 25, 2006 in the principal amount of $6.4 million as a result of that transaction.

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  We have a wholly-owned captive insurance company that is no longer issuing new policies and is solely involved in resolving remaining claims made against previously issued policies.

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  We have an ongoing obligation to fund a capped, post-employment medical benefit plan for a fixed group of retirees.

Kaiser-Hill

        Our major remaining asset and source of income is our 50% ownership interest in Kaiser-Hill Company, LLC, which we own equally with CH2M Hill Companies Ltd. Kaiser-Hill was formed solely for the performance of the current and former Rocky Flats contracts. CH2M Hill designates three of the five members of Kaiser-Hill's Board of Managers and we designate two members.

        Kaiser-Hill currently serves as the general contractor at the U.S. Department of Energy's Rocky Flats Environmental Technology Site near Denver, Colorado. Kaiser-Hill has performed since 1995 at this site, a former Department of Energy nuclear weapons production facility. Kaiser-Hill is working to stabilize and safely store radioactive materials at the site and other locations, clean up areas contaminated with hazardous and radioactive waste, and restore much of the 6,000 acre site to the public. The level of success experienced by Kaiser-Hill in achieving timely closure of the Rocky Flats site, and the cost of achieving such closure, are the primary determinants of our long-term financial performance.

        Effective February 1, 2000, Kaiser-Hill was awarded a new contract pursuant to which Kaiser-Hill is providing services that will complete the restoration of the Rocky Flats site and close it to Department of Energy occupation. The economic terms of the new contract provide that Kaiser-Hill will earn revenue equal to the actual cost of completing the project in addition to a performance fee based on a combination of the actual cost of completing the site closure project and the actual date of completing the project. The performance fee will be based on targets in the contract for the cost and date of completing the project. The potential fee to be earned pursuant to the new contract ranges from $150 million to $460 million based on Kaiser-Hill's costs to complete the site closure being within the range of targeted completion cost of $3.6 billion and $4.8 billion, and completion at various dates between 2005 - 2007. If the project were completed for a total cost in excess of the target cost, then the potential fee would be reduced because Kaiser-Hill will be required to share 30% of all additional costs, subject to a maximum Kaiser-Hill liability of $20 million.

Nova Hut

        Following the reorganization process, Kaiser Group International, Inc. retained its Netherlands subsidiary, Kaiser Netherlands, B.V. Kaiser Netherlands had been responsible for the construction of a steel mini-mill for Nova Hut in the Czech Republic. After construction of the steel mini-mill was complete in 2000, the contract with Nova Hut provided for a maximum of three possible performance tests. The first performance test was completed on November 13, 2000. Kaiser Netherlands believes that the first performance test was successful and that Nova Hut should have agreed to final acceptance of the mini-mill and made final payment of amounts accrued by Kaiser Netherlands throughout the project. Rather, Nova Hut asserted that the first test was not successful. Kaiser Netherlands believes that such contention may have been put forth in response to severe financial constraints on Nova Hut's operations resulting from weakening conditions in the worldwide steel market and of the significant amounts that Kaiser Netherlands believed it was contractually due. To date, this dispute has not been resolved, and Kaiser Netherlands has resorted to legal proceedings to enforce its rights. The primary legal venue at this time is the Delaware bankruptcy proceedings for Kaiser Group International, Inc., where Kaiser Group International, Inc. has asserted claims against Nova Hut and the International Finance Corporation, while rejecting substantial claims involving contract breach from Nova Hut and the International Finance Corporation. The claims filed by Nova Hut and the International Finance Corporation in the Delaware bankruptcy court have been withdrawn. Our claims against Nova Hut and the International Finance Corporation remain active. The cost of the litigation of this dispute, as well as the cost of a possible ongoing presence in Ostrava, Czech Republic, has had, and may continue to have, a negative impact on our cash flow and the cash flow of Kaiser Netherlands.

        In February 2002, representatives of Nova Hut and the International Finance Corporation met with us under the auspices of a Delaware bankruptcy court-sponsored mediation. The details of these discussions are subject to a confidentiality agreement. At the date of this prospectus/consent solicitation statement, there are no assurances that settlement will ultimately be achieved through the bankruptcy court-sponsored mediation that is still in process.

Other Retained Assets, Activities and Obligations

        Until September 30, 2002 we owned a 10% interest in ICF Consulting Group, Inc., a privately held entity that was retained by Kaiser Group International, Inc. when it sold its Consulting Group in June 1999. We continue to hold an 8 1/2% subordinated note of ICF Consulting due June 25, 2006 in the principal amount of $6.4 million as a result of that transaction.

        We own a captive insurance company that is no longer engaged in issuing new policies but is solely in the process of resolving existing claims. Restrictions on the insurance company's cash balances, maintained to support statutory insurance reserves, will be released as reserve requirements decrease in the future and to the extent such cash balances are not used in payment of resolved claims.

        We also have the obligation to pay certain medical, disability and life insurance benefits to a fixed group of retirees for life. Such plans cover certain individuals who retired from us prior to 1993. There are approximately 653 retirees and dependents currently covered by the plan, the average age of whom is approximately 80. The actuarially determined present value of this obligation, based on the existing commitments, interest rate assumptions and related medical benefit insurance policies, is $7.5 million. Although we intend to try to reduce its remaining exposures relative to the costs of this obligation in the future, there can be no guarantees that this will be feasible, nor can we estimate the amount of potential future savings with any reasonable degree of accuracy.

        Our assets also include those subsidiaries that were not debtors in Kaiser Group International, Inc. bankruptcy proceeding. However, many of those subsidiaries are foreign entities and, except for Kaiser Netherlands which performed services for the Nova Hut project and those subsidiaries related to Kaiser-Hill, subsidiaries that were not debtors in Kaiser Group International, Inc. bankruptcy proceedings do not have material value. It is anticipated that a number of such subsidiaries will be dissolved or otherwise cease to exist or become totally inactive.

        Our Board of Directors will consider whether we will engage in any additional business activities in the future. Among other things, it is anticipated that the Board of Directors will consider whether we should attempt to take advantage of the successful history of Kaiser Group International, Inc. of performing in the government services market, either independently and through Kaiser-Hill or affiliates, in order to develop a new revenue base.

Insurance

        We have a comprehensive risk management and insurance program in place that provides a range of coverages tailored to the needs of the reorganized company. Insurance coverages include policies for fiduciary, crime, directors and officers liability, property, general liability, worker's comp, and professional liability "runoff" coverage to deal with liabilities arising from past activities and projects, if necessary.

        We believe that the insurance coverages that we maintain, including self-insurance, protect against risks that are commensurate for similar businesses of the scope and present operating profile and that related coverage amounts are economically reasonable. At this time, we expect to continue to be able to obtain insurance in amounts generally available to firms with a similar profile. There can be no assurance that the insurance coverage and levels maintained by us will continue to be reasonably available. An insured claim, or uninsured claim for that matter, arising out of pre-reorganization or post-reorganization activities of Kaiser Group International, Inc., if successful and of sufficient magnitude, could have a material adverse effect on our financial position.

Government Regulation

        We may, from time to time, either individually or in conjunction with other government contractors operating in similar types of businesses, be involved in U.S. government investigations for alleged violations of procurement or other federal laws and regulations. No charges presently are known to have been filed against Kaiser Group International, Inc. or our other subsidiaries by these agencies.

Employees

        As of September 30, 2002, we had approximately 15 (full and part-time) employees.

Properties

        We do not own any properties. Our only leased property is located at 9302 Lee Highway, Fairfax, Virginia 22031-1207, and its telephone number is (703) 934-3600. The majority of all leased properties were transferred to others as part of asset sale transactions in 1999 and 2000.

Legal Proceedings

        In the course of our normal business activities, various claims or charges have been asserted and litigation commenced against us arising from or related to properties, injuries to persons, and breaches of contract, as well as claims related to acquisitions and dispositions. Claimed amounts may not bear any reasonable relationship to the merits of the claim or to a final court award. In the opinion of management, an adequate reserve has been provided for final judgments, if any, in excess of insurance coverage, that might be rendered against us in the event of litigation.

SELECTED FINANCIAL DATA

        The following statement of operations, basic and diluted (loss) per share data, and balance sheet data, excluding the data for the six months ended and as of June 30, 2002, has been derived from our audited financial statements. The information should be read in conjunction with our historical financial statements, together with the related notes, included in this prospectus/consent solicitation statement.

	Predecessor Company				Successor Company
	Year ended December,					Six Months Ended June 30, 2002
	1997	1998	1999	2000	2001
	(in thousands, except per share data)					(unaudited)
Statement of Operations Data:
Gross revenue	$588,700	$632,600	$643,044	$271,385	—	—
Service revenue (a)	167,500	154,500	186,856	76,018	—	—
Operating costs	258,154	175,222	203,400	76,242	10,792	5,269
Operating loss	(90,654)	(20,722)	(16,544)	(224)	(10,792)	(5,269)
Income (loss) from continuing operations before income taxes, minority interest, extraordinary item and cumulative effect of accounting change	(25,162)	(39,462)	(35,260)	(1,736)	7,657	2,122
Net income (loss) before discontinued operations, extraordinary item and cumulative effect of accounting change	(13,940)	(43,593)	(39,294)	40,397	5,240	1,196
Basic and Diluted Earnings (Loss) Per Share:
Continuing operations before extraordinary item and cumulative effect of accounting change	$(0.96)	$(1.80)	$(1.65)	$1.74	$1.92	$(0.62)
Discontinued operations	0.74	(2.07)	1.42	(0.46)	(9.11)	(0.12)
Extraordinary item	—	(0.05)	(0.02)	5.35	—	—
Cumulative effect of accounting change, net of tax	—	(0.25)	—	—	—	—

Total	(0.22)	(4.17)	(0.25)	6.63	(7.19)	(0.74)

Weighted average common shares outstanding—basic	22,382	24,092	23,823	23,255	1,119	1,589
Weighted average common shares outstanding—diluted	22,382	24,092	23,823	23,255	1,119	1,589
Other Data:
Minority interest (b)	(10,867)	(7,698)	(5,184)	(5,999)	—	—
Ratio of earnings to fixed charges (c)	(c )	(c )	(c )	(c )	(c )	(c )
Balance Sheet Data (end of period):
Cash and cash equivalents	20,020	15,267	26,391	41,344	8,848	13,444
Total assets	399,288	428,071	253,563	106,168	80,891	81,649
Long-term liabilities (c)	145,590	147,152	131,795	—	—	—
Redeemable preferred stock	—	—	—	—	62,481	62,519
Working capital	91,121	3,271	17,116	54,131	23,974	19,929
(a)
Service revenue is calculated by deducting the costs of subcontracted services and other direct costs from the gross revenue and adding our share of the income or loss of joint ventures and affiliated companies.

(b)
Minority interest represents CH2M Hill's fifty-percent profit participation in Kaiser-Hill.

(c)
Earnings for these periods are inadequate to cover fixed charges. The deficiencies, calculated as the dollar amount of earnings required to attain a ratio of one-to-one, for the years ended 1997, 1998, 1999, 2000, 2001 and the six months ended June 30, 2002, were $36,029, $47,160, $40,444, $3,342, $3,861 and $4,904, respectively.

(d)
Includes unamortized discounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Years Ended December 31, 2001 and 2000

  Equity Income In Earnings of Affiliate

        Our major remaining sources of income is our 50% ownership in Kaiser-Hill, which, as described above, performs all elements of daily and long-term operations associated with the ultimate closure of the Department of Energy's Rocky Flats site.

        During early 2001, Kaiser-Hill reduced its estimate of total cost at completion to $4.5 billion from the original $4.8 billion. This reduction in estimated cost at completion had the financial statement result of increasing its accrual of the fee to be earned over the contract duration from $150.0 million to $180.0 million.

        Kaiser-Hill continued to make favorable progress on the closure contract during 2001 and, during the quarter ended December 31, 2001, amended its estimate for the physical contract completion date from December 31, 2007 to December 31, 2006 and changed its estimate of the total cost to be incurred during the closure contract duration to be below $4.0 billion. Kaiser-Hill management believes that its schedule progression and reductions in estimated total costs to date contribute to its being on course to earn a $340.0 million performance fee over the closure contract duration. Because Kaiser-Hill uses the percentage of completion method for the performance fee recognition on the closure contract, the effect of increasing its performance fee estimate on the project from $180.0 million to $340.0 million resulted in recording additional earnings of $15.8 million as a change in estimate in the fourth quarter. This adjustment was comprised of a revenue increase of $47.8 million, offset by $32.0 million in project contingency reserves. Despite the uncertainties relative to Kaiser-Hill performing on the contract so as to earn a possible $340.0 million in total performance fee, Kaiser-Hill has goals of further improving its ultimate project performance. Goals, however, are not free of risk, and the ability to accurately predict the ultimate results are highly uncertain. See "Risk Factors."

        Kaiser-Hill has historically incurred expenses that are not reimbursable by the Department of Energy pursuant to the Federal regulations. Accordingly such expenses, which Kaiser-Hill estimates could approximate up to 15%—20% of the total award fee, would be deducted from the total fee earned by Kaiser-Hill prior to any distributions of net fees to either us or CH2M Hill Companies Ltd.

        Through 2000, the new contract allowed Kaiser-Hill to invoice the Department of Energy quarterly for the performance fee based on a $340 million target fee pool, less 50% retainage. Thereafter, the quarterly invoicing reverted to a formula such that, unless otherwise approved by Department of Energy, cumulative contract billings may not exceed the minimum fee of $150 million spread over a seven-year timeframe. Based on the Department of Energy's acknowledgement of and concurrence with Kaiser-Hill's revised closure estimates and resulting increase to the estimated performance fee to be earned over the contract duration, Kaiser-Hill has been able to increase the amount of its performance fee invoices to Department of Energy based on the $340 million target fee. However, such invoices will now be subject to the 50% retainage holdback payable at contract completion. Adjusted for the effects of the 50% retainage holdback, the performance fee invoices to Department of Energy increased by approximately $0.8 million per quarter beginning with the second quarter of 2002. In April 2002, we received $1.1 million representing the portion of back payments received from the Department of Energy related to the increase in the estimated performance fee.

        Invoice payments made by the Department of Energy to Kaiser-Hill, less certain Kaiser-Hill reimbursements, will continue to be distributed to Kaiser-Hill owners upon receipt. From the commencement of the new contract through June 30, 2002, we have received an aggregate of $21 million from the Department of Energy for such contract.

        In the future, as Kaiser-Hill continues to accrue its performance fee based on the $340 million level (less reserves deemed appropriate under the circumstances), and remains subject to a 50% retainage holdback on its performance fee invoicing, the level of unbilled accounts receivable on its balance sheet will begin to increase substantially. Kaiser-Hill will classify the 50% holdback portion of its performance fee invoicing as long-term unbilled accounts receivable on its balance sheet. The new contract also contains provisions for the Department of Energy to release portions of the retainage holdback prior to contract completion if the Department of Energy deems appropriate. Kaiser-Hill is not able to estimate whether any of the retainage holdback will be released prior to contract completion.

  Gain on Demutualization

        During the year ended December 31, 2001, Kaiser Group International, Inc. benefited from the fact that it had purchased retirement annuity contracts during the 1980's for a capped group of employees. Kaiser Group International, Inc. paid 100% of the premiums for the retirement annuity contracts, and such annuities represented the entire amount of this particular retirement benefit obligation to the covered employees at the time. Having paid 100% of the insurance premiums, Kaiser Group International, Inc. became a mutual stockholder in the Prudential Insurance Company. Due to the illiquid nature of ownership in a mutual stockholder organization, Kaiser Group International, Inc. did not have a balance sheet carrying value ascribed to this asset. During November 2001, however, the Prudential Insurance Company demutualized its ownership structure through an initial public offering of its common stock. As a result of the demutualization of the Prudential stockholdings, we became the beneficial holder of approximately 195,000 shares of Prudential common stock and accordingly recorded a gain on the demutualization totaling $5.9 million, net of income tax expense of $2.2 million, in December 2001.

  Interest Income

        Interest income earned in 2001 was based in part on available cash balances, generally asset sale proceeds remaining from 2000 and restricted cash balances maintained for statutory purposes by our wholly-owned captive insurance subsidiary. As we used $13.7 million in cash in April 2001 for our initial bankruptcy distribution, interest income declined by $0.6 million during 2001 compared to 2000 and will likely decline in the future based on significant reductions in interest rates during 2001. Interest income will also decline based on the Plan of Reorganization requiring potentially large amounts of available cash balances to be used for purchasing or redeeming outstanding preferred stock once all remaining bankruptcy claims are resolved. Based on the developments in 2001, we recorded a $1.0 million reserve for uncertainties related to the collectibility of the ICF Consulting Group, Inc. promissory notes and the related accrued interest. This reserve was charged to interest income as it had the effect of reversing the interest accrued on the notes during 2001.

  Administrative Expenses

        Administrative expenses for the year ended December 31, 2001 consisted largely of costs incurred for activities associated with the bankruptcy proceedings or with winding down of its historical operations, including: $5.0 million incurred for legal and professional fees primarily for bankruptcy claims resolution, including the Nova Hut and IFC claims; $2.8 million incurred for salaries and benefits; $0.9 million incurred for rent, records storage, utilities and repairs; and $1.0 million in other administrative expenses, including insurance, securities issuance costs and other. Also included in the $9.7 million of total general and administrative expense is a $1.0 million non-cash reduction in the amount of statutory self-insurance reserves required by our wholly-owned insurance subsidiary occurring in the fourth quarter.

        General and administrative expenses incurred during the quarter ended December 31, 2001 approximated $1.9 million and represented a significant reduction in the run rate of such expenses from the previous three quarters. As the Company continues to make progress on winding down the operations of Kaiser Group International, Inc. and in resolving remaining bankruptcy claims, it anticipates further declines in general and administrative spending.

        In the fourth quarter of 2001, we recorded a $1.1 million impairment charge related to our then 10% interest in ICF Consulting Group, Inc., a privately held entity that was retained by Kaiser Group International, Inc. when it sold its Consulting Group in June 1999. The impairment charge was based on management's assessment of the potential proceeds available if this investment were liquidated.

  Loss from Discontinued Operations

        Expenses presented as Results of Operations from Discontinued Operations for the years ended December 31, 2001 and 2000 consist of activities associated with the Nova Hut project. Based on our continued concern over Nova Hut's financial difficulties and the uncertainties of a settlement involving a bankruptcy court-sponsored mediation, during 2001 we reserved approximately $15.6 million of the carrying value of the remaining Nova Hut project assets from $21.6 million to $6.0 million. We also recorded an income tax benefit of $6.2 million associated with this reserve. Other out-of-pocket costs were incurred for winding down the project's site operations during early 2001 included severance and relocation costs for returning project expatriates back to the United States.

        We recognized a total income tax benefit of $3.8 million allocable to the following results (in thousands):

Statements of Operations Category	Pre Income/(Loss)	Applicable Income Tax (Expense)/Benefit
Income from continuing operations before income taxes	$7,657	$(2,417)
(Loss) from discontinued operation	(16,409)	6,212

		$3,795

  Treatment of Net Operating Loss Carryforwards

        In December 2000 we went through a change in control under the Internal Revenue Code Section (IRC) 382 due to the Chapter 11 bankruptcy reorganization. In September 2001 we determined that the change in control met the stringent guidelines of the bankruptcy exception provided under the Internal Revenue Code. This resulted in our not being subject to the carryforward limitations of IRC Sec. 382. However, we were required to reduce certain carryovers that included net operating losses and credits. We offset the reduction of the carryforwards with the valuation allowance previously established for those carryforwards and, as a result, the effective income tax rate for income from continuing operations differed significantly from statutory rates.

Periods Ended June 30, 2002 and 2001

  Equity Income in Earnings of Affiliate

        Equity income in earnings of affiliate represents our 50% portion of the Kaiser-Hill net income. For the three and six months ended June 30, 2002, the equity income in earnings of affiliate were $3.4 million and $7.0 million, respectively, an increase of $0.4 million and $1.2 million over the three and six months ended June 30, 2001, respectively. The increases for the three and six months ended

June 30, 2002 are due to an increase in the estimated performance fee to be earned over the duration of Kaiser-Hill's performance on the closure contract. The higher estimated performance fee results from Kaiser-Hill's continued favorable progress on the closure project described above.

        In both the three and six month periods ended June 30, 2002 and 2001, the equity income in earnings of affiliate is net of $1.8 million and $0.9 million, respectively, of amortization of the excess of our carrying value of our investment in Kaiser-Hill over our ownership percentage of the underlying Kaiser-Hill equity. We increased the carrying value of this investment significantly as part of our adoption of Fresh-Start Reporting as of December 31, 2000 and will continue to amortize that difference over the estimated life of the Kaiser-Hill investment of approximately six years.

  Gain on Sale of Securities

        We acquired the common stock of Prudential Insurance Company through a demutualization in the fourth quarter of 2001 and at that time recorded a gain of $5.9 million, net of income tax expense of $2.2 million. We disposed of this investment in February 2002 and recorded a gain of $106,000 at the time of the sale.

  Interest Income

        Interest income for the three months ended June 30, 2002 was $0.1 million, a decrease of $0.2 million or 62.6% compared with the three months ended June 30, 2001. The decrease is due to a decrease in the available cash balances at June 30, 2002 compared to June 30, 2001 and a significant decrease in interest rates over the same time period. Interest income for the six months ended June 30, 2002 was $0.3 million, a decrease of $1.1 million compared with the six months ended June 30, 2001. This decrease is due to our discontinuance of the accruing of interest income on the previously-held ICF Consulting notes in the first quarter of 2002 due to uncertainties over the collectibility of the combined carrying value of the escrowed cash, the promissory notes and the interest receivable accrued since the divestiture of ICF Consulting in June 1999.

  Administrative Expenses

        Administrative expenses for the three and six months ended June 30, 2002 were $2.6 million and $5.3 million, respectively, a decrease of $0.2 million and $1.3 million respectively, compared to the three and six months ended June 30, 2001. Although the majority of the administrative expenses are incurred for legal and professional fees associated with resolving Nova Hut and bankruptcy claims, the decrease in administrative expense is due primarily to reductions in staff salaries and benefits totaling $0.4 million and $0.9 million for the three and six month period. These decreases are due to the our continued progress on winding down the operations of Kaiser Group International, Inc. We anticipate further declines in general and administrative spending as remaining litigation and bankruptcy claims are resolved. Our cost to provide certain post-employment medical benefits to a capped group of retirees is also treated as an administrative expense. In both the three-month and six-month periods ended June 30, 2002 and 2001, the expense related to these benefits was $0.3 million and $0.6 million, respectively.

  Income Tax Expense

        We recorded an income tax expense of $0.4 million and $0.9 million on operating income from continuing operations of $0.9 million and $2.1 million during the three and six months ended June 30, 2002, respectively. Our effective income tax rates are 43% and 44%, respectively, and result of the non-deductibility of certain expenditures for federal income tax purposes. For the three and six months ended June 30, 2001, we recorded an income tax expense of $0.9 million and $1.0 million on operating income from continuing operations of $0.5 million and $0.5 million, respectively.

  Loss from Discontinued Operations

        The loss from discontinued operations of $197,000 for the six months ended June 30, 2002 results from activities associated with the Nova Hut project.

Liquidity and Capital Resources

Year Ended December 31, 2001

        We used $13.3 million of cash for operating activities in 2001, inclusive of $0.6 million in cash used to satisfy Class 3 bankruptcy claims (former trade accounts payable not paid until after the Plan of Reorganization was deemed effective in December 2000). This use of cash was generally for the $9.7 million in general and administrative expenses incurred in 2001 in addition to $3.6 million used for severance and professional fees incurred prior to 2001 in connection with the debt restructuring, bankruptcy and winding-down activities in 2000.

        During the year ended December 31, 2001, Kaiser-Hill distributed $7.9 million to us and to the other 50% owner, CH2M Hill.

        At several times during 2001, but primarily in April 2001 as part of our initial bankruptcy distribution, we paid out $13.7 million representing the cash portion of Class 4 bankruptcy claim resolutions. Also as of April 2001, we transferred $12.3 million to a separate reserve cash account to be used to fund the cash portion of any remaining Class 4 bankruptcy claims settlements (including any earned dividends on subsequently issued preferred stock). In June 2001, we used $125,000 to finalize a tender offer to repurchase odd-lot shares of less than 99 in total holdings at $5.00 per common share. Lastly, we used $2.4 million in the payment of 7% cash dividends accrued on our outstanding preferred stock.

Periods Ended June 30, 2002 and 2001

  Operating Activities

        We used $4.7 million and $8.0 million of cash during the six months ended June 30, 2002 and June 30, 2001, respectively, primarily for the extinguishment of obligations arising out of the bankruptcy of Kaiser Group International, Inc., including severances, professional fees, retiree benefits and various other wind-down expenditures.

  Investing Activities

        We received $6.4 million in distributions from Kaiser-Hill during the period ended June 30, 2002, compared to $2.0 million in the period ended June 30, 2001. The $4.4 million increase in distributions is due to the timing of the second quarter 2001 distribution totaling $2.3 million being received in July 2001, a non-recurring payment of $1.1 million distributed by Kaiser-Hill in April 2002 to each owner reflecting the retroactive application and payment of the upward revision to the Kaiser-Hill performance fee by the DOE. The remaining increase is due to Kaiser-Hill cash distributions resulting from the continued favorable progress in its performance on the closure contract. Pursuant to contractual provisions and as explained above, the favorable progress has resulted in the DOE agreeing to increase Kaiser-Hill's estimated performance fee. We anticipate that, in the near-term, recurring quarterly distributions from Kaiser-Hill will approximate $2.3 million per quarter.

        Additionally, during the first quarter of 2002, we liquidated our holdings of shares of stock of Prudential Insurance Company and received approximately $6.0 million. We had acquired the Prudential stock through the demutualization transaction affected by the insurance company during the fourth quarter of 2001.

        In June 2002, we collected, through our wholly-owned and discontinued Taiwan subsidiary, $0.7 million, pre-tax, from the net settlement of a previously long-outstanding customer receivable.

        In June 2002 we reached a settlement with ICF Consulting whereby we agreed to restructure the ICF Consulting subordinated notes totaling $6.6 million and accrued interest of $0.7 million, net of reserves, for a new 8 1/2% subordinated promissory note in the principal amount of $6.4 million. In return ICF Consulting withdrew its claims against us, released $0.8 million of escrowed cash and agreed to purchase our 10% ownership in ICF Consulting, carrying value of $1.2 million, for $4.5 million. The escrowed cash was released at the signing of the agreement in July 2002, and the transactions were completed on September 30, 2002. The accompanying balance sheet as of June 30, 2002 does not reflect any adjustments for this transaction because the settlement was not completed until September 30, 2002 and could not be assured until that date.

  Financing Activities

        During the six months ended June 30, 2002, we paid $2.2 million in dividends on preferred stock, and acquired 8,977 shares of preferred stock for $0.2 million. As a result of the Prudential stock sale discussed above, we are required, in accordance with the Plan of Reorganization, to use a portion of the proceeds from any asset sales solely for the redemption of the outstanding preferred stock. Pursuant to this requirement, we earmarked approximately $0.6 million of the sale proceeds as restricted cash to be used for the future redemptions of preferred stock.

Liquidity and Capital Resources Outlook

        We currently have no debt as a result of the effectiveness of the Plan of Reorganization. We have financed the initial bankruptcy distribution requirements and follow-on working capital needs in part through the use of the available cash and distributions from Kaiser-Hill and more recently from other asset sale proceeds. Based on (i) current expectations for operating activities and results, (ii) expected Kaiser-Hill distributions, (iii) our current available cash position, (iv) recent trends and projections in liquidity and capital needs, and (v) current expectations of total allowed claims upon the completion of the bankruptcy proceedings, management believes we have sufficient liquidity to cover the required cash distributions resulting from the resolution of claims in the bankruptcy process, our future operating needs and income tax requirements, as well as the dividend requirements applicable to the our preferred stock and interest on the proposed exchange notes. Furthermore, as allowed Class 4 claims are resolved, we continue to review the timing of a partial preferred stock redemption.

        In August 2002, we received notification that a $0.6 million certificate of deposit, formerly collateralizing a letter of credit previously required by Vermont insurance regulators of its wholly owned captive insurance company, will be released from restriction.

        We have obligations to pay dividends on outstanding preferred stock at June 30, 2002. Accordingly, we are required to present the following table assuming that no preferred stock redemptions are made until the mandatory redemption date of December 31, 2007, no additional shares are issued and that all future dividends are paid in cash (irrespective of this disclosure requirement, we are not representing intentions with regard to the timing of preferred stock redemptions). The effect these obligations are expected to have on our liquidity and cash flow in future periods are as follows:

	Total	Less Than One Year	One to Three Years	After Three Years
Preferred Stock dividends	$23,880	$4,342	$8,684	$10,854

Other Matters

        We have various obligations and liabilities from its continuing operations, including general overhead expenses in connection with maintaining, operating and winding down various entities. Additionally, we believe contingent liabilities may exist in the areas described in Note 7 to the Consolidated Financial Statements for the periods ended June 30, 2002 and 2001.

QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK

        We do not believe that we have significant exposures to market risk as we do not presently have any debt. The interest rate risk associated with our obligation to fund a capped retiree medical obligation is not sensitive to interest rate risk other than through the determination of the present value of its remaining obligation thereunder. A 10% increase or decrease in the average annual prime rate would result in a decrease in the carrying value of the benefits obligation but would not change the actual cost of the benefits.

MANAGEMENT

        The following individuals currently serve as our principal executive officers:

        John T. Grigsby Jr., 62, has been our President and Chief Executive Officer since December 18, 2000, the effective date of our Plan of Reorganization. Mr. Grigsby has been a member of our Board of Directors since May 2001. Mr. Grigsby is the President of John Grigsby and Associates, Inc., a firm which he founded in June 1984 to provide consulting assistance to financially distressed and reorganizing companies. Mr. Grigsby has served as the Trustee for the Auto Works Creditors' Trust and has served as chief executive officer of a number of financially distressed companies, including Super Shops, Inc., Auto Parts Club, Reddi Brake, Rose Auto Stores-Florida, Inc. as well as for a number of Chapter 11 debtors, including Pro Set, Inc., Lomas Financial Corporation and Thomson McKinnon Securities, Inc. Mr. Grigsby owns 2,000 shares of our common stock and no shares of preferred stock.

        Marijo L. Ahlgrimm, 42, is Executive Vice President and Chief Financial Officer. Prior to becoming Executive Vice President and Chief Financial Officer upon the effectiveness of the Plan of Reorganization, Ms. Ahlgrimm served as Senior Vice President and Corporate Controller of the predecessor Kaiser entities since December, 1997. From 1993 to 1997, Ms. Ahlgrimm was Vice President and Controller of an information technology service provider that was subsequently acquired by TRW in December, 1997. Ms. Ahlgrimm was a manager with PricewaterhouseCoopers LLP from 1985 to 1993. Ms. Ahlgrimm graduated from the University of Wisconsin-Madison (B.B.A.).

        The following individuals currently serve as the members of our Board of Directors:

        John T. Grigsby Jr., 62, is a director. Mr. Grigsby has been a member of our Board of Directors since May 2001. See information with respect to Mr. Grigsby listed above in connection with his position as our President and Chief Executive Officer.

        Jon B. Bennett, 46, is a director. Mr. Bennett has been a Director of Information Management at Devens Reserve Forces Training Area, a Department of the Army installation, since 1998. Mr. Bennett was Systems Administrator and Analyst at the then Fort Devens from 1995 to 1997, and was the senior Budget Analyst at Fort Devens from 1990 to 1995. Mr. Bennett graduated from Bucknell University (B.A.). Entities managed by Bennett Management Corporation, which is controlled by Mr. Bennett's brother, James Bennett, are significant holders of our Preferred Stock and Common Stock issued in April 2001, as a result of being significant holders of subordinated notes of Kaiser Group International, Inc. Mr. Bennett owns 1,000 shares of our common stock and no shares of preferred stock.

        James J. Maiwurm, 53, is Chairman of our Board of Directors. Mr. Maiwurm has been a partner of Squire, Sanders & Dempsey L.L.P., Washington, D.C., since February 24, 2001. He was President and Chief Executive Officer of Kaiser Group International, Inc. from April 19, 1999 until the effective date of the Plan, and served as Chairman of the Board of Directors of Kaiser Group International, Inc. from June 1999 until such effective date. Mr. Maiwurm serves on the Board of Managers of Kaiser-Hill Company, LLC. From August 1998 until elected as Kaiser Group International, Inc.'s President and Chief Executive Officer, Mr. Maiwurm was a partner of Squire, Sanders & Dempsey L.L.P., Washington, D.C., and from 1990 to 1998 was a partner of Crowell & Moring LLP, Washington, D.C. Both law firms have served as counsel to Kaiser Group International, Inc. and continue to serve as counsel to Kaiser Holdings. Mr. Maiwurm is a member of the Board of Trustees of Davis Memorial Goodwill Industries, Washington, D.C., a non-profit entity, and the Boards of Directors of Workflow Management, Inc., an integrated graphic arts company providing documents, envelopes and commercial printing to businesses in North America, the stock of which is traded on the NASDAQ National Market System, and Cortez III Service Corporation, a privately-held government services provider. Mr. Maiwurm graduated from the College of Wooster (B.A.) and the University of Michigan (J.D.). Mr. Maiwurm owns 1,000 shares of our common stock and no shares of preferred stock.

EXPERTS

        The consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus/consent solicitation statement and registration statement, have been so included on reliance on the report of PricewaterhouseCoopers, LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Kaiser-Hill Company, LLC and Subsidiary at December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001 appearing in this prospectus/consent solicitation statement and registration statement have been audited by Arthur Anderson LLP. We are generally required to obtain a written consent from Arthur Andersen in order to include their audit report for these financial statements in this prospectus/consent solicitation statement. After making all reasonable efforts, we have been unable to obtain Arthur Andersen's updated consent with respect to these financial statements because of the departure from Arthur Andersen of their engagement team leaders. In reliance on the temporary relief provided by the SEC under Securities Act Rule 437(a), we have not filed the written consent of Arthur Andersen as part of this prospectus/consent solicitation statement. Since we have not been able to obtain Arthur Andersen's written consent, you will not be able to sue Arthur Andersen under Section 11 of the Securities Act for material misstatements or omissions, if any, in the registration statement or the prospectus/consent solicitation statement, including the financial statements covered by their report.

LEGAL MATTERS

        Certain legal matters in connection with the exchange offer will be passed upon by Squire, Sanders & Dempsey L.L.P.

Page
I.	Consolidated Financial Statements of Kaiser Group Holdings, Inc. and Subsidiaries as of December 31, 2001 and 2000		F-1
	a.	Report of Independent Accountants	F-2
	b.	Consolidated Balance Sheets as of December 31, 2001 and December 31, 2000	F-3
	c.	Consolidated Statements of Operations for the years ended December 31, 2001,2000 and 1999	F-4
	d.	Consolidated Statements of Shareholders' Equity (Deficit) and Comprehensive Income (Loss) for the years ended December 31, 2001, 2000 and 1999	F-5
	e.	Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999	F-6
	f.	Notes to Consolidated Financial Statements	F-7
II.	Financial Statements of Kaiser-Hill Company LLC as of December 31, 2001 and 2000 and for the three years ended December 31, 2001		F-40
III.	Supplemental Schedule Relating to the Consolidated Financial Statements of Kaiser Group Holdings, Inc. and Subsidiaries for the years ended December 31, 2001, 2000 and 1999		F-52
	a.	Report of Independent Accountants	F-53
	b.	Schedule II: Valuation and Qualifying Accounts	F-54
IV.	Interim Consolidated Financial Statements of Kaiser Group Holdings, Inc. and Subsidiaries as of June 30, 2002 and 2001		F-55
	a.	Consolidated Balance Sheets—June 30, 2002 and December 31, 2001	F-56
	b.	Consolidated Statements of Operations and Comprehensive Income Three and Six Months Ended June 30, 2002 and 2001.	F-57
	c.	Consolidated Statements of Cash Flows—Six Months Ended June 30, 2002 and 2001.	F-58
	d.	Notes to Consolidated Financial Statements.	F-59

Kaiser Group Holdings, Inc.
and Subsidiaries

Consolidated Financial Statements as of December 31, 2001 and 2000
and for each of the three years in the period ended December 31, 2001 together with the Report of Independent Public Accountants

REPORT OF INDEPENDENT ACCOUNTANTS

To Board of Directors and
    Shareholders of Kaiser Group Holdings, Inc.

        In our opinion, the consolidated financial statements listed in the index present fairly, in all material respects, the financial position of Kaiser Group Holdings, Inc. and Subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 to the consolidated financial statements, on December 5, 2000, the United States Bankruptcy Court for the District of Delaware confirmed the Company's Plan of Reorganization (the Plan). The Plan became effective on December 18, 2000 and the Company emerged from Chapter 11. In connection with its emergence from Chapter 11, the Company adopted Fresh-Start Reporting as of December 18, 2000 as further described in Note 2 to the consolidated financial statements. At this time there remain significant uncertainties related to the ultimate amount of claims that will be allowed pursuant to the Company's bankruptcy proceedings.

PricewaterhouseCoopers LLP

McLean, Virginia
March 22, 2002

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2000
	(In thousands, except share amounts)
ASSETS	SUCCESSOR
Current Assets
Cash and cash equivalents	8,848	$41,344
Restricted cash and cash equivalents	15,844	16,190
Marketable securities available for sale	6,489	—
Contract receivables, net	—	1,692
Prepaid expenses and other current assets	1,843	2,861
Net assets of discontinued operations	6,000	10,712

Total Current Assets	39,024	72,799

Other Assets
Investments in and advances to affiliates	29,229	26,692
Notes receivable	6,550	6,550
Deferred tax assets	5,785	—
Other long-term assets	303	127

	41,867	33,369

Total Assets	$80,891	$106,168

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$730	$2,367
Accrued salaries and benefits	7,482	9,148
Other accrued expenses	4,767	6,848
Preferred stock dividend payable	731	—
Income taxes payable	1,340	305

Total Current Liabilities	15,050	18,668
Commitments and Contingencies
Preferred stock, par value $.01 per share:
Authorized — 2,000,000 shares
Issued and outstanding — 1,136,024 shares in 2001; stated at liquidation value of $55 per share	62,481	—
New Common stock, par value $.01 per share:
Authorized — 3,000,000 shares
Issued and outstanding — 1,585,239 shares in 2001	16	—
Old Common stock, par value $.01 per share:
Authorized — 90,000,000 shares
Issued and outstanding — 23,414,328 shares in 2000	—	234
Capital in excess of par	7,947	87,266
Accumulated deficit	(4,957)	—
Accumulated other comprehensive income	354	—

Total Liabilities and Shareholders' Equity	$80,891	$106,168

See notes to consolidated financial statements

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	Successor Company	Predecessor Company
	2001	2000	1999
	(In thousands, except per share amounts)
Gross Revenue	$—	$271,385	$643,044
Subcontract and direct material costs	—	(195,367)	(456,188)

Service Revenue	—	76,018	186,856
Operating Expenses
Direct labor and fringe benefits	—	64,197	176,582
Administrative expenses	9,692	8,435	9,055
Depreciation and amortization	—	1,695	3,379
Impairment charge	1,100	—	—
Restructuring charges	—	1,915	14,384

Operating Income (Loss)	(10,792)	(224)	(16,544)
Other Income (Expense)
Equity income in earnings of affiliate, net of amortization of $3,524 for the year ended December 31, 2001	11,518	4,218	—
Gain on stock demutualization	5,856	—	—
Interest income	1,075	2,024	2,349
Interest expense	—	(7,754)	(21,065)

Income (Loss) From Continuing Operations Before Reorganization Items, Income Tax, Minority Interest, and Extraordinary Items	7,657	(1,736)	(35,260)
Reorganization items	—	8,611	—

Income (Loss) From Continuing Operations Before Income Tax, Minority Interest, and Extraordinary Items	7,657	6,875	(35,260)
Income tax (expense) benefit	(2,417)	39,521	1,150

Income (Loss) From Continuing Operations Before Minority Interest and Extraordinary Items	5,240	46,396	(34,110)
Minority interest in net income of affiliated company	—	(5,999)	(5,184)

Income (Loss) From Continuing Operations Before Extraordinary Items	5,240	40,397	(39,294)
(Loss) from discontinued operations, net of tax	(10,197)	(2,966)	(6,113)
Gain (Loss) on sales of discontinued operations, net of tax	—	(7,669)	40,083

Income (loss) Before Extraordinary Items	(4,957)	29,762	(5,324)
Extraordinary items, net of tax	—	124,542	(600)

Net Income (Loss)	(4,957)	154,304	(5,924)
Preferred stock dividends	(3,091)	—	—

Income (Loss) Applicable to Common Shareholders	$(8,048)	$154,304	$(5,924)

Basic and Diluted Earnings (Loss) Per Common Share:
Continuing operations, net of tax	$1.92	$1.74	$(1.65)
Discontinued operations, net of tax	(9.11)	(0.46)	1.42

Earnings (Loss) Before Extraordinary Items	$(7.19)	1.28	(0.23)
Extraordinary Items	—	5.35	(0.02)

Net Earnings (Loss) Per Share	$(7.19)	$6.63	$(0.25)

Weighted average shares for basic and diluted earnings (loss) per common share	1,119	23,255	23,823

See notes to consolidated financial statements.

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
(In thousands, except share amounts)

			New Common Stock
	Old Common Stock							Accumulated Other Comprehensive Income (Loss)
					Capital In Excess of Par	Notes Receivable	Accumulated Earnings (Deficit)
	Shares	Par Value	Shares	Par Value
Predecessor Company
Balance, January 1, 1999	24,257,828	$242	—	—	$75,422	$(638)	$(134,757)	$(3,387)
Net (loss)	—	—	—	—	—	—	(5,924)	—
Issuances of common stock	145,788	2	—	—	106	—	—	—
Reacquisition of common stock	(748,116)	(7)	—	—	(1,885)	638	—	—
Foreign currency translation adjustment included in net income	—	—	—	—	—	—	—	285

Balance, December 31, 1999	23,655,500	237	—	—	73,643	—	(140,681)	(3,102)
Net income	—	—	—	—	—	—	154,304	—
Reacquisition of common stock	(241,172)	(3)	—	—	—	—	—	—
Reclassification for losses on foreign currency translation adjustment	—	—	—	—	—	—	—	3,102
Effect of fresh-start reporting:
Elimination of accumulated earnings	—	—	—	—	13,623	—	(13,623)	—

Successor Company Balance, December 31, 2000	23,414,328	234	—	—	87,266	—	—	—
Net (loss)	—	—	—	—	—	—	(4,957)	—
Issuances of new common stock	—	—	1,610,889	16	(16)	—	—	—
Cancellation of old common stock	(23,414,328)	(234)	—	—	234	—	—	—
Issuance of preferred stock	—	—	—	—	(62,481)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(39)
Unrealized gain on securities available for sale								393
Preferred stock dividends	—	—	—	—	(3,091)	—	—	—
Cash buy back of new common stock	—	—	(25,650)	—	(125)	—	—	—
Class 4 allowed claim settlements	—	—	—	—	(13,840)	—	—	—

Balance, December 31, 2001	—	$—	1,585,239	$16	$7,947	$—	$(4,957)	$354

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,
	Successor Company	Predecessor Company
	2001	2000	1999
Net Income (Loss)	$(4,957)	$154,304	$(5,924)
Other Comprehensive Income (Loss)
Foreign currency translation adjustments	(39)	—	285
Unrealized gain on securities, net of tax	393	—	—
Reclassification for losses on foreign currency translation included in net income	—	3,102	—

Total Comprehensive Income (Loss)	$(4,603)	$157,406	$(5,639)

See notes to consolidated financial statements.

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	Successor Company	Predecessor Company
	2001	2000	1999
	(in thousands, except share amounts)
Operating Activities
Net income (loss)	$(4,957)	$154,304	$(5,924)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
(Gain) loss on sale of discontinued operations	—	7,669	(40,083)
Loss of discontinued operations, net of tax	10,197	2,966	6,113
Income tax benefit	—	(39,521)	—
Reorganization items	—	(8,611)	—
Deferred taxes related to continuing operating activities	1,312	—	—
Gain on stock demutualization	(5,856)	—	—
Impairment charge	1,100	—	—
Extraordinary items	—	(124,542)	600
Equity in unconsolidated affiliate	(11,518)
Note receivable write-off	—	—	638
Cash distributions in excess of (less than) earnings from consolidated affiliate companies	—	5,333	(347)
Depreciation and amortization	—	1,695	5,163
Minority interest in net income of affiliate	—	5,999	5,184
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Contract receivables, net	1,692	7,403	20,885
Prepaid expenses and other current assets	1,018	(1,369)	(126)
Accounts payable and accrued expenses	(5,909)	7,680	(22,866)
Income taxes payable	1,035	(6,292)	4,450
Other operating activities	(831)	1,364	—

Net cash provided by (used in) continuing operating activities before claims resolution and reorganization items	(12,717)	14,078	(26,313)
Distributions to allowed class 3 claim holders	(600)	—	—

Net Cash (Used in) Provided by Continuing Operating Activities Before Reorganization Items	(13,317)	14,078	(26,313)
Net cash used in discontinued operations	—	(14,685)	(33,142)

Net Cash Used In Operating Activities Before Reorganization Items	(13,317)	(607)	(59,455)

Reorganization items	—	8,611	—
Adjustments to reconcile reorganization items to cash used by reorganization items:
Revaluation of assets to fair value	—	(16,297)	—
Interest Income	—	(976)	—
Accrued reorganization expenses	—	3,859	—

Net cash used in reorganization	—	(4,803)	—

Net cash used in operating activities after reorganization items	(13,317)	(5,410)	(59,455)

Investing Activities
Sales of subsidiaries	—	29,766	145,041
Distributions from 50% owned affiliate	7,900	5,050	—
Effect on cash resulting from deconsolidation of 50% owned investments	—	(5,243)	—
Purchases of fixed assets	—	—	(2,113)

Net Cash Provided by Investing Activities from Continuing Operations	7,900	29,573	142,928
Net cash used in investing activities of discontinued operations	—	(153)	(4,941)

Net Cash Provided by Investing Activities	7,900	29,420	137,987

Financing Activities
Distribution of income to minority interest	—	(8,250)	(3,300)
Borrowings under revolving credit facility	—	—	61,855
Principal payments on revolving credit facility	—	—	(92,584)
Release of restricted cash	802	—	—
Change in cash collateralized letters of credit	—	193	(12,595)
Extinguishment of Senior Notes	—	(1,000)	(12,320)
Establishment of cash reserve for unresolved claims	(12,331)	—	—
Distribution to allowed class 4 claim holders	(13,065)	—	—
Repurchase of New Common stock pursuant to buy back	(125)	—	—
Payment of preferred stock dividends	(2,360)	—	—
Change in book overdraft	—	—	(8,395)

Net Cash Used in Financing Activities	(27,079)	(9,057)	(67,339)

Effect of Exchange Rate Changes on Cash	—	—	(69)

Increase (Decrease) in Cash and Cash Equivalents	(32,496)	14,953	11,124
Cash and Cash Equivalents at Beginning of Period	41,344	26,391	15,267

Cash and Cash Equivalents at End of Period	$8,848	$41,344	$26,391

See notes to consolidated financial statements.

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

        Kaiser Group Holdings, Inc. is a Delaware holding company that was formed on December 6, 2000 for the purpose of owning all of the outstanding stock of Kaiser Group International, Inc. ("Old Kaiser") which in turn continues to own the stock of its remaining subsidiaries. On June 9, 2000, Old Kaiser and 38 of its domestic subsidiaries voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code in the District of Delaware (case nos. 00-2263 to 00-2301). Old Kaiser emerged from bankruptcy with an approved plan of reorganization (the Second Amended Plan of Reorganization (the "Plan")) that was effective on December 18, 2000 (the Effective Date). The Company is deemed a "successor issuer" to Old Kaiser by virtue of rule 12-g 3(a) under the Securities Exchange Act of 1934. References to the "Company" or "Kaiser Holdings" in this report refer to Kaiser Group Holdings, Inc. and its consolidated subsidiaries. A summary of the Plan for Old Kaiser can be found in a Current Report on Form 8-K dated December 5, 2000 filed by Old Kaiser.

        Currently, apart from resolving remaining bankruptcy claims, the Company has only a limited number of activities, assets and liabilities, primarily consisting of:

  •
  the ownership of a 50% interest in Kaiser-Hill Company, LLC ("Kaiser-Hill"), which serves as the general contractor at the U.S. Department of Energy's Rocky Flats Environmental Technology Site near Denver, Colorado, for the performance of a contract for the closure of the site. Kaiser-Hill has performed for the Department of Energy ("DOE") at this site since 1995 and in January 2000 was awarded a new contract to manage the closure of the site within this decade. Rocky Flats is a former DOE nuclear weapons production facility, and under the new closure contract, Kaiser-Hill is working to stabilize and safely store radioactive materials at the site and other locations, to clean up areas contaminated with hazardous and radioactive waste, and to restore much of the 6,000-acre site to the public. The Kaiser-Hill joint venture between Old Kaiser and CH2M Hill Companies, Ltd. was formed solely for the performance of the current and former Rocky Flats contracts. The level of success experienced by Kaiser-Hill in achieving closure of the Rocky Flats site and the cost of achieving such closure, are the primary determinants of the Company's long-term financial performance following the completion of the reorganization process.

  •
  the resolution and closeout of a completed contract for the engineering and construction of a steel mini-mill for Nova Hut in the Czech Republic ("Nova Hut project").

  •
  the holding of a minority ownership interest in ICF Consulting Group, Inc. ("ICF Consulting"), a division that Old Kaiser sold in 1999 as well as interest-bearing promissory notes and escrowed cash received in connection with that sale.

  •
  a wholly owned captive insurance company that is no longer issuing new policies and is simply involved in resolving remaining claims.

  •
  an ongoing obligation to fund a capped, post-employment medical benefit plan for a fixed group of retirees.

2.    Changes in Accounting Affecting Comparability of Financial Statements

        Adoption of Fresh-Start Reporting:    The Company adopted fresh start reporting in its consolidated balance sheet as of December 31, 2000. The American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (SOP 90-7), requires that under certain circumstances resulting from a bankruptcy, a new entity is created for financial reporting purposes upon the emergence of that entity from bankruptcy. Accordingly, the value of the reorganized enterprise becomes the established amount for the emerging balance of shareholders' equity and any accumulated deficit of the predecessor entity is offset against available paid-in-capital to result in an emerging retained earnings of zero. Additionally, assets and liabilities are recorded at their fair values. Since the financial information as of and subsequent to December 31, 2000 has been prepared as if it is of a new reporting entity, a black line has been shown to separate new entity information from prior entity information on the Statements of Operations, Statements of Comprehensive Income (Loss), Statements of Shareholders' Equity and the Statements of Cash Flows since such presentations were not prepared on a comparable basis to the prior year. Financial information with regard to activity occurring prior to December 31, 2000 has been included in these Financial Statements marked as "Predecessor" and financial information with regard to activity as of December 31, 2000 and thereafter is marked herein as "Successor".

        The value of the emerged enterprise used for fresh start reporting as of December 31, 2000 was $87.5 million and was determined by management with the assistance of independent advisors. The methodology employed involved estimation of the enterprise value taking into consideration a discounted cash flow analysis. The discounted cash flow analysis was based on a seven-year cash flow projection prepared by management—taking into consideration the terminal value of its assets and liabilities as of immediately prior to its emergence from bankruptcy on December 18, 2000. Terminal values of assets and liabilities were determined based either on contracted amounts, actuarial present values and/or management's estimates of the outcome of certain operating activities. Net after-tax cash flows, assuming a 40% effective tax rate, were discounted at 17% in order to take into consideration the risks and uncertainties inherent in such projections. The cash flow projections were based on estimates and assumptions about circumstances and events that have not yet taken place. Estimates and assumptions regarding individual retained matters which form the collective composition of the overall enterprise value as of December 18, 2000 are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Company. Accordingly, there may be differences between projections and actual results because events and circumstances frequently do not occur as expected and may be significant. More specifically, assumptions within the valuation related to the amount and timing of the ultimate performance and related cash flows of the Company's investment in Kaiser-Hill have the greatest impact to the overall enterprise valuation.

        The adjustments that reflected the adoption of "fresh start" reporting, including the December 31, 2000 adjustments to record assets and liabilities at their fair market values, were reflected in the financial statements as a component of Reorganization Items. In addition, the Successor Company's opening balance sheet was further adjusted to eliminate existing equity and to reflect the aforementioned $87.5 million enterprise value.

        Investment in Kaiser-Hill:    Prior to June 8, 2000, through a designated majority representation on Kaiser-Hill Company, LLC's board of managers, the Company had a controlling interest in Kaiser-Hill and therefore consolidated Kaiser-Hill's results of operations with those of its only other remaining business segment, the Engineers and Constructors Group. Effective June 8, 2000, the Company adopted the equity method of accounting for Kaiser-Hill coincident with its signing of an agreement whereby the other 50% owner has the right to designate 3 out of the 5 members of Kaiser-Hill's board of managers. The Company retains the right to designate 2 out of the 5 members of Kaiser-Hill's board of managers. Accordingly, the financial information contained herein for Kaiser-Hill is reflected on a consolidated basis for all periods presented through June 8, 2000, and financial information for periods after June 8, 2000 is reflected on the equity method.

        The fee on the Kaiser-Hill closure contract, ranging from $150.0 to $460.0 million, is primarily based upon the actual costs to complete closure and the actual date of physical closure. Throughout 2001, Kaiser-Hill has reduced its estimated costs to complete. As of December 31, 2001, based upon costs and progress to date, Kaiser-Hill estimates it is on course to earn a $340.0 million fee, and recorded additional earnings of $15.8 million as a change in estimate in the fourth quarter. This adjustment was comprised of a revenue increase of $47.8 million, offset by $32.0 million in contingency reserves, primarily related to uncertainty risks and the potential for safety related work delays.

        Discontinued operations:    Through several separate transactions in 1999 and 2000, the Company divested of the majority of its operating activities. The financial operations of the divested operations and non-divested engineering operations have been presented as "discontinued operations" for all periods presented.

3.    General Terms of Plan and Status of Bankruptcy Distributions

        The effectiveness of the Plan as of December 18, 2000 did not in and of itself complete the bankruptcy process. The process of resolving in excess of $500 million of claims initially filed in the Kaiser Group International bankruptcy process is ongoing. Old Kaiser objected to the majority of the unresolved claims, and if such claims are not settled via the objection or dispute resolution processes or other means, they will ultimately be heard and determined by the Bankruptcy Court. Once a claim is resolved with an amount due to the creditor, such portion of the claim is deemed to be an allowed claim by the Bankruptcy Court (an "Allowed Claim"). The Company cannot predict with accuracy when the claims resolution process will be complete or what the total amount of Allowed Claims will be upon completion.

        In very general terms, the Plan contemplated three basic classes of creditors:

  •
  Allowed "Class 3 claims" against the Old Kaiser bankruptcy estate—generally trade and similar creditors' claims of $20,000 or less—received cash for their claims.

  •
  Allowed "Class 4 claims", the largest class of claims against the Old Kaiser bankruptcy estate, is made up of creditor claims other than Class 3 claims and equity claims. Class 4 claims included holders of the former Kaiser Group International senior subordinated notes due 2003 ("Old Subordinated Notes"). Holders of allowed Class 4 claims received a combination of cash and Kaiser Holdings preferred and common stock in respect of their claims. Such holders received one share of preferred stock ("New Preferred") and one share of new common stock ("New Common") for each $100 of claims. However, the number of shares of New Preferred issued was reduced by one share for each $55.00 of cash received by the holder of an allowed Class 4 claim.

  •
  The third class of claims recognized in the Old Kaiser bankruptcy are equity claims, consisting of holders of former Kaiser Group International common stock ("Old Common") and other "Equity Interests" as defined in the Plan. Under the Plan, holders of Equity Interests will receive a number of shares of New Common of Kaiser Holdings equal to 17.65% of the number of shares of such common stock issued to holders of allowed Class 4 Claims. In the initial distribution, one share of Kaiser Holdings New Common was issued for each 96 shares of previously outstanding Old Common. Additional distributions of Kaiser Holdings New Common may be made in the future as additional shares of New Common are issued to holders of newly allowed Class 4 claims, if any. Apart from holders of former Kaiser Group International Old Common, the only holders of Equity Interests of which the Company is aware are the former shareholders of ICT Spectrum Constructors, Inc., a corporation acquired by merger with a subsidiary of Kaiser Group International in 1998. The Bankruptcy Court confirmed the equity nature of those claims.

        Pursuant to the terms of Old Kaiser's Plan, the Company was required to complete its initial bankruptcy distribution within 120 days of the effective date of the Plan. Accordingly, on April 17, 2001, the Company effected its initial distribution. At that time, there were approximately $136.8 million of Class 4 claims that had been allowed in the bankruptcy process. The amount of unresolved claims remaining at April 17, 2001 was approximately $130.5 million.

        To address the remaining unresolved claims, the Bankruptcy Court issued an order on March 27, 2001, establishing an Alternative Dispute Resolution ("ADR") procedure whereby the remaining claimants and Old Kaiser produce limited supporting data relative to their respective positions and engage in initial negotiation efforts in an attempt to reach an agreed claim determination. If necessary, thereafter, the parties are required to participate in a non-binding mediation before a mediator pre-selected by the Bankruptcy Court. All unresolved claims are subject to the ADR process. Since April 17, 2001, the date of initial distribution, $65.5 million of asserted claims have been withdrawn, negotiated or mediated to an agreed amount, resulting in cash payments approximating $0.8 million and no additional issuances of New Preferred or New Common. As of March 15, 2002, the amount of unresolved claims was approximately $65.0 million. The Company expects that substantial progress will continue to be made in the resolution of claims over the balance of 2002. The Company continues to believe that the amount of Class 4 claims ultimately to be allowed in the Kaiser Group International bankruptcy proceeding will not exceed $150.0 million. As depicted in the claim settlements completed since April 17, 2001, and based on the belief that it is in the best interest of the Company and its current stockholders, the Company has been settling certain remaining Class 4 claims entirely for cash payments in lieu of the combination of cash and new preferred and new common stock as contemplated in Old Kaiser's Plan of Reorganization. The Company intends to continue to use this settlement alternative during its resolution of remaining Class 4 claims, but obviously has no ability to determine the effect of the outcome on its overall financial condition in the event such settlements are accepted in the future.

        With respect to the unresolved claims, the Plan required that, at the date of the initial distribution, sufficient cash reserves were to be retained by the Company such that if all remaining unresolved claims were ultimately deemed allowed at the originally claimed amount, the Company would be able to satisfy the allowed claims, including dividends accruing on related preferred stock, since April 17, 2001. The cash reserve requirement and the fact that the Company had not yet received a substantial cash payment that the Company asserts it is due from the owner of the Nova Hut steel mini-mill in the Czech Republic (see Note 5), limited the amount of cash available at the time of the initial distribution to the holders of allowed Class 4 claims. The Company determined that an aggregate of $25.0 million, or approximately $0.09347 per $1.00 of Allowed and "deemed allowed" Class 4 claims, was available at the time of the initial distribution to Allowed Class 4 claim holders. Thus, more shares of New Preferred were issued than would have been had the claims resolution process advanced more quickly and had more cash been available from the Nova Hut project and/or other sources. Due to the proportion of remaining unresolved Class 4 claims in relation to the total of all resolved and unresolved claims, approximately $12.3 million of the $25.0 million in available cash was reserved on April 17, 2001.

        As discussed above, the exchange ratio of New Common for Old Common (1 new share for each 96 old shares) and the nature of the distribution of shares of common stock to holders of Class 4 claims resulted in there being a number of holders of a relatively small number of shares of New Common stock. Therefore, the Company initiated an offer to purchase all shares of New Common stock distributable to persons who received 99 or fewer shares in the initial distribution for a price equal to $4.50 per share. The offer expired on June 15, 2001 with 25,650 shares being repurchased by the Company under this plan for a total of $115,000.

        In the case of holders of Old Common, the offer to purchase shares was conditioned on the holder's agreement to also sell the holder's right to future distributions of shares of New Common under the Plan. The offer price for such distribution rights was $0.50 per share that would otherwise be distributed. This offer price was determined arbitrarily, based primarily on the Company's current expectation that future distributions of shares of New Common would not exceed 10% of the number of shares distributed at the present time. Holders who wished to sell their right to future distributions had to also sell their shares of New Common. On June 15, 2001, the Company repurchased 20,002 rights under this plan for a total cost of $10,000.

4.    Significant Accounting Policies—Successor Company:

        Principles of Consolidation: The consolidated financial statements include all majority-owned or controlled subsidiaries. Investments in unconsolidated affiliated companies are accounted for using the equity method. The difference between the carrying value of the joint venture investment and the Company's underlying equity is amortized on a straight-line basis over the estimated term of the joint venture investment. All significant intercompany balances and transactions have been eliminated.

        Income Taxes: Deferred tax assets and liabilities represent the tax effects of differences between the financial statement carrying amounts and the tax bases carrying amounts of the Company's assets and liabilities. These differences are calculated based upon the statutory tax rates in effect in the years in which the differences are expected to reverse. The effect of subsequent changes in tax rates on deferred tax balances is recognized in the period in which a tax rate change is enacted. The Company evaluates its ability to realize future benefit from all deferred tax assets and establishes valuation allowances for amounts that may not be realizable.

        Earnings Per Share: Basic EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The weighted average shares outstanding for the year ended December 31, 2001 retroactively adjusts for the conversion of the Old Common to New Common effective with the adoption of fresh-start reporting. As additional distributions of Kaiser Holdings common stock are made to holders of newly allowed Class 4 claims, the conversion ratio of 96 shares may be adjusted to reflect the final total number of shares of New Common (as discussed in Note 3). Because Kaiser Holdings is assumed to be a new entity (as discussed in Note 1) periods prior to the adoption of fresh-start reporting have not been restated.

        Diluted EPS normally includes the weighted-average effect of dilutive securities outstanding during the period. Pursuant to the Company's Plan of Reorganization that was effective as of December 18, 2000, all then outstanding common stock equivalents were cancelled. Accordingly, no anti-dilutive information is presented herein.

        The effect of preferred dividends of $3.1 million has been included in continuing operations in the calculation of basic and diluted earnings per share for the year ended December 31, 2001.

        Foreign Currency Translation: Results of operations for foreign entities are translated using the average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Resulting translation adjustments are reflected net of tax in shareholders' equity as cumulative translation adjustments.

        Cash Equivalents and Restricted Cash: The Company considers all highly liquid financial instruments purchased with maturities of three months or less at date of purchase to be cash equivalents. Restricted cash balances consisted of the following at December 31, (in thousands):

	2001	2000
Letters of credit collateralized by cash	$600	$12,711
Cash reserved for future claim settlements, less payments of cash claim settlements of $775	11,557	—
Cash balances of wholly owned insurance subsidiary	2,852	2,729
Escrowed cash	835	750

	$15,844	$16,190

Supplemental cash flow information for the year ended December 31, 2001, is as follows:
	2001
Cash payments for interest	$—
Cash payments for income taxes	99
Reclass of restricted cash to net assets of discontinued operations	11,100
Non cash transactions:
Retirement of Old Common	234
Issuance of Preferred Stock	62,481
Issuance of New Common	16

        Marketable Securities: In December 2001, the Company recorded a gain on the stock demutualization of a non-affiliated insurance company. The gain was calculated based upon the fair value of the securities on the date of the insurance company's initial public offering. These securities have been classified as available for sale on the balance sheet as of December 31, 2001 as management sold the securities in February 2002. Investments classified as available for sale are measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in other comprehensive income (loss).

        Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Such estimates include those related to allowances for contract and notes receivable and accrued interest, deferred tax assets and valuation allowance, recoverability of net assets of discontinued operations and other investments, the amortization period for the excess value attributed to the Kaiser-Hill investment and the remaining Allowed Claims. Actual results could differ from those estimates.

        Concentrations of Credit Risk: The Company maintains cash balances primarily in overnight Eurodollar deposits, investment-grade commercial paper, bank certificates of deposit, and U.S. government securities.

        Reclassifications: Certain reclassifications have been made to the prior- period financial statements contained herein in order to conform them to the 2001 presentation.

5.    Net Assets of Discontinued Operations

        The components of the "Net Assets of Discontinued Operations" consist entirely of the carrying value of the net assets of the Nova Hut project and were as follows at December 31:

	2001	2000
Cash	$6	$276
Letter of credit cash collateral drawn by Nova Hut	11,100	—
Retained accounts receivable	21,274	20,631
Prepaid expenses and other current assets	1	9
Subcontractor retentions and other accounts payable	(6,276)	(7,123)

	26,105	13,793
Allowance for estimated loss	(20,105)	(3,081)

	$6,000	$10,712

        Although Old Kaiser sold its Metals, Mining and Industry business unit in August, 2000, it retained its Netherlands subsidiary, Kaiser Netherlands, B.V., which had been responsible for a turnkey engineering and construction services contract for the construction of a steel mini-mill in the Czech Republic for Nova Hut. After construction of the mini-mill was complete in 2000, the contract with Nova Hut provided for a maximum of three possible performance tests. The first performance test was completed on November 13, 2000. Kaiser Netherlands believes that the first performance test was successful and that Nova Hut should have agreed to final acceptance of the mini-mill and made final payment of amounts accrued by Kaiser Netherlands throughout the project. Rather, Nova Hut asserted that the first test was not successful. Kaiser Netherlands believes that such contention may have been put forth in response to severe financial constraints on Nova Hut's operations resulting from weakening conditions in the worldwide steel market and of the significant amounts that Kaiser Netherlands believed it was contractually due. To date, this dispute has not been resolved, and Kaiser Netherlands has resorted to legal proceedings to enforce its rights. The primary legal venue at this time is the Delaware bankruptcy proceeding for Kaiser Group International, where Kaiser has asserted claims against Nova Hut and the International Finance Corporation ("IFC"), while rejecting substantial claims involving contract breach from Nova Hut and the IFC. The litigation of this dispute, as well as the cost of a possible ongoing presence in Ostrava, Czech Republic, has had and may continue to have a negative impact on the cash flow of Kaiser Netherlands and Kaiser Holdings.

        Based on the Company's continued concern over Nova Hut's financial difficulties and the uncertainties of a settlement involving the bankruptcy court-sponsored mediation, the Company reduced the carrying value of the remaining Nova Hut project assets from $21.6 million to $6.0 million, in the fourth quarter of 2001, by recording a reserve of approximately $9.8 million, net of a $5.8 million income tax benefit, through a charge to "Loss from Discontinued Operations".

6.    Business Segments and Foreign Operations:

        Business Segments: The Company had no reportable segments at any time during 2001.

        Foreign Operations: Because all of the Company's international operations are presented in the accompanying Statements of Operations as "Discontinued Operations," all of the Company's reported gross revenue and operating income (loss) from continuing operations were from domestic sources. Remaining foreign assets consist solely of the carrying value of the net realizable value of the Nova Hut contract matter (See "Net Assets of Discontinued Operations" and "Other Contingencies").

7.    Joint Ventures and Affiliated Companies

        Prior to December 31, 2000, the Company had ownership interests in certain unconsolidated corporate joint ventures and affiliated companies. During 1999 and 2000, the Company divested of the majority of such investments (Note 17—Notes Applicable Solely to the Predecessor Company—Divestitures and Acquisitions). At December 31, 2001 and 2000, it retained a 50% investment in Kaiser-Hill (See Notes 1 and 2) and a 10% ownership in ICF Consulting. The Company's net investments in/or amounts due from this corporate joint venture and affiliated company totaled $29.2 million and $26.7 million at December 31, 2001 and 2000, respectively. The Company accounts for the Consulting Group investment using the cost method and for the Kaiser-Hill Company LLC investment using the equity method.

        ICF Consulting Group, Inc.: In 2001, the Company recorded a $1.1 million impairment charge related to this investment. The impairment charge was based on management's estimate of the potential proceeds available to the Company if this investment was liquidated.

        Kaiser-Hill: Summarized financial information of Kaiser-Hill Company was as follows as of December 31 (in thousands):

	2001	2000
Current assets	$136,056	$132,485
Non-current assets	17,441	430
Current liabilities	125,377	131,879
Non-current liabilities	12,800	—
Gross revenue	718,788	673,751
Net income	30,084	20,436

        Under Kaiser-Hill's contract with the DOE, Kaiser-Hill is not responsible for, and the DOE pays all costs associated with, any liability, including, without limitation, any claims involving strict or absolute liability and any civil fine or penalty, expense, or remediation cost, but limited to those of a civil nature, which may be incurred by, imposed on, or asserted against Kaiser-Hill arising out of any act or failure to act, condition, or exposure which occurred before Kaiser-Hill assumed responsibility on July 1, 1995 ("pre-existing conditions"). To the extent the acts or omissions of Kaiser-Hill constitute willful misconduct, lack of good faith, or failure to exercise prudent business judgment on the part of Kaiser- Hill's managerial personnel and cause or add to any liability, expense, or remediation cost resulting from pre-existing conditions, Kaiser-Hill is responsible, but only for the incremental liability, expense, or remediation caused by Kaiser-Hill.

        The Kaiser-Hill contract further provides that Kaiser-Hill will be reimbursed for the reasonable cost of bonds and insurance allocable to the Rocky Flats contract and for liabilities and expenses incidental to these liabilities, including litigation costs, to third parties not compensated by insurance or otherwise. There is an exception to this reimbursement provision applicable to liabilities caused by the willful misconduct, lack of good faith or failure to exercise prudent business judgment by Kaiser-Hill's managerial personnel.

        With respect to a revolving credit facility obtained by Kaiser-Hill in November 1999, both parents of Kaiser-Hill granted a first lien security interest to the Kaiser-Hill lenders in all of the ownership and equity interest of Kaiser-Hill and have agreed to cure any events of default by Kaiser-Hill on the facility. As of December 31, 2001 and 2000, Kaiser-Hill had $0 and $6.0 million in cash balances outstanding on its revolving credit, respectively.

8.    Notes receivable

        Kaiser Holdings owns a 10% interest in ICF Consulting Group, Inc., a privately held entity that was retained by Old Kaiser when it sold its Consulting Group in June 1999. In connection with the sale, the Company accepted two promissory notes as part of the total consideration received. Principal payments on an escrowed and non-escrowed note, in the amounts of $3,250,000 and $3,300,000, respectively, are due June 25, 2006. The notes are subject to reduction in the event that certain divestiture-related contingencies are not resolved as originally anticipated in the related sale agreement. Amounts payable by ICF Consulting on such notes are subject to (1) the rights of holders of ICF Consulting's senior lenders and (2) possible reduction as a result of indemnification claims asserted by ICF Consulting pursuant to the agreements entered into by the parties at the time of Old Kaiser's sale of its Consulting Group. Initially as a result of a technical default of financial covenants in its senior credit agreement, ICF Consulting has not made interest payments on the notes since inception in 1999. The accrued amount of interest receivable was $1.7 million and $1.1 million as of December 31, 2001 and 2000, respectively. Under the terms of the notes, overdue interest bears interest at 12 1/2% per annum.

        Also resulting from the sale agreement, the Company is the beneficiary of an escrowed cash balance totaling $835,000 that is currently held as collateral in the event any applicable indemnification claims are made against the Company by ICF Consulting. On February 12, 2001, ICF Consulting presented the escrow agent with notice that it has claims for indemnification from the Company for amounts significantly exceeding the balance of the Escrowed Cash and the Escrowed Note. The Company has reviewed the indemnification claims and believes them to be largely without merit and will vigorously defend its right to be paid the escrowed funds upon their due dates, however there can be no assurance that the Company will be successful in this effort. In December 2001, ICF Consulting proposed a settlement offer to the Company that was far below the value of their claim. The Company rejected the ICF Consulting offer and proposed an alternative settlement that was also rejected by ICF Consulting. Based on the Company's perception of the lack of merit in the ICF Consulting claim, the Company may begin implementation of legal actions to defend the indemnification claim and to pursue the collection of escrowed cash and interest that it is due. Based on the developments in 2001, the Company deemed it prudent to establish a $1.0 million reserve, through a reduction of interest income, for uncertainties over the collectibility of the combined carrying value of the escrowed cash, the promissory notes and the interest receivable.

9.    Preferred Stock

        Kaiser Holdings certificate of incorporation authorizes the issuance of 2,000,000 shares of preferred stock. Resulting from its initial bankruptcy distribution on April 17, 2001 (see Note 3), the Company had $62.5 million in preferred stock outstanding at December 31, 2001. The preferred stock is a series of authorized preferred stock designated as "Series 1 Redeemable Cumulative Preferred Stock," and has a par value of $0.01 per share. The preferred stock ranks ahead of Kaiser Holdings' New Common Stock.

        The certificate of incorporation of Kaiser Holdings and Delaware law permit the Board of Directors to issue additional series of preferred stock, except that the Board of Directors may not authorize the issuance of any securities that rank senior to or on a parity with the Series 1 preferred stock without the consent of holders of at least two-thirds of such preferred stock.

        Cumulative dividends on the preferred stock are payable on a quarterly basis, as of April 30, July 31, October 31 and January 31, either in cash at an annual rate of 7% of the liquidation preference per share or in additional shares of preferred stock at an annual rate of 12% of the per share liquidation preference. Dividends accrue on the preferred stock coincident with the initial distribution date, April 17, 2001. Dividends will not be paid to any affiliate of Kaiser Holdings on account of that affiliate's ownership of shares of preferred stock. If Kaiser Holdings fails to pay a quarterly dividend when due, holders of preferred stock will have the right to elect an additional director for each dividend payment missed, up to a maximum of two additional directors, but only until such dividend is paid or provided for in full. The dividend due to holders of record on January 31, 2002, totaling approximately $1.1 million, was paid on February 7, 2002. At December 31, 2001, in addition to the $10.0 million of cash reserves for unresolved claims, the Company had $1.6 million in cash reserved for the payment of accrued dividends on any future issuances of New Preferred issued as a result of remaining bankruptcy claims resolutions (any New Preferred issued as a result of claims resolutions also carries the right to dividends retroactively from April 17, 2001).

        The preferred stock has a liquidation preference of $55 per share plus the amount of unpaid dividends, if any. Upon the liquidation or dissolution of Kaiser Holdings, each holder of preferred stock (other than an affiliate of Kaiser Holdings) is entitled to this per share liquidation preference before any holders of New Common or any other junior securities of Kaiser Holdings receive any payment for their shares. If, in a liquidation or dissolution setting, assets remaining after distribution to holders of debt and other obligations are insufficient to pay all holders of preferred stock the per share liquidation preference, then such assets will be distributed on a proportionate basis to the holders of preferred stock (other than affiliates of Kaiser Holdings) and any securities ranking on a parity with the preferred stock.

        The Company has the option to redeem the New Preferred at any time, in whole or in part, at a redemption price of 100% of the liquidation preference per share plus all accrued and unpaid dividends. In addition, any net proceeds in excess of $3 million in a calendar year received by the Company or any of its direct or indirect subsidiaries from the disposition of assets to an unaffiliated party outside of the ordinary course of business must be used to redeem New Preferred at a redemption price of 100% of the liquidation preference per share plus all accrued and unpaid dividends. Furthermore, to the extent that any cash is received from Nova Hut, it must be used to redeem New Preferred at a redemption price of 100% of the liquidation preference per share plus all accrued and unpaid dividends.

        All outstanding shares of New Preferred are required to be redeemed by the Company on or before December 31, 2007, and if such redemption does not occur, holders of New Preferred will be entitled to elect two-thirds of the directors of the Company. If shares of preferred stock are held by any affiliate of the Company, those shares may not be redeemed pursuant to any of the redemption provisions otherwise applicable to the New Preferred.

        The Company will be required to offer to purchase the New Preferred at 100% of the liquidation preference per share plus all accrued and unpaid dividends in connection with a change of control of Kaiser Holdings.

        Holders of New Preferred generally are entitled to vote with holders of New Common Stock on all matters submitted to a vote of shareholders, with each share of preferred stock being entitled to one-tenth of a vote. In addition, holders of New Preferred have the right to vote separately as a class to exercise their right to elect an additional director due to a failure to pay a quarterly dividend, to elect two-thirds of the directors if the New Preferred is not redeemed by December 31, 2007, and to consent to the issuance of any senior or parity securities. The terms of the New Preferred may not be materially or adversely modified without the consent of holders of at least two-thirds of the New Preferred. If the Company or any of its affiliates holds any New Preferred, they will not be entitled to vote that New Preferred.

        The Plan provides that Major Stockholders (defined as holders of 10% or more of the outstanding shares of New Preferred or New Common, or a person who is an "affiliate" of Kaiser Holdings as defined under the Federal securities laws) have certain registration rights. In general, a Major Stockholder may request Kaiser Holdings to register under the Securities Act of 1933 for the sale of all, but not less than all, of the New Preferred and/or New Common owned by the Major Stockholder. Upon request for such a registration from a Major Stockholder, Kaiser Holdings is required to give notice to other Major Stockholders and use its best efforts to cause a registration statement to become effective as expeditiously as possible and maintain such registration statement current for a period of 12 months. Major Stockholders are not entitled to request registration until one year after the Effective Date, and Kaiser Holdings is not obligated to file a registration statement in response to a request from a Major Stockholder until such time as Kaiser Holdings is eligible to use Form S-3 under the Securities Act of 1933 for such an offering. Kaiser Holdings is not required to effect more than one registration for Major Stockholders during any twelve-month period. These registration rights expire on December 31, 2007. The Plan also contemplates that Major Stockholders will have "piggyback" registration rights in connection with a proposed underwritten public offering of Kaiser Holdings New Common or New Preferred solely for cash and for its own account.

Kaiser Government Programs, Inc.'s ("KGP") Put Rights

        KGP is the Company subsidiary that owns the 50% interest in Kaiser-Hill Company LLC. KGP has outstanding put rights, expiring on December 31, 2007, that obligate it to purchase New Preferred owned by a holder of the put right, at the holder's option, under three circumstances:

  •
  if KGP receives net after-tax proceeds from any cash distributions from Kaiser-Hill that, on a quarterly basis, exceed 2.8 times the amount of cash required to pay all past accrued but unpaid cash dividends on the New Preferred distributed to holders of Old Subordinated Notes pursuant to the Plan, plus the next scheduled quarterly cash dividend on preferred stock;

  •
  if KGP receives net after-tax proceeds from any direct or indirect disposition of any interest in Kaiser-Hill; or

  •
  if KGP receives net after-tax proceeds from an extraordinary distribution from Kaiser-Hill.

        Upon exercise of a put, KGP will pay an exercising holder 100% of the liquidation preference of the preferred stock that is the subject of the KGP put rights, plus all accrued and unpaid dividends on the preferred stock. KGP will purchase shares of preferred stock on a pro rata basis based upon the number of shares of preferred stock as to which puts have been properly exercised, but only up to the amount of the available net after-tax proceeds from triggering events. KGP will not purchase any fractional shares. KGP put rights will not become exercisable more frequently than every 12 months unless the cumulative amount of available net after-tax proceeds from triggering events is at least $3 million. KGP put rights are transferable except that puts shall cease to be transferable if KGP determines that any further transfer would require registration of the puts as a class of securities under the Securities Exchange Act of 1934. Kaiser Holdings does not presently plan to arrange for trading of the KGP put rights on the NASD electronic bulletin board or otherwise.

10.    New Common Stock

        The Kaiser Holdings certificate of incorporation authorizes the issuance of 3,000,000 shares of New Common Stock. Pursuant to the Company's Plan, holders of Allowed Class 4 Claims and Allowed Class 5 Equity Interests are to receive shares of New Common Stock under the Plan.

        In connection with its initial distribution out of bankruptcy on or about April 17, 2001, Kaiser Holdings issued to holders of Allowed Class 4 Claims one share of New Common for each $100.00 of such holder's respective Allowed Class 4 Claim. There have been no additional issuances of common stock subsequent to April 17, 2001 related to the settlement of claims.

        Holders of Allowed Class 5 Equity Interests received their pro rata portion of New Common representing 15% of the aggregate amount of New Common to be outstanding following distributions to holders of Allowed Class 4 Claims and Allowed Class 5 Equity Interests. This outcome was accomplished by issuing to each holder of an Allowed Class 5 Equity Interest its pro rata portion of the number of shares of New Common that represents 17.65% of the total number of shares of New Common issued from time to time to holders of Allowed Class 4 Claims.

        All shares of New Common, at issuance, were duly authorized, fully paid and non-assessable. The holders of such shares will have no preemptive or other rights to subscribe for additional shares. The New Common has a par value of $0.01 per share. Based on its current estimates of the aggregate amount of Allowed Class 4 Claims and cash available for distribution, Kaiser Holdings expects to ultimately issue approximately 1,764,750 shares of New Common to holders of Allowed Class 4 Claims and Allowed Class 5 Equity Interests.

        Old Kaiser never paid cash dividends on its Old Common. Kaiser Holdings anticipates that for the foreseeable future no cash dividends will be paid on the New Common and that Kaiser Holdings' earnings will be utilized to redeem New Preferred or retained for use in the business. The Board of Directors of Kaiser Holdings will determine its dividend policy based on its results of operations, payment of dividends on, and redemption of, New Preferred, financial condition, capital requirements, and other circumstances.

11.    Leases

        The Company has no capital leases or any material noncancelable operating leases with initial or remaining terms in excess of one year at December 31, 2001. The total rental expense for all operating leases was $628,000 during the year ended December 31, 2001.

12.    Income Taxes

        The components of net income (loss) used to compute the (expense) benefit for income taxes for the years ended December 31 were as follows (in thousands):

	Successor Company	Predecessor Company
	2001	2000	1999
Income (loss) from continuing operations before income taxes and minority interests:
Domestic	$7,657	$6,875	$(35,260)
Foreign	—	—	—

	$7,657	$6,875	$(35,260)

(Expense) benefit for income taxes:
Federal:
Current	$(809)	$32,839	$1,021
Deferred	(1,222)	—	—

	(2,031)	32,839	1,021

State:
Current	(296)	6,682	—
Deferred	(90)	—	129

	(386)	6,682	129

Foreign:
Current	—	—	—
Deferred	—	—	—

	$(2,417)	$39,521	$1,150

        The effective income tax (expense) benefit varied from the federal statutory income tax (expense) benefit because of the following differences (in thousands):

	Successor Company	Predecessor Company
	2001	2000	1999
Income tax (expense) benefit computed at federal statutory tax rate	$2,604)	$(2,338)	$11,988

Change in tax (expense) benefit from:
Benefit (use) of previous net operating losses	—	8,942	—
Reversal of excess accruals	—	3,784	—
Minority interest earnings	—	2,040	1,763
State income taxes	(255)	4,410	85
Valuation allowance	886	26,675	(12,494)
Stock redemption	—	(1,390)	(76)
Business meals and entertainment	(35)	(18)	(12)
Restructuring costs	(41)	—	—
Penalties and fines	(121)	—	—
Lobbying costs	(51)	—	—
Reversals and other	(196)	(2,584)	(104)

	187	41,859	(10,838)

	$(2,417)	$39,521	$1,150

        The tax effects of the principal temporary differences and carryforwards that give rise to the Company's net deferred tax asset are as follows (in thousands):

	Successor Company
	2001	2000
Net operating loss carryforwards	$—	$9,522
Reserves for adjustments and allowances	12,603	6,026
Vacation and incentive compensation accruals	—	321
Tax credit carryforwards	—	2,693
Investment in Kaiser-Hill	(5,037)	(5,281)
Write-down of other investments	418
Unrealized gain on marketable securities	(2,466)	—
Other	267	(75)

	5,785	13,206
Valuation allowance	—	(13,206)

	$5,785	$—

        The ability to derive future benefit from the elements contributing to the deferred tax asset at December 31, 2001 is dependent on the Company's ability to generate sufficient taxable income prior to expiration. Additionally, in December 2000 the Company went through a change in control under Internal Revenue Code Section (IRC) 382 due to the Chapter 11 bankruptcy reorganization. In September 2001, the Company determined that the change in control met the stringent guidelines of the bankruptcy exception provided under the Internal Revenue Code. This resulted in the Company not being subject to the carryforward limitations of IRC Sec. 382. However, the Company was required to reduce certain carryovers that included net operating losses and credits. As a result, the Company offset the reduction of the carryforwards with the valuation allowance previously established for those carryforwards in the income tax rate reconciliation shown above. If a second change in control under IRC Sec 382 occurs before the end of December 2002, certain elements of the net deferred tax asset may be significantly limited. The Company believes that a second change in control is unlikely to occur and the results of its future operations will be sufficient to assure utilization of the tax benefit prior to expiration. Therefore, the remaining valuation allowance has been reversed.

13.    Retiree Benefits Plans

        Post Employment Benefit Plan: As of December 31, 2001 the Company is required to continue to fulfill the provisions of a previously curtailed plan which provides certain medical and dental benefits to a group of retirees. A portion of the benefit is fully insured and a portion is covered by the Company's self-insurance. In respect to the retirees covered by the self-insured plan, the benefits are funded to an insurance company as participants' insurance claims are reimbursed. The Company is considering changing elements of this plan coverage.

        The benefit cost for this curtailed plan for the years ended December 31 consisted of the following (in thousands):

	2001	2000	1999
Interest cost.	$505	$412	$315
Amortization of transition obligation.	—	980	980
Amortization of unrecognized net (gain)	—	—	(627)
Adjustment for fresh-start accounting due to changes in actuarial assumptions	—	4,084	—
Adjustment for fresh-start accounting due to changes in unrecognized gain and unamortized transition obligation.	—	726	—

Net benefit charge	$505	$6,202	$668

        Because there are no new participants in this plan, there is no current service cost. The change in the status of the plan as of December 31 was as follows (in thousands):

	Successor Company	Predecessor Company
	2001	2000	1999
Benefit obligation at January 1,	$7,982	$3,998	$4,879
Service cost	—	—	—
Interest cost	505	412	315
Benefits paid	(1,014)	(512)	(688)
Actuarial (gain) loss	979	4,084	(508)

Benefit obligation at December 31,	8,452	7,982	3,998
Unamortized transition obligation	—	—	(7,507)
Unrecognized net gain (loss)	(979)	—	5,801

Net benefit obligation at December 31,	$7,473	$7,982	$2,292

        The discount rate used in determining the expense was 6.5% for 2001, 6.8% for 2000 and 7% for 1999. Pursuant to the terms of the plan obligations, changes in medical cost trend rates have no financial impact on the actuarial valuation as the cost of the benefit to the participant has exceeded the Company's commitment. At December 31, 2001, there is a $979,000 unrecognized loss related to changes in actuarial assumptions. This loss will be amortized over five years.

        The unamortized portion of the original transition obligation at December 18, 2000, of $6,527,000, and the unrecognized net gain of $5,801,000 were collectively recognized as a net $726,000 charge to the Statement of Operations as a result of adopting fresh start accounting upon emergence from bankruptcy (See Note 2). Also in connection with the adoption of fresh-start accounting, the Company revised certain actuarial assumptions used in determining the Accumulated Plan Benefit Obligation at December 18, 2000, resulting in an increase to the APBO of over $4.0 million. The Company has included this charge in Reorganization Items in the accompanying Statement of Operations. Previously, transition balances were being amortized over 14.5 years.

14.    Benefits and Compensation Plans

        In 2001, the Company discontinued the majority of its previously sponsored employee benefit plans. The Company did continue to sponsor a 401(k) Plan that allowed employees to defer portions of their salary, subject to certain limitations. Total expense for this plan for the year ended December 31, 2001 was $387,000.

15.    Other Contingencies

        Kaiser Holdings has various obligations and liabilities from its continuing operations, including general overhead expenses in connection with maintaining, operating and winding down the various entities and net assets comprising Kaiser Holdings.

16.    Selected Quarterly Financial Information (Unaudited)

For the year ended December 31, 2001 (Successor):	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Gross Revenue	—	—	—	—
Service Revenue	—	—	—	—
Operating Income (Loss)	(1,949)	(2,240)	(2,864)	(3,739)
Income (loss) from continuing operations before income tax	6,080	1,032	500	45
Income (loss) from continuing operations	5,478	231	(495)	26
Loss from Discontinued Operations, net of tax	(9,779)	(51)	(367)	—
Net income (loss)	(4,301)	180	(862)	26
Preferred stock dividends	(1,102)	(1,102)	(887)	—
Net Income (Loss) Applicable to Common Shareholders	(5,403)	(922)	(1,749)	26
Basic and Diluted Earnings (Loss) Per Common Share:
Continuing operations, net of tax	$3.64	$(0.55)	$(1.28)	$0.11
Discontinued operations, net of tax	(8.74)	(0.03)	(0.34)	—

Net Earnings (Loss) Per Common Share	$(5.10)	$(0.58)	$(1.62)	$0.11

Year Ended December 31, 2000 (Predecessor):	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Gross revenue	$—	$—	$99,595	$171,790
Service revenue	1,327	2,121	30,251	46,267
Operating income (loss)	2,785	(2,506)	(1,809)	5,524
Net income (loss) from continuing operations before discontinued operations and extraordinary items	42,938	5,959	(5,831)	(2,669)
Income (loss) from discontinued operations	(2,752)	(10,190)	1,964	343
Net income (loss) before extraordinary items	40,186	(4,231)	(3,867)	(2,326)
Net income (loss)	164,763	(4,266)	(3,867)	(2,326)
Basic and fully diluted per share amounts for:
Income (loss) before discontinued operations and extraordinary items	$1.84	$0.26	$(0.25)	$(0.11)
Discontinued operations	(0.12)	(0.44)	0.09	0.01

Income (loss) before extraordinary items	1.72	(0.18)	(0.16)	(0.10)
Extraordinary item	5.35	—	—	—

Net income (loss)	$7.07	$(0.18)	$(0.16)	$(0.10)

17.    Notes Applicable Solely to the Predecessor Company

Significant Accounting Policies

        Principles of Consolidation:    The consolidated financial statements include all majority-owned or controlled subsidiaries. Investments in unconsolidated affiliated companies were accounted for using the equity method. All significant intercompany balances and transactions were eliminated.

        Due to the sale of the majority of Old Kaiser's operations and the reporting of those operations as discontinued in the accompanying Statement of Operations for all periods presented, all remaining components of reported revenue and gross margin are solely attributable the Company's 50% ownership of Kaiser-Hill. Prior to June 8, 2000, through a designated majority representation on Kaiser-Hill's board of managers, the Company had a controlling interest in Kaiser-Hill and therefore consolidated Kaiser-Hill's results of operations with those of its only other remaining business segment, E&C. Effective June 8, 2000, the Company adopted the equity method of accounting for Kaiser-Hill coincident with its signing of an agreement whereby the other 50% owner has the right to designate 3 out of the 5 members of Kaiser-Hill's board of managers. The Company retains the right to designate 2 out of the 5 members of the Kaiser-Hill board of managers. Accordingly, the financial information contained herein for Kaiser- Hill is reflected on a consolidated basis for all periods presented through June 8, 2000, and on the equity basis for financial information applicable for periods after June 8, 2000.

        Fresh-start Reporting and Reorganization Items:    Effective December 18, 2000, the Company adopted the fresh start provisions of AICPA Statement of Position 90-7, Reporting by Entities in Reorganization Under the Bankruptcy Code, (SOP 90-7). As of such date, the Company estimated that the sum of the claims to ultimately be allowed in the bankruptcy proceedings, plus remaining liabilities incurred after June 9, 2000, would exceed the reorganization value of the emerging entity. Additionally, holders of existing voting equity securities immediately before confirmation would receive less than 50 percent of the voting equity securities of the emerged entity thus triggering a change in control. Under these circumstances, SOP 90-7 called for a new reporting entity to be created and assets and liabilities to be recorded at their then current fair values. This accounting treatment is referred to in these statements as fresh-start reporting. The income statement effect of the adjustments to the previous carrying value of various assets and liabilities has been reported in the Statements of Operations as Reorganization Items. Reorganization Items as reported on the accompanying Statements of Operations consist of the net charges made during the period with respect to matters involving the bankruptcy. For the year ended December 31, 2000, Reorganization Items consisted of the following (in thousands):

Professional fees	$4,827
Severance & retention amounts	2,776
Interest earned on excess cash balances	(976)
Adjustment of accounts to fair value for fresh-start reporting	(15,238)

$(8,611)

        Revenue Recognition:    Prior to the divestiture of the majority of its operations, the Company's revenue was derived primarily from long-term contracts of various types. Revenue on time-and-materials contracts was recognized based on actual hours delivered times the contracted hourly billing rate, plus the costs incurred for any materials. Revenue on fixed-priced contracts was recognized using the percentage-of-completion method and is comprised of the portion of expected total contract earnings represented by actual costs incurred to date as a percentage of the contract's total estimated costs at completion. Revenue on cost-reimbursable contracts was recognized to the extent of costs incurred plus a proportionate amount of the contracted fee. Certain cost- reimbursable contracts also include provisions for earning performance-based incentive fees. Such incentive fees are included in revenue at the time the amounts can be reasonably determined. Provisions for anticipated contract losses are recognized at the time they become estimable.

        Foreign Currency Translation:    Results of operations for foreign entities were translated using the average exchange rates during the period. Assets and liabilities were translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Resulting translation adjustments were reflected net of tax in shareholders' equity (deficit) as cumulative translation adjustments. The balance of the cumulative translation adjustment was realized in connection with the 2000 sales of the E&C Group.

        Supplemental cash flow information for the years ended December 31, is as follows:

	2000	1999
Cash payments for interest	$90	$21,065
Cash payments for income taxes	2,171	820
Non-cash transactions:
Issuance of common stock	—	44
Reacquisition of common stock	—	(1,254)
Acquisition of promissory note in exchange for sale of a discontinued operation	—	6,550

        Capitalized Software Development Costs:    Certain costs, including consulting expenses and internal labor, incurred to develop major software applications for internal Company use were capitalized and amortized over the estimated useful or economic lives of the software, respectively. Since the Company divested of the majority of its operations during 2000 and no longer had utility for the carrying value of the capitalized software assets, these capitalized costs were written off in connection with the Company's adoption of fresh start accounting as of December 18, 2000. Certain elements of capitalized software were also sold as part of the asset divestitures in 1999. As of December 31, 1999, a total of $2.3 million remained capitalized with an accumulated amortization balance of $0.7 million. Amortization expense of $0.3 million and $0.3 million was recognized during 2000 and 1999, respectively.

        Goodwill:    Goodwill represented the excess of cost of acquired businesses over the fair value of the identifiable net tangible and intangible assets acquired. Goodwill was amortized using the straight-line method over the period for which the Company estimated it would benefit directly from the acquisitions. The range of estimated benefit from the Company's historical acquisitions ranged from five to forty years. The Company periodically evaluated these ranges and the recoverability of goodwill by comparing the estimated future undiscounted operating cash flows for each underlying acquisition to the respective carrying value of goodwill. The Company's remaining goodwill was written off during 2000 as a result of its sale of the remainder of its E&C Group. Accumulated amortization was $8.1 million at December 31, 1999.

        Income Taxes:    Deferred tax assets and liabilities represented the tax effects of differences between the financial statement carrying amounts and the tax bases carrying amounts of the Company's assets and liabilities. These differences were calculated based upon the statutory tax rates in effect in the years in which the differences were expected to reverse. The effect of subsequent changes in tax rates on deferred tax balances was recognized in the period in which a tax rate change was enacted. The Company evaluated its ability to realize future benefit from all deferred tax assets and established valuation allowances for amounts that may not have been realizable. Unless otherwise noted, provisions were not made for U.S. income taxes for the undistributed earnings of the Company's foreign subsidiaries because the Company intended to reinvest such earnings in continuing operations indefinitely.

        Concentrations of Credit Risk and Major Customers:    The Company maintained cash balances primarily in overnight Eurodollar deposits, investment-grade commercial paper, bank certificates of deposit, and U.S. government securities. The DOE, through the Kaiser-Hill joint venture, accounted for approximately 100% of Kaiser's consolidated gross revenue for the years ended December 31, 2000 and 1999, respectively (all other operating results were presented as "Discontinued Operations" on the Statement of Operations.)

Restructuring Plan

        Over the past few years, the Company implemented various restructuring plans. Restructuring charges recognized in 2000 and 1999 were $1.9 million and $14.4 million, respectively. The components of the charges included costs incurred for involuntary employee severance, facility closure costs associated with closing of marginally profitable office locations, and costs to cease certain operating activities. Employee severance costs reflected a 25% personnel reduction or approximately 250 employees of the Company's wholly owned North American operations and lesser percentage reductions in international operations. Facility closure and related costs included disposal costs of equipment, lease restructuring payments, brokers fees and lease termination costs.

        Restructuring initiatives undertaken as part of the 1999 and 1998 plans were largely completed prior to December 31, 1999, consistent with the Corporation's original plans and intentions. While related actions were originally intended to improve the Company's competitive position, there were no assurances as to their ultimate success or that additional restructuring actions would not be required. This type of restructuring activity, for periods prior to the Company's filing Chapter 11 on June 9, 2000, has been summarized as Restructuring Charges on the Consolidated Statement of Operations during the years ended December 31, 2000 and 1999 and consisted of the following:

	Balance January 1,	Provisions	Uses	Balance December 31,
2000
Facility downsizing/consolidation	$355	$1,915	$2,270	$—

	$355	$1,915	$2,270	$—

1999
Severance	$4,499	$2,211	$6,710	$—
Investment/goodwill impairments	—	3,855	3,855	—
Debt restructuring activities	—	3,690	3,690	—
Divestiture activities	700	1,335	2,035	—
Contingency settlements	—	1,893	1,893	—
Facility downsizing/consolidation	855	1,400	1,900	355

	$6,054	$14,384	$20,083	$355

Divestitures and Acquisitions

        Divestitures: Pursuant to a restructuring plan, the Company divested of several operating units in 1999 and 2000. The intention to divest of certain operating units qualified the related units as discontinued operations for financial reporting purposes.

  •
  The Engineering & Construction Group's Sale of the Infrastructure and Facilities Division: The Bankruptcy Court approved the sale of the Infrastructure and Facilities line of business on July 17, 2000. On July 28, 2000, Kaiser completed the sale of its Infrastructure and Facilities line of business, which provided engineering services to clients around the world in the transit and transportation, facilities management, water/wastewater treatment, and microelectronics and clean technology sectors. In this transaction, substantially all of the assets of this business were sold to Tyco Group S.A.R.L., the Earth Tech unit of Tyco International Ltd., for a cash purchase price of $30 million.

  •
  The Engineering & Construction Group's Sale of the Metals, Mining and Industry Division: The Bankruptcy Court approved the sale of the Metals, Mining and Industry line of business on August 17, 2000. Effective as of August 18, 2000, the Company completed the sale of its Metals, Mining and Industry line of business, which provided engineering services to clients around the world in the alumina/aluminum, iron and steel, and mining industry sectors. In this transaction, substantially all of the assets of this business were sold to Hatch Associates, Inc., a subsidiary of The Hatch Group of Canada, for a cash purchase price of $7.0 million.

  •
  In 2000, the Company recognized a pretax loss for financial reporting purposes of approximately $(0.7) million. After adjusting this loss for items that are not deductible for federal income tax purposes, such as associated goodwill and intangible asset write-offs totaling $19.2 million, the transactions resulted in income tax expense of approximately $7.0 million, resulting in a total loss after tax for financial reporting purposes of approximately $(7.7) million from the collective sales.

  •
  Environment and Facilities Management Group ("EFM"): On April 9, 1999, the Company sold the majority of the active contracts and investments, and transferred a substantial number of employees of EFM to IT Group, Inc. ("IT") for a cash purchase price of $82.0 million, less $8.0 million retained by IT for EFM's working capital requirements. Contracts that were not sold to IT were completed by the Company as of December 31, 1999. Net of income tax expense of $24.5 million, the Company recognized a gain of $12.0 million from the sale.

  •
  Consulting Group: On June 30, 1999, the Company sold 90% of its Consulting Group (the "Consulting Group") to CM Equity Partners, L.P. and the Consulting Group's management for $64.0 million in cash and $6.6 million in interest bearing notes. The Company retained 10% ownership (Note 7) in the new and independent consulting company, now known as ICF Consulting Group, Inc. Net of income tax expense of $11.2 million, the Company recognized a gain of $30.3 million from that sale.

        The operating results of the E&C, EFM and Consulting Groups prior to divestiture have been segregated from the Predecessor Company's continuing operations and are reported as a separate line item on the Statement of Operations for all periods presented. Details of the net operating results are as follows:

	2000	1999
Gross Revenue	$158,724	$311,382
Subcontracts and materials	(97,210)	(154,098)
Provision for contract losses	—	—
Equity in net income of unconsolidated affiliates	1,275	4,480

Service Revenue	62,789	161,764
Operating Expenses:
Direct Labor and fringe	40,606	94,029
General and administrative	23,225	67,094
Depreciation & amortization	1,030	2,619

Operating (Loss)	(2,072)	(1,978)
Income tax benefit (expense)	(894)	(4,135)

(Loss) from discontinued operations	$(2,966)	$(6,113)

        The segment operating results include all activities that had sole direct benefit to the respective segment. Operating activities that are deemed to benefit more than one segment were managed by the Company and were not allocated to the segments. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

        Sale of EDA, Inc. (EDA): Additionally, in August of 1999, the Company sold the majority of the active contracts and transferred selected assets and liabilities associated with this business to Railplan International, Inc. for approximately $1.2 million in cash. The Company recognized a book loss of $2.2 million, net of income tax of $0.1 million, primarily as a result of the write- off of goodwill associated with this entity, which comprises a portion of the total gain on sale of discontinued operations on the Consolidated Statement of Operations.

        Acquisitions: In December, 1999, the Company and the non-employee former shareholders of ICT Spectrum agreed to amend the applicable agreements in a manner that had the result of reducing the amount of the taxable gain created by former shareholder- employees' involuntary departures from the Company. As permitted by the agreement, the shareholders agreed to allow the Company to retain some of the vested shares as payment of the income tax withholding in lieu of cash. In total, the Company retained 255,669 shares and recorded the transaction as a $1.37 million reduction of goodwill and paid-in-capital.

Receivables

        Receivables as of December 31, 2000 consisted of $3.1 million currently due less an allowance of $1.4 million.

        Certain former members of senior management had notes outstanding to the Company for which 396,849 shares of the Company's common stock served as the primary collateral, accordingly the notes were presented as a reduction of total stockholder's equity. The remaining management with such notes left the employment of the Company in 1999 and the related amounts of note principal in excess of the then fair market values of the collateral shares totaling $638,000 were expensed in 1999.

Debt History

        On December 18, 2000, the effective date of the Company's Plan, the $125.0 million in outstanding Senior Subordinated Notes, plus accrued interest at 13% thereon from January 1 to June 9, 2000,

became an Allowed Class 4 Claim in Old Kaiser's bankruptcy. The Plan provided that the Indenture for the Senior Subordinated Notes was cancelled as of the Plan effective date. Therefore, as of December 18, 2000, the Senior Subordinated Notes no longer represented a debt obligation of Old Kaiser.

        Also, during 2000, the holders of the Senior Subordinated Notes were offered the opportunity to have a right to "put" their New Preferred Stock (expected to be received pursuant to their claim and the terms of the Company's Plan or Reorganization) to Kaiser Government Programs, Inc. (the indirect 100% owner of Old Kaiser's 50% interest in Kaiser-Hill Company LLC) ("KGP"). This opportunity was offered in exchange for the surrender of any remaining rights held by holders of the Senior Subordinated Notes as of August 14, 2000 under a guarantee previously issued by KGP. The exchange offer by KGP expired on November 15, 2000, and the holders of $124,303,000, or 99.4%, principal amount of the Senior Subordinated Notes accepted the exchange offer.

        As of December 31, 2000, outstanding Old Subordinated Notes represented the right to receive (1) cash, New Preferred Stock and New Common Stock distributable under the Plan and (2) to the extent the holder of an Old Subordinated Note accepted the KGP exchange offer, or is a direct or indirect transferee from a holder of Old Subordinated Notes who accepted the KGP exchange offer, the appropriate number of KGP put rights. The carrying value of unamortized issuance costs and original issue discount of $1.4 million and $1.3 million, respectively, at December 18, 2000 were written off as part of the extraordinary gain of $124.5 million recognized from the debt forgiveness in bankruptcy.

        Background to the Debt Restructuring: Given significant uncertainties beginning in 1998, relative to the costs of completing the large fixed price projects that worsened the Company's financial condition beginning in 1998 and the inability to finitely determine the impact of the losses on the Company's liquidity and financing sources, management immediately pursued options for additional financing sources and flexibility. In addition to seeking a replacement working capital facility, the Company's Board of Directors also began considering and pursuing other strategic alternatives, including, but not limited to, the sale of portions of the Company. On December 18, 1998, the Company successfully entered into a new revolving credit facility (the Revolver) which offered cash borrowings and letters of credit up to an aggregate of $60 million. Proceeds totaling $25,000,000 from the Revolver were used to repay all outstanding amounts from the former revolving credit facility and the Company wrote off the unamortized balance of the capitalized costs related to the debt facility and recognized an extraordinary charge of $1.1 million, net of tax of $0.5 million.

        After obtaining the Revolver, the Company again increased the estimate of the total nitric acid projects cost overruns it expected to incur by an additional $19 million. This unanticipated material adverse change to the Company's financial condition triggered a technical event of default pursuant to the Revolver's terms. On April 9, 1999, the Company completed the sale of its EFM Group and used $36 million of the sale proceeds to extinguish the outstanding Revolver cash borrowings. The remaining applicable terms of the Revolver, essentially letter of credit provisions, expired on June 30, 1999—concurrent with the Company's completion of the sale of its Consulting Group. A charge of $0.8 million, net of income taxes of $0.5 was recognized for the write off of the unamortized balance of capitalized costs incurred to originally obtain the facility. Also in connection with the expiration of the Revolver, the Company was required to use $10.0 million of the asset sale proceeds to collateralize certain contract performance guarantee letters of credit that had been outstanding under the expired facility.

        On October 9, 1999, the Company used proceeds from completed asset sales to repurchase $14.0 million of its $15.0 million in outstanding Senior Notes for 88% of their face value. The Company also paid the accrued interest on the repurchased notes. After adjusting the amount of the repurchase discount by the write off of the unamortized issue discount on the notes and the unamortized balance of capitalized costs incurred to originally issue the notes, the net gain on the repurchase was $0.2 million after related income taxes of $0.1 million.

        Consummation of an approved debt restructuring plan (detailed elements of the debt restructuring plan are more fully described in Amendment No. 3 to the Form S-4 Registration Statement filed with the Securities and Exchange Commission on October 1, 1999) remained conditioned on the Company's ability to obtain a new bank revolving credit facility satisfactory to the Company and an unofficial committee of the Senior Subordinated Noteholders. The proposals ultimately received from potential lenders did not provide the Company with the necessary level of liquidity and contained provisions that were not compatible with the Company's short and long-term operating needs. Therefore, based on the inability to obtain an acceptable credit facility and on continued financial underperformance of its E&C Group, on December 31, 1999, the Company paid the scheduled interest payment on the $126.0 million in remaining notes and announced that it would delay implementation of the proposed debt restructuring and re-open negotiations with its noteholders and potential lenders regarding modifications to the debt restructuring plan. On June 9, 2000, the Company voluntarily filed for Chapter 11 protection (See Note 1).

        Original Terms of Senior Notes: The 12% Senior Notes (Senior Notes) were due in 2003. Each note unit consisted of $1,000 principal amount of 12% Senior Notes, and 7 warrants, each to purchase one share of the Company's common stock at an exercise price of $2.30 per share. The warrants contained certain anti-dilution provisions and expired on December 31, 1999. On December 31, 1999, 28,000 warrants were exercised for proceeds totaling $64,400.

        Original Terms of Senior Subordinated Notes: The Senior Subordinated Notes consist of 1,000 units, each consisting of $1,000 principal amount and 4.8 warrants, each to purchase one share of the Company's common stock at an exercise price of $5.00 per share. The warrants expired on December 31, 1998. The Company's obligations under the Subordinated Notes were subordinate to its obligations under the Senior Notes and revolving credit facilities, if any.

        Interest payments were due semiannually on the Senior Notes and the Subordinated Notes (collectively, the Notes). Interest accrued at 13% during 1999 and through to June 9, 2000 as the Company did not achieve and maintain a specified level of earnings. The indentures governing the Notes contained business and financial covenants, including restrictions on additional indebtedness, dividends, acquisitions and certain types of investments, and asset sales.

Building Investment

        With the intent of significantly restructuring fixed operating leases for the Company's corporate headquarters, the Company paid $1.5 million on November 12, 1997, for a 4% ownership interest in a limited liability company (the LLC) that leased the land and owns the buildings leased primarily by the Company for its corporate headquarters. The Company was committed to make additional annual capital contributions to the LLC totaling $600,000 during each of the first three years and $700,000 during each of the fourth through ninth years of the LLC. The ownership in the LLC was to have increased to 16% in fixed annual 2.4% increments in each of the eleventh through fifteenth years of the agreement. Transaction costs totaling $1.7 million were capitalized and amortized over the estimated 15-year life of the LLC.

        Effective October 28, 2000, the Company amended the terms of the building investment agreement assigning all subleases to the LLC, discontinuing all leased space except for month-to-month on a significantly reduced portion of space, eliminating future capital contributions and fixing the maximum amount of the potential future recovery of the investment to $2.8 million at whatever time as the property is sold or refinanced. Simultaneous with this modification, the remaining carrying value of the unamortized transaction costs associated with the original investment of $1.3 million were written-off as a Reorganization Item due to their impairment.

Leases

        The Company divested of the majority of its lease commitments during the year ended December 31, 2000. Total rent expense for all operating leases was $11,022,000 and $27,407,000 for the years ended December 31, 2000 and 1999, respectively. Sublease rental income was $3,296,000 and $7,161,000 for the years ended December 31, 2000 and 1999, respectively.

Benefits and Compensation Plans

        Historically, the Company sponsored several retirement benefit plans covering substantially all employees who met minimum length of service requirements. These plans included a defined- contribution retirement plan that provided for contributions by the Company based on a percentage of covered compensation, and a 401(k) Plan that allowed employees to defer portions of their salary, subject to certain limitations. Total expense for these plans for the years ended December 31, 2000 and 1999, was $791,000 and $3,880,000, respectively.

        In 2001, the Company discontinued the majority of its previously sponsored employee benefit plans. In addition, all previous common stock-based benefit plans were terminated on December 18, 2000 pursuant to the terms of the Company's Plan of Reorganization (any common stock previously reserved for issuance upon exercises of any of the following plan benefits has also been cancelled). A summary of the previously active plans is as follows:

        Employee Stock Purchase Plan: The Company's Stock Purchase Plan provided for the sale of up to 2.0 million shares of old common stock to all eligible employees. Employees could elect to withhold up to 10% of annual base earnings for the purchase of the Company's old common stock. Options to purchase shares of old common stock were offered quarterly with a purchase price equal to 90% of the lower of the closing market price on the first trading day of the month preceding the quarter or the last trading day of the quarter. During the year ended December 31, 1999, 70,208 shares were sold under the plan. Operation of the Stock Purchase Plan was suspended effective March 31, 1999.

        Fixed Stock Option Plans: The Stock Incentive Plan ("Incentive Plan") provided for the issuance of options to purchase the Company's old common stock and the issuance of stock appreciation rights or restricted shares of common stock. All outstanding options not exercised prior to December 18, 2000 (the "Effective Date") were cancelled.

        On February 28, 1997, the Board of Directors adopted the Non-Employee Directors Compensation and Phantom Stock Plan under which non-employee directors are given phantom stock awards ("PSA's"). In lieu of option grants, each non- employee director of the Company were granted a PSA equal to $20,000 worth of common stock on the date of grant. Three years after the PSA grant, the Company would pay each non-employee director, in cash, the value of the shares to which the PSA relates. Any increases in value of the PSA after the date of grant and prior to the cash payment were expensed in the period of the value increase. No PSA's were granted during 2000. No amounts have ever been nor will ever be paid relative to maturing PSA's. PSA's granted in 1999 totaled 388,892 with initial share values of $0.36. No expense was associated with this plan in 1999.

        There was no stock option activity under any of the above plans during the year 2000. A summary of stock option activity under all option plans for 1999 is as follows:

	Shares	Option Price	Weighted-Average Exercise Price
Balance, January 1, 1999	3,010,202	$1.24 to $2.42	$2.62
Granted	10,000	$1.41	$1.41
Expired	(629,422)	$1.90 to $4.39	$3.17
Exercised	—		$—

Balance, December 31, 1999.	2,390,780	$1.24 to $4.41	$2.46

        Options exercisable at December 31, 1999 totaled 1,412,808. The following is a summary of fixed stock options outstanding at December 31, 1999 (* denotes "less than"):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contract Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
*$1.90	569,762	2.6 years	$1.34	400,417	$1.35
$1.90 to $2.50	1,183,285	3.0 years	$2.30	427,017	$2.18
$2.51 to $3.50	126,347	2.1 years	$2.91	75,175	$2.92
$3.51 to $4.41	511,386	0.9 years	$4.02	510,199	$4.02

        Pro Forma Compensation Cost: Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation (SFAS No. 123), encourages companies to adopt a fair value method of accounting for employee stock options and similar equity instruments. The fair value method requires compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. As alternatively provided by SFAS No. 123, however, the Company elected to provide pro forma fair value disclosures for stock-based compensation. Accordingly, had compensation cost been recognized for awards granted under the Company's stock plans during the years ended December 31, 1999 the pro-forma net income (loss) would have been $(6.1) million, $(0.26) per share. The per share amount reflects both basic and diluted earnings per share.

        The fair value of each option grant under the fixed-price option plans and the fair value of the employees' purchase rights under the employee stock purchase plan were estimated on the date of grant for pro forma computations using the Black-Scholes option-pricing model. The dividend yield was assumed to be zero for 1999. The assumptions used to derive the weighted-average fair value of grants made during the year ended December 31, 1999 were as follows:

Assumptions	Fixed Stock Option Plan:	Employee Stock Purchase Plan:
Volatility	128.3%	128.3%
Risk-free interest rate	5.5%	5.1%
Expected lives	5.0 years	0.3 years
Fair value of grants at date of grant	$1.22	$0.05

18.    Partial Subsidiary Guarantor Information (Unaudited).

        The Company as presented below (Parent and Non-Guarantor Subsidiaries) represents the Company exclusive of Kaiser Government Programs, Inc, which will be the partial subsidiary guarantor of the 8 1/4% Senior Notes due 2007 proposed to be issued.

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2001
(In thousands)

	Parent and Non-Guarantor Subsidiaries	Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
Assets
Current Assets
Cash and cash equivalents	$8,848	$—	$—	$8,848
Restricted cash and cash equivalents	15,844	—	—	15,844
Marketable securities available for sale	6,489	—	—	6,489
Intercompany receivables, net	(25,842)	25,842	—	—
Prepaid expenses and other current assets	1,843	—	—	1,843
Net assets of discontinued operations	6,000	—	—	6,000

Total Current Assets	13,182	25,842	—	39,024

Other Assets
Investment in and advances to affiliates	60,875	25,280	(56,926)	29,229
Notes receivable	6,550	—	—	6,550
Deferred tax assets	5,785	—	—	5,785
Other long-term assets	303	—	—	303

	73,513	25,280	(56,926)	41,867

Total Assets	$86,695	$51,122	$(56,926)	$80,891

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$730	$—	$—	$730
Accrued salaries and benefits	7,482	—	—	7,482
Other accrued expenses	4,767	—	—	4,767
Preferred stock dividend payable	731	—	—	731
Income taxes payable	1,340	—	—	1,340

Total Current Liabilities	15,050	—	—	15,050
Commitments and Contingencies
Preferred stock	62,481	—	—	62,481
Common Stock	6,882	1	(6,867)	16
Capital in excess of par	50,114	—	(42,167)	7,947
Accumulated Earnings (Deficit)	(48,186)	51,121	(7,892)	(4,957)
Accumulated other comprehensive (loss) income	354	—	—	354

Total Liabilities and Shareholders' Equity	$86,695	$51,122	$(56,926)	$80,891

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
Year Ended December 31, 2001
(In thousands)

	Parent and Non-Guarantor Subsidiaries	Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
Gross Revenue	$—	$—	$—	$—
Subcontract and direct material costs	—	—	—	—

Service Revenue	—	—	—	—
Operating Expenses
Administrative expenses	9,692	—	—	9,692
Impairment charge	1,100	—	—	1,100

Operating Income (Loss)	(10,792)	—	—	(10,792)
Other Income (Expense)
Equity income in earnings of affiliate	6,922	11,518	(6,922)	11,518
Gain on stock demutualization	5,856	—	—	5,856
Interest income	1,075	—	—	1,075

Income (Loss) From Continuing Operations
Before Income Tax	3,061	11,518	(6,922)	7,657
Income tax (expense) benefit	2,179	(4,596)	—	(2,417)

Income (Loss) From Continuing Operations	5,240	6,922	(6,922)	5,240
Loss from discontinued operations (net of tax)	(10,197)	—	—	(10,197)

Net Income (Loss)	$(4,957)	$6,922	$(6,922)	$(4,957)

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended December 31, 2001
(In thousands)

	Parent and Non-Guarantor Subsidiaries	Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
Net Cash Provided by (Used in) Operating Activities	$(5,417)	$(7,900)	$—	$(13,317)

Investing Activities
Distributions from 50% owned affiliate	—	7,900	—	7,900
Proceeds from sale of stock	—	—	—	—

Net Cash Provided by (Used in) Investing Activities	—	7,900	—	7,900

Financing Activities
Release of restricted cash	802	—	—	802
Establishment of cash reserve for unresolved claims	(12,331)	—	—	(12,331)
Distribution to allowed class 4 claim holders	(13,065)	—	—	(13,065)
Repurchase of New common stock pursuant to buy back	(125)	—	—	(125)
Payment of preferred stock dividends	(2,360)	—	—	(2,360)

Net Cash Provided by (Used in) Financing Activities	(27,079)	—	—	(27,079)

Increase (Decrease) in Cash and Cash Equivalents	(32,496)	—	—	(32,496)
Cash and Cash Equivalents at Beginning of Period	41,344	—	—	41,344

Cash and Cash Equivalents at End of Period	$8,848	$—	$—	$8,848

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2000
(In thousands)

	Parent and Non-Guarantor Subsidiaries	Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
Assets
Current Assets
Cash and cash equivalents	$41,344	$—	$—	$41,344
Restricted cash and cash equivalents	16,190	—	—	16,190
Contract Receivables, net	1,692	—	—	1,692
Intercompany receivables, net	(33,188)	33,188	—	—
Prepaid expenses and other current assets	2,861	—	—	2,861
Net assets of discontinued operations	10,712	—	—	10,712

Total Current Assets	39,611	33,188	—	72,799

Other Assets
Investment in and advances to affiliates	86,858	21,643	(81,809)	26,692
Notes receivable	6,550	—	—	6,550
Deferred tax assets	—	—	—	—
Other long-term assets	127	—	—	127

	93,535	21,643	(81,809)	33,369

Total Assets	$133,146	$54,831	$(81,809)	$106,168

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and other accrued expenses	$2,367	$—	$—	$2,367
Accrued salaries and benefits	9,148	—	—	9,148
Other accrued expenses	6,848	—	—	6,848
Preferred stock dividend payable	—	—	—	—
Income taxes payable	305	—	—	305

Total Current Liabilities	18,668	—	—	18,668
Commitments and Contingencies
Preferred stock	—	—	—	—
Common Stock	9,411	1	(9,178)	234
Capital in excess of par	145,159	—	(57,893)	87,266
Accumulated Earnings (Deficit)	(40,092)	54,830	(14,738)	—
Treasury stock	—	—	—	—
Accumulated other comprehensive (loss) income	—	—	—	—

Total Liabilities and Shareholders' Equity	$133,146	$54,831	$(81,809)	$106,168

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
Year Ended December 31, 2000
(In thousands)

	Parent and Non-Guarantor Subsidiaries	Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
Gross Revenue	$—	$271,385	$—	$271,385
Subcontract and direct material costs	—	(195,367)	—	(195,367)

Service Revenue	—	76,018	—	76,018
Operating Expenses
Administrative expenses	10,130	64,197	—	74,327
Restructuring charges	1,915	—	—	1,915

Operating Income (Loss)	(12,045)	11,821	—	(224)
Other Income (Expense)
Equity income in earnings of affiliate	10,218	4,218	(10,218)	4,218
Interest income	1,819	205	—	2,024
Interest expense	(7,727)	(27)	—	(7,754)

Income (Loss) From Continuing Operations Before Reorganization Items, Income Tax Minority interest and Extraordinary Items	(7,735)	16,217	(10,218)	(1,736)
Reorganization Items	8,611	—	—	8,611

Income (Loss) From Continuing Operations Before Income Tax, Minority Interest and Extraordinary Items	876	16,217	(10,218)	6,875
Income tax (expense) benefit	39,521	—	—	39,521

Income (Loss) From Continuing Operations Before Minority Interest and Extraordinary Items	40,397	16,217	(10,218)	46,396
Minority Interest	—	(5,999)	—	(5,999)

Income (Loss) From Continuing Operations Before Extraordinary Items	40,397	10,218	(10,218)	40,397
Loss from discontinued operations (net of tax)	(2,966)	—	—	(2,966)
Gain (Loss) on sales of discontinued operations, net of tax	(7,669)	—	—	(7,669)

Income (Loss) Before Extraordinary Items	29,762	10,218	(10,218)	29,762
Extraordinary items, net of tax	124,542	—	—	124,542

Net Income (Loss)	$154,304	$10,218	$(10,218)	$154,304

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended December 31, 2000
(In thousands)

	Parent and Non-Guarantor Subsidiaries	Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
Net Cash Provided by (Used in) Operating Activities	$(360)	$(5,050)	$—	$(5,410)

Investing Activities
Sales of subsidiaries	29,766	—	—	29,766
Distributions from 50% owned affiliate	—	5,050	—	5,050
Effect on cash resulting from deconsolidation of 50% owned investment	(5,243)	—	—	(5,243)
Net cash used in investing activities of discontinued operations	(153)	—	—	(153)

Net Cash Provided by (Used in) Investing Activities	24,370	5,050	—	29,420

Financing Activities
Distribution of income to minority interest	(8,250)	—	—	(8,250)
Change in collaterialized letters of credit	193	—	—	193
Extinguishment of Senior Notes	(1,000)	—	—	(1,000)

Net Cash Provided by (Used in) Financing Activities	(9,057)	—	—	(9,057)

Increase (Decrease) in Cash and Cash Equivalents	14,953	—	—	14,953
Cash and Cash Equivalents at Beginning of Period	26,391	—	—	26,391

Cash and Cash Equivalents at End of Period	$41,344	$—	$—	$41,344

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 1999
(In thousands)

	Parent and Non-Guarantor Subsidiaries	Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
Assets
Current Assets
Cash and cash equivalents	$21,148	$5,243	$—	$26,391
Restricted cash and cash equivalents	16,386	—	—	16,386
Contract receivables, net	52,566	105,753	—	158,319
Intercompany receivables, net	(20,463)	20,463	—	—
Prepaid expenses and other current assets	5,346	4	—	5,350

Total Current Assets	74,983	131,463	—	206,446

Fixed Assets
Furniture, equipment, and leaseholds	14,224	—	—	14,224
Less: Depreciation and amortization	(11,403)	—	—	(11,403)

	2,821	—	—	2,821

Other Assets
Goodwill, net	17,581	—	—	17,581
Investment in and advances to affiliates	115,686	1	(105,647)	10,040
Notes receivable	6,550	—	—	6,550
Capitalized software development costs	1,601	—	—	1,601
Other long-term assets	7,937	587	—	8,524

	149,355	588	(105,647)	44,296

Total Assets	$227,159	$132,051	$(105,647)	$253,563

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$28,743	$90,813	$—	$119,556
Accrued salaries and benefits	12,532	14,717	—	27,249
Other accrued expenses	26,921	—	—	26,921
Deferred revenue	9,015	—	—	9,015
Income taxes payable	6,597	—	—	6,597

Total Current Liabilities	83,808	105,530	—	189,338
Long-term debt	124,218	—	—	124,218
Other	7,577	—	—	7,577

Total Liabilities	215,603	105,530	—	321,133

Commitments and Contingencies
Minority Interest	—	2,333	—	2,333
Common Stock	12,590	—	(12,353)	237
Capital in excess of par	157,240	—	(83,597)	73,643
Accumulated Earnings (Deficit)	(155,172)	24,188	(9,697)	(140,681)
Accumulated other comprehensive (loss) income	(3,102)	—	—	(3,102)

Total Liabilities and Shareholders' Equity	$227,159	$132,051	$(105,647)	$253,563

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
Year Ended December 31, 1999
(In thousands)

	Parent and Non-Guarantor Subsidiaries	Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
Gross Revenue	$—	$643,044	$—	$643,044
Subcontract and direct material costs	—	(456,188)	—	(456,188)

Service Revenue	—	186,856	—	186,856
Operating Expenses
Administrative expenses	8,909	176,728	—	185,637
Depreciation	3,290	89	—	3,379
Restructuring charges	14,384	—	—	14,384

Operating Income (Loss)	(26,583)	10,039	—	(16,544)
Other Income (Expense)
Equity income in earnings of affiliate	5,182	—	(5,182)	—
Interest income	1,810	539	—	2,349
Interest expense	(20,853)	(212)	—	(21,065)

Income (Loss) From Continuing Operations Before Income Tax, Minority Interest and Extraordinary Items	(40,444)	10,366	(5,182)	(35,260)
Income tax (expense) benefit	1,150	—	—	1,150

Income (Loss) From Continuing Operations Before Minority Interest and Extraordinary Items	(39,294)	10,366	(5,182)	(34,110)
Minority Interest	—	(5,184)	—	(5,184)

Income (Loss) From Continuing Operations Before Extraordinary Items	(39,294)	5,182	(5,182)	(39,294)
Loss from discontinued operations (net of tax)	(6,113)	—	—	(6,113)
Gain (Loss) on sales of discontinued operations, net of tax	40,083	—	—	40,083

Income (Loss) Before Extraordinary Items	(5,324)	5,182	(5,182)	(5,324)
Extraordinary items, net of tax	(600)	—	—	(600)

Net Income (Loss)	$(5,924)	$5,182	$(5,182)	$(5,924)

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended December 31, 1999
(In thousands)

	Parent and Non-Guarantor Subsidiaries	Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
Net Cash Provided by (Used in) Operating Activities	$(64,354)	$4,899	$—	$(59,455)

Investing Activities
Sales of subsidiaries	145,041	—	—	145,041
Purchases of fixed assets	(2,113)	—	—	(2,113)
Net cash used in investing activities of discontinued operations	(4,941)	—	—	(4,941)

Net Cash Provided by (Used in) Investing Activities	137,987	—	—	137,987

Financing Activities
Borrowings under revolving credit facility	61,855	—	—	61,855
Principal payments on revolving credit facility	(92,584)	—	—	(92,584)
Change in cash collateralized letters of credit	(12,595)	—	—	(12,595)
Extinguishment of Senior Notes	(12,320)	—	—	(12,320)
Distribution of income to minority interest	—	(3,300)	—	(3,300)
Change in book overdraft	(8,395)	—	—	(8,395)

Net Cash Provided by (Used in) Financing Activities	(64,039)	(3,300)	—	(67,339)

Effect of Exchange Rate Changes on Cash	(69)	—	—	(69)

Increase (Decrease) in Cash and Cash Equivalents	9,525	1,599	—	11,124
Cash and Cash Equivalents at Beginning of Period	11,623	3,644	—	15,267

Cash and Cash Equivalents at End of Period	$21,148	$5,243	$—	$26,391

Kaiser-Hill Company, LLC
and Subsidiary

Consolidated Financial Statements as of December 31, 2001 and 2000
and for each of the three years in the period ended December 31, 2001 together with Report of Independent Public Accountants

Report of Independent Public Accountants

To the Members of
Kaiser-Hill Company, LLC:

        We have audited the accompanying consolidated balance sheets of Kaiser-Hill Company, LLC (a Colorado limited liability company) (the "Company") and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, members' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements and the supplementary consolidating information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and supplementary consolidating information based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kaiser-Hill Company, LLC and Subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information contained in Schedules I and II is presented for purposes of additional analysis of the consolidated financial statements, rather than to present the financial position and the results of operations and cash flows of the individual companies. This information has been subjected to the auditing procedures applied in our audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Arthur Andersen LLP

Denver, Colorado
January 25, 2002

KAISER-HILL COMPANY, LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
as of December 31, 2001 and 2000
(amounts in thousands of dollars)

	2001	2000
Assets
Current assets:
Cash and cash equivalents	$19,448	$7,177
Current portion of contract receivables	114,380	124,931
Due from employees	114	22
Prepaids and other current assets	2,114	355

Total current assets	136,056	132,485
Contract receivables, net of current portion	17,099	—
Deferred financing costs, net of accumulated amortization of $183 and $95, respectively	342	430

	$153,497	$132,915

Liabilities and Members' Equity
Current liabilities:
Accounts payable and payables to subcontractors	$94,708	$101,444
Current portion of employee incentive plan	9,300	—
Accrued vacation	11,581	9,627
Accrued salaries and employee benefits	8,780	14,292
Payable to Members	1,008	516
Line of credit	—	6,000

Total current liabilities	125,377	131,879
Employee incentive plan, net of current portion	12,800	—

	138,177	131,879
Contingencies (Note 7)
Members' equity	15,320	1,036

	$153,497	$132,915

The accompanying notes are an integral part of these consolidated financial statements.

KAISER-HILL COMPANY, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 2001, 2000 and 1999
(amounts in thousands of dollars)

	2001	2000	1999
Gross revenue	$718,788	$673,751	$646,398
Subcontractor costs and direct material costs	(417,180)	(417,203)	(456,015)

Service revenue	301,608	256,548	190,383
Direct cost of service and overhead	(271,977)	(236,671)	(176,898)

Operating income	29,631	19,877	13,485
Other income (expense):
Interest income	569	669	539
Interest expense	(116)	(110)	(385)

Net income before cumulative effect of adoption of a new accounting principle	30,084	20,436	13,639
Cumulative effect of adoption of a new accounting principle (Note 2)	—	—	(839)

Net income	$30,084	$20,436	$12,800

The accompanying notes are an integral part of these consolidated financial statements.

KAISER-HILL COMPANY, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
for the years ended December 31, 2001, 2000 and 1999
(amounts in thousands of dollars)

	Kaiser KH Holdings, Inc.	CH2M Hill Constructors, Inc.	Total
Members' equity, December 31, 1998	$500	$500	$1,000
Net income	6,400	6,400	12,800
Distributions	(3,300)	(3,300)	(6,600)

Members' equity, December 31, 1999	3,600	3,600	7,200
Net income	10,218	10,218	20,436
Distributions	(13,300)	(13,300)	(26,600)

Members' equity, December 31, 2000	518	518	1,036
Net income	15,042	15,042	30,084
Distributions	(7,900)	(7,900)	(15,800)

Members' equity, December 31, 2001	$7,660	$7,660	$15,320

The accompanying notes are an integral part of these consolidated financial statements.

KAISER-HILL COMPANY, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2001, 2000 and 1999
(amounts in thousands of dollars)

	2001	2000	1999
Cash flows from operating activities:
Net income	$30,084	$20,436	$12,800
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of adoption of a new accounting principle	—	—	839
Amortization	88	88	172
Changes in assets and liabilities:
(Increase) decrease in contract receivables	(6,548)	(17,664)	17,085
Increase in due from employees	(92)	(22)	—
Decrease in receivable from Member	—	—	396
Increase in prepaids and other current assets	(1,759)	(355)	—
(Decrease) increase in accounts payable and payables to subcontractors	(6,736)	10,972	(24,741)
Increase in employee incentive plan	22,100	—	—
(Decrease) increase in other accrued expenses	(3,558)	9,202	2,051
Increase (Decrease) in payable to Members	492	(216)	(10)

Net cash provided by operating activities	34,071	22,441	8,592

Cash flows from financing activities:
Distributions to Members	(15,800)	(26,600)	(6,600)
Payment of financing costs	—	—	(300)
Proceeds from credit facility	29,900	42,000	—
Payments on credit facility	(35,900)	(36,000)	—

Net cash used in financing activities	(21,800)	(20,600)	(6,900)

Net increase in cash and cash equivalents	12,271	1,841	1,692
Cash and cash equivalents, beginning of year	7,177	5,336	3,644

Cash and cash equivalents, end of year	$19,448	$7,177	$5,336

Supplemental cash flow information:
Cash paid for interest	$28	$22	$212

Supplemental noncash financing activity:
Accrued financing costs	$—	$—	$225

The accompanying notes are an integral part of these consolidated financial statements.

KAISER-HILL COMPANY, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization

        Kaiser-Hill Company, LLC (the "Company") was formed on October 24, 1994. The principal business of the Company is to procure, execute, deliver, and perform under a contract with the Department of Energy ("DOE") to manage the programs and operate the DOE facilities at Rocky Flats Environmental Technology Site ("RFETS") in Golden, Colorado. The mission of the RFETS is directed toward cleanup, deactivation, and preparation for decontamination and disposition of these DOE facilities.

        The Company is a limited liability company owned equally by Kaiser KH Holdings, Inc., a wholly owned subsidiary of Kaiser Group Holdings, Inc. (formerly known as Kaiser Group International, Inc.) ("Kaiser"), and CH2M Hill Constructors, Inc., an indirect wholly owned subsidiary of CH2M Hill Companies, Ltd. ("CH2M Hill") (collectively, the "Members"). Net profits and/or losses and distributions thereof are allocated equally to the Members.

        At December 31, 2001, the Company employed 1,480 hourly workers and 528 salaried workers. Approximately 88% of the hourly employees are represented by United Steel Workers of America (the "Union") under a collective bargaining agreement which expires on January 15, 2007.

        On January 24, 2000, the Company and the DOE entered into a new contract effective February 1, 2000. The new contract is in effect until the physical completion of the Rocky Flats Closure Project including closure, disposal of nuclear material, demolition of facilities, environmental remediation, waste disposal, infrastructure and general site operations. Under the new contract, the Company has the opportunity to earn fee if the total costs incurred are below the contract target cost or the completion of the site closure is before March 31, 2007. In addition, the Company can lose fee if the costs exceed an amount equal to $200 million above the contract target cost or the site closure is after March 31, 2007. The modified maximum and minimum fee available to be earned by the Company through the date of closure is $460.6 million and $150.2 million, respectively.

2.    Significant Accounting Policies

  Principles of Consolidation

        The consolidated financial statements include the Company and its wholly owned subsidiary Kaiser-Hill Funding Company, LLC. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

  Revenue Recognition

        Under the previous contract, revenue was recognized using the percentage of completion method whereby revenue was accrued in an amount equal to cost plus management's best estimate of base fee, performance based incentive fees and cost reduction proposal fees to be received.

        Under the new contract, revenue is recognized using the percentage of completion method whereby revenue is accrued in an amount equal to cost plus management's best estimate of fees. Fees are estimated based on projected total contract costs and site closure date. The Company continually monitors its progress towards the completion dates and its estimated costs at completion and will modify its estimates of earnings as needed. Changes in these estimates could have a significant effect on future earnings of the Company.

  Statements of Cash Flows

        For purposes of the statements of cash flows, the Company considers cash in checking and short-term investments with original maturities of three months or less to be cash and cash equivalents.

        The Company maintains its cash accounts primarily with banks located in Colorado, New York and Washington D.C. Cash balances are insured by the FDIC up to $100,000 per bank and cash equivalents are not insured by the FDIC. As of December 31, 2001, the majority of the cash balance was made up of cash equivalents.

  New Accounting Policy

        Effective January 1, 1999, the Company adopted Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-up Activities, which states that costs of start-up activities, including organizational costs, be expensed when incurred. Upon adoption, the Company recorded a cumulative effect of a change in accounting principle of $839,000 in the accompanying consolidated statements of income. Assuming SOP 98-5 was not adopted in 1999, amortization of start-up activities would have been approximately $609,000 and the remaining $203,000 would have been expensed in 2000.

  Income Taxes

        The financial statements do not include a provision for income taxes because the Company is treated as a partnership for income tax purposes and does not incur federal or state income taxes. Instead, its earnings and losses are included in the Members' separate income tax returns.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Pronouncements

        Effective June 30, 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") Nos. 141, "Business Combinations," and 142, "Goodwill and Other Intangible Assets". SFAS No. 141 is effective for acquisitions occurring after June 30, 2001 and provides guidance on accounting for business combinations including the use of the purchase method of accounting as the only acceptable method to account for business combinations. SFAS No. 142 provides guidance on the accounting for goodwill and other intangibles specifically relating to identifying and allocating purchase price to specific identifiable intangible assets. Additionally, SFAS No. 142 provides guidance for the amortization of identifiable intangible assets and states that goodwill shall not be amortized, but rather tested for impairment, at least annually, using a fair value approach. The adoption of SFAS No. 142 will not have a material impact on the Company's financial position.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not expect that the effect SFAS No. 143 will have a material impact on its financial position.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15,

2001. The provisions of this statement are generally to be applied prospectively. Management does not expect that SFAS No. 144 will have a material impact on its financial position.

  Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation.

3.    Related Party Transactions

        In 2001 and 2000, the Members were subcontracted by the Company to perform certain tasks under the DOE contract. The "Payable to Members" in the accompanying balance sheets as of December 31, 2001 and 2000 consists of $118,000 and $540,000, respectively, to Kaiser and $890,000 and ($24,000), respectively, to CH2M Hill for these subcontracted tasks. These payables are non-interest bearing.

        In addition, costs incurred related to work performed by Kaiser and CH2M Hill, the majority of which are reimbursable and billed under the DOE contract, were approximately $0 and $851,000 in 2001, respectively, $0 and $799,000 in 2000, respectively, and $609,000 and $938,000 in 1999, respectively.

4.    Contract Receivables

        Contract receivables as of December 31, 2001 and 2000 primarily represent unbilled receivables due under the DOE contract. Unbilled receivables result from revenue and estimated fee that have been earned by the Company but not billed to the DOE as of the end of the period. The unbilled receivables can be invoiced at contractually defined intervals and milestones. Management anticipates that the current portion of unbilled receivables will be billed and collected in less than one year. In addition, under the terms of the Company's contract with the DOE, the Company receives a cash payment of 50% of the fee due on a quarterly basis. The remainder of the fee will be paid by the DOE upon the completion of the contract. As such, these amounts are classified as non-current in the accompanying consolidated balance sheets.

        The Company's contract receivables result primarily from its long-term contract with the DOE. As a consequence, management believes that credit risk is minimal.

5.    Employee Incentive Plan

        In connection with the closure contract with the DOE, the Company implemented an employee incentive plan. There are two components to the plan. The first component represents a cash bonus which is earned and paid yearly. The second component represents the issuance of performance units. These units are allocated to employees on a yearly basis. The value of these units ultimately depends on the closure date of the site and range from $0 to $1 per unit. Employees remain eligible for these units as long as they are employed by the Company or left in good standing, as defined, and such amounts will be paid in cash at the end of the contract.

        As of December 31, 2001, the Company has issued approximately 22,110,000 performance units and the estimated value to be paid is accrued as employer incentive plan liability. The payment of the unit bonus will take place upon closure of the contract and therefore the associated accrual is classified as a long-term employee incentive plan accrual in the accompanying consolidated balance sheets.

6.    Business Loan and Security Agreement

        Effective November 2, 1999, the Company, including its wholly owned subsidiary Kaiser-Hill Funding Company, LLC, entered into a Business Loan and Security Agreement (the "Agreement") with Bank of America, N.A. ("BOA") replacing its previous agreement with NationsBank, N.A. The term of the Agreement is through December 31, 2005. The Company, Kaiser and CH2M Hill granted a first lien security interest to BOA in all of the ownership and equity interest of the Company. As of December 31, 2001 and 2000, the Company has $0 and $6,000,000 outstanding, respectively.

        Under the Agreement, the Company has financing available which provides temporary financing for the payment of the Company's costs incurred under the DOE contract. This financing is utilized throughout the year for periods of less than one month as, under the terms of the DOE contract, the DOE must pay the Company's invoices within three business days of receipt. The funding level under the Agreement can not exceed a Maximum Borrowing Base calculated on the lesser of eligible billed and unbilled government accounts receivable, as defined, or $35,000,000. Under the terms of the Agreement, interest on the advances is calculated either under a rate based upon LIBOR or a rate based upon the higher of the Federal Funds Rate or the Prime Rate.

        The Agreement also contains various covenants, including tangible net worth, fixed charge ratio and minimum cash balances requirements, among other restrictions. Management believes the Company was in compliance with all restrictive covenants.

7.    Contingencies

        The Company's reimbursable costs are subject to audit in the ordinary course of business by various U.S. Government agencies. Management is not presently aware of any significant costs, which have been, or may be, disallowed by any of these agencies.

8.    Employee Benefit Plans

        In accordance with the DOE contract, the Company sponsors several benefit plans covering substantially all employees who meet length of service requirements. These plans include the following defined benefit pension plans: The Rocky Flats Multiple Employer Salaried Retirement Plan and the Kaiser-Hill Retirement Plan for Hourly Production and Maintenance Employees. The Company also sponsors the following defined contribution plans: Kaiser-Hill Company, LLC Savings Plan for Hourly Employees and Rocky Flats Multiple Employer Salaried Thrift Plan, which includes Company matching. The Company contribution amounts for the Savings Plan/Thrift Plan were approximately $1,343,000, $608,000 and $454,000 for 2001, 2000 and 1999, respectively. No amounts were contributed to the Retirement Plans during 2001, 2000 and 1999 because the Plans were overfunded.

        The Company administers these benefit plans with benefits equivalent to the RFETS contractor benefit plans maintained by the contractor that preceded the Company at RFETS. Under the DOE contract, the Company recognizes the cost of benefit plans when paid, and such costs are reimbursed by the DOE. Any excess pension plan assets or unfunded pension plan liability which may currently exist or is remaining at the end of the DOE contract is the responsibility of the DOE.

9.    Subsequent Event

        In March 2002, the Company entered into a lease agreement for the lease of office space through 2005. The Company will be leasing 94,582 square feet for annual estimated base rent expense of $833,000.

SCHEDULE I

KAISER-HILL COMPANY, LLC AND SUBSIDIARY
SUPPLEMENTARY CONSOLIDATING INFORMATION TO
CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet
as of December 31, 2001
(amounts in thousands of dollars)

	Kaiser-Hill Company LLC	Kaiser-Hill Funding Company LLC	Eliminations	Consolidated
Assets:
Current assets:
Cash and cash equivalents	$19,403	$45	$—	$19,448
Current portion of contract receivables	114,296	84	—	114,380
Intercompany receivables	5	—	(5)	—
Due from employees	114	—	—	114
Prepaids and other current assets	2,114	—	—	2,114

Total current assets	135,932	129	(5)	136,056
Contract receivables, net of current portion	17,099	—	—	17,099
Investment in Kaiser-Hill Funding Company, LLC	117	—	(117)	—
Financing costs, net of accumulated amortization of $183	342	—	—	342

	$153,490	$129	$(122)	$153,497

Liabilities and Members' Equity:
Current liabilities:
Accounts payable and payable to subcontractors	$94,701	$7	$—	$94,708
Accrued vacation	11,581	—	—	11,581
Current portion of employee incentive plan	9,300	—	—	9,300
Accrued salaries and employee benefits	8,780	—	—	8,780
Intercompany payables	—	5	(5)	—
Payable to Members	1,008	—	—	1,008

Total current liabilities	125,370	12	(5)	125,377
Employee incentive plan, net of current portion	12,800	—	—	12,800

	138,170	12	(5)	138,177
Members' equity	15,320	117	(117)	15,320

	$153,490	$129	$(122)	$153,497

SCHEDULE II

KAISER-HILL COMPANY, LLC AND SUBSIDIARY
SUPPLEMENTARY CONSOLIDATING INFORMATION TO
CONSOLIDATED FINANCIAL STATEMENTS

Statement of Income
for the year ended December 31, 2001
(amounts in thousands of dollars)

	Kaiser-Hill Company LLC	Kaiser-Hill Funding Company LLC	Eliminations	Consolidated
Gross revenue	$718,788	$—	$—	$718,788
Intercompany revenue	—	183	(183)	—
Intercompany expense	(183)	—	183	—
Subcontractor costs and direct material costs	(417,179)	(1)	—	(417,180)

Service revenue	301,426	182	—	301,608
Direct cost of service and overhead	(271,834)	(143)	—	(271,977)

Operating income	29,592	39	—	29,631
Other income (expense):
Interest income	569	—	—	569
Interest expense	(88)	(28)	—	(116)

Net income	$30,073	$11	$—	$30,084

Kaiser Group Holdings, Inc.
and Subsidiaries

Supplemental Schedule Relating to the Consolidated Financial Statements for each of the three years in the period ended December 31, 2001
together with the Report of Independent Public Accountants

REPORT OF INDEPENDENT ACCOUNTANTS ON
FINANCIAL STATEMENT SCHEDULE

To Board of Directors and
    Shareholders of Kaiser Group Holdings, Inc.

        Our audits of the consolidated financial statements referred to in our report dated March 22, 2002 appearing in this Registration Statement also included an audit of the accompanying financial statement schedule. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

McLean, Virginia
March 22, 2002

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
(in thousands)

Column A	Column B	Column C	Column D		Column E		Column F
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Other		Deductions		Balance at the End of Period
Year Ended December 31, 2001
Deducted from asset account:
Allowance for doubtful accounts	$1,419	$—	$(181)		$(1,238)		$—
Discontinued operations	3,081	16,409	615	(4)	—		$20,105

	$4,500	$16,409	$434		$(1,238)		$20,105

Year Ended December 31, 2000
Deducted from asset account:
Allowance for doubtful accounts	$9,594	$—	$—		$(8,175)		$1,419
Discontinued operations	19,953	—	—		(16,872)		$3,081

	$29,547	$—	$—		$(25,047)		$4,500

Year Ended December 31, 1999
Deducted from asset account:
Allowance for doubtful accounts	$10,850	$5,414	$(2,508	)(3)	$(4,162	)(1)	$9,594
Discontinued operations	29,679	9,225	18,833	(4)	(37,784	)(2)	$19,953

	$40,529	$14,639	$16,325		$(41,946)		$29,547

(1)
Reflects amounts written off against the allowance and related accounts receivable accounts and settlement of doubtful accounts.
(2)
Reflects losses charged against the provision for contract losses and restructuring charges.
(3)
Reflects deductions to reserves related to amounts divested as part of 1000 asset sales transactions.
(4)
Reflects reclassified additions to reserves.

Kaiser Group Holdings, Inc.
and Subsidiaries

Interim Consolidated Financial Statements as of June 30, 2002 and 2001

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	June 30, 2002	December 31, 2001
	(UNAUDITED)
ASSETS
Current Assets
Cash and cash equivalents	$13,444	$8,848
Restricted cash and cash equivalents	16,406	15,844
Marketable securities available for sale	—	6,489
Prepaid expenses and other current assets	1,773	1,843
Net assets of discontinued operations	6,000	6,000

Total Current Assets	37,623	39,024

Other Assets
Investments in and advances to affiliates	29,805	29,229
Notes receivable	6,550	6,550
Deferred tax assets	7,449	5,785
Other long-term assets	222	303

	44,026	41,867

Total Assets	$81,649	$80,891

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$1,195	$730
Post-retirement benefit plan obligation	7,333	7,473
Other accrued expenses.	5,818	4,776
Preferred stock dividend payable	709	731
Income taxes payable	2,639	1,340

Total Current Liabilities	17,694	15,050
Commitments and Contingencies
Preferred stock, par value $.01 per share:
Authorized — 2,000,000 shares
Issued — 1,136,707 and 1,136,024 shares at June 30, 2002 and December 31, 2001, respectively
Outstanding — 1,127,730 and 1,136,024 shares at June 30, 2002 and December 31, 2001, respectively and stated at liquidation value of $55 per share	62,519	62,481
Common stock, par value $.01 per share:
Authorized — 3,000,000 shares
Issued and outstanding — 1,590,062 and 1,585,239 shares at June 30, 2002 and December 31, 2001, respectively	16	16
Capital in excess of par	5,651	7,947
Accumulated deficit	(3,958)	(4,957)
Treasury stock, 8,977 and 0 preferred shares at cost at June 30, 2002 and December 31, 2001, respectively	(244)	—
Accumulated other comprehensive (loss) income	(29)	354

Total Liabilities and Shareholders' Equity	$81,649	$80,891

See notes to consolidated financial statements

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands, except per share amounts)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2002	2001	2002	2001
Gross Revenue	—	—	—	—
Subcontract and direct material costs	—	—	—	—

Service Revenue	—	—	—	—
Operating Expenses
Administrative expenses	2,641	2,864	5,269	6,603

Operating Loss	(2,641)	(2,864)	(5,269)	(6,603)
Other Income
Equity income in earnings of affiliate, net of amortization of $881 for each of the three months ended June 30, 2002 and 2001 and $1,762 for each of the six months ended June 30, 2002 and 2001	3,382	3,003	7,026	5,822
Gain on sale of securities	—	—	106	—
Interest income	135	361	259	1,326

Income from Continuing Operations Before Income Tax	876	500	2,122	545
Income tax expenses	(379)	(995)	(926)	(1,014)

Income (Loss) From Continuing Operations	497	(495)	1,196	(469)
Loss from discontinued operations, net of tax	(127)	(367)	(197)	(367)

Net Income (Loss)	370	(862)	999	(836)
Preferred stock dividends	(1,094)	(887)	(2,172)	(887)

Loss Applicable to Common Shareholders	$(724)	$(1,749)	$(1,173)	$(1,723)

Basic and Diluted Loss Per Common Share:
Continuing operations, net of tax	$(0.38)	$(1.28)	$(0.62)	$(1.88)
Discontinued operations, net of tax	(0.08)	(0.34)	(0.12)	(0.51)

Net Loss Per Share	$(0.46)	$(1.62)	$(0.74)	$(2.39)

Weighted average shares for basic and diluted earnings per common share	1,590	1,079	1,589	720

Comprehensive Income
Net Income (Loss)	$370	$(862)	$999	$(836)
Other Comprehensive Income (Loss):
Realization of gain on securities, net of tax	—	—	(393)	—
Change in cumulative foreign translation adjustments	23	(60)	10	(39)

Total Comprehensive Income (Loss)	$393	$(922)	$616	$(875)

See notes to consolidated financial statements.

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Six Months ended June 30,
	2002	2001
	(Unaudited)
Operating Activities:
Net income (loss)	$999	$(836)
Adjustments to reconcile net income to net cash used in operating activities:
Loss of discontinued operations, net of tax	197	367
Deferred taxes related to continuing operating activities	(1,423)	—
Gain on sale of stock	(106)	—
Equity in unconsolidated affiliate	(7,026)	(5,822)
Changes in operating assets and liabilities:
Contract receivables, net	—	1,458
Prepaid expenses and other current assets	70	524
Accounts payable and accrued expenses	1,170	(3,559)
Income taxes payable	1,299	32
Other operating activities	81	681

Net Cash Used In Operating Activities before claims resolution activities	(4,739)	(7,155)
Distributions to allowed class 3 claim holders	—	(912)

Net Cash Used in Operating Activities	(4,739)	(8,067)

Investing Activities:
Distributions from 50% owned affiliate	6,450	1,950
Proceeds from sale of stock	5,961	—

Net Cash Provided by Investing Activities	12,411	1,950

Financing Activities:
Establishment of cash reserve for unresolved claims	—	(12,331)
Distribution to allowed class 4 claim holders	—	(12,793)
Repurchase of New Common stock pursuant to buy back	—	(125)
Transfer to restricted cash	(626)	—
Payment of preferred stock dividends	(2,206)	(156)
Purchase of preferred treasury stock	(244)	—

Net Cash (Used by) Provided by Financing Activities	(3,076)	(25,405)

Increase (decrease) in Cash and Cash Equivalents	4,596	(31,522)
Cash and Cash Equivalents at Beginning of Period	8,848	41,344

Cash and Cash Equivalents at End of Period	$13,444	$9,822

See notes to consolidated financial statements.

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.
Basis of Presentation

        The accompanying consolidated financial statements of Kaiser Group Holdings, Inc. and subsidiaries (the Company), except for the December 31, 2001 balance sheet (derived from audited financial statements), are unaudited and have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

        These statements should be read in conjunction with the Company's audited consolidated financial statements and footnotes and the other information included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001. Certain reclassifications have been made to the prior period financial statements to conform them to the presentation used in the June 30, 2002 financial statements.

        Kaiser Group Holdings, Inc. is a Delaware holding company that was formed on December 6, 2000 for the purpose of owning all of the outstanding stock of Kaiser Group International, Inc. (Old Kaiser), which in turn continues to own the stock of its remaining subsidiaries. On June 9, 2000, Old Kaiser and 38 of its domestic subsidiaries voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code in the District of Delaware (case nos. 00-2263 to 00-2301). Old Kaiser emerged from bankruptcy with an approved plan of reorganization (the Second Amended Plan of Reorganization (Plan)) that was effective on December 18, 2000 (Effective Date). The Company is deemed a "successor issuer" to Old Kaiser by virtue of Rule 12-g 3(a) under the Securities Exchange Act of 1934. References to the "Company" or "Kaiser Holdings" in this report refer to Kaiser Group Holdings, Inc. and its consolidated subsidiaries. A summary of the Plan for Old Kaiser can be found in a Current Report on Form 8-K dated December 5, 2000 filed by Old Kaiser.

        Currently, apart from resolving remaining bankruptcy claims, the Company has only a limited number of activities, assets and liabilities, primarily consisting of:

  •
  the ownership of a 50% interest in Kaiser-Hill Company, LLC (Kaiser-Hill), which serves as the general contractor at the U.S. Department of Energy's Rocky Flats Environmental Technology Site near Denver, Colorado, for the performance of a contract for the closure of the site. See Note 6 for summarized financial information.

  •
  the closeout and resolution of disputes of a completed contract for the engineering and construction of a steel mini-mill for Nova Hut in the Czech Republic (Nova Hut project).

  •
  the holding of a minority ownership interest in ICF Consulting Group, Inc. (ICF Consulting), a division that Old Kaiser sold in 1999, as well as interest-bearing promissory notes and escrowed cash received in connection with that sale.

  •
  a wholly owned captive insurance company that is no longer issuing new policies and is simply involved in resolving remaining claims.

  •
  an ongoing obligation to fund a capped, post-employment medical benefit plan for a fixed group of retirees.

        The Company adopted fresh start reporting in its consolidated balance sheet as of December 31, 2000. The American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (SOP 90-7), requires that under certain circumstances resulting from a bankruptcy, a new entity is created for financial reporting purposes upon the emergence of that entity from bankruptcy. Accordingly, the value of the reorganized enterprise becomes the established amount for the emerging balance of shareholders' equity and any accumulated deficit of the predecessor entity is offset against available paid-in-capital to result in an emerging retained earnings of zero. Additionally, assets and liabilities were recorded at their fair values.

        The value of the emerged enterprise used for fresh start reporting as of December 31, 2000 was $87.5 million and was determined by management with the assistance of independent advisors. The methodology employed involved estimation of the enterprise value taking into consideration a discounted cash flow analysis. The discounted cash flow analysis was based on a seven-year cash flow projection prepared by management, taking into consideration the terminal value of its assets and liabilities as of immediately prior to its emergence from bankruptcy on December 18, 2000. Terminal values of assets and liabilities were determined based either on contracted amounts, actuarial present values and/or management's estimates of the outcome of certain operating activities. Net after-tax cash flows, assuming a 40% effective tax rate, were discounted at 17% in order to take into consideration the risks and uncertainties inherent in such projections. The cash flow projections were based on estimates and assumptions about circumstances and events that have not yet taken place. Estimates and assumptions regarding individual retained matters which form the collective composition of the overall enterprise value as of December 18, 2000 are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Company. Accordingly, there may be differences between projections and actual results because events and circumstances frequently do not occur as expected and may be significant. More specifically, assumptions within the valuation related to the amount and timing of the ultimate performance and related cash flows from the Company's investment in Kaiser-Hill have the greatest impact to the overall enterprise valuation.

2.
General Terms of Plan and Status of Bankruptcy Distributions

        The effectiveness of the Old Kaiser Plan of Reorganization as of December 18, 2000 did not, in and of itself, complete the bankruptcy process. The process of resolving in excess of $500 million of claims initially filed in the bankruptcy is ongoing. Old Kaiser objected to the majority of the unresolved claims, and if such claims are not settled via the objection or dispute resolution processes or other means, they will ultimately be heard and determined by the Bankruptcy Court. Once a claim is resolved with an amount due to the creditor, such portion of the claim is deemed to be an allowed claim by the Bankruptcy Court (an allowed claim). The Company cannot predict with accuracy when the claims resolution process will be complete or what the total amount of allowed claims will be upon completion.

        In very general terms, the Plan contemplated three basic classes of creditors:

  •
  Allowed "Class 3 claims" against the Old Kaiser bankruptcy estate—generally trade and similar creditors' claims of $20,000 or less—received cash for their claims.

  •
  Allowed "Class 4 claims", the largest class of claims against the Old Kaiser bankruptcy estate, is made up of creditor claims other than Class 3 claims and equity claims. Class 4 claims included holders of Old Kaiser senior subordinated notes due 2003 (Old Subordinated Notes). Holders of allowed Class 4 claims received a combination of cash and Kaiser Holdings preferred and common stock in respect of their claims. Such holders received one share of Kaiser Holdings' preferred stock (New Preferred) and one share of Kaiser Holdings' common stock (New Common) for each $100 of claims. However, the number of shares of New Preferred issued was reduced by one share for each $55.00 of cash received by the holder of an allowed Class 4 claim.

  •
  The third class of claims recognized in the Old Kaiser bankruptcy are equity claims, consisting of holders of Old Kaiser common stock (Old Common) and other "Equity Interests" as defined in the Plan. Under the Plan, holders of Equity Interests will receive a number of shares of New

    Common equal to 17.65% of the number of shares of such common stock issued to holders of allowed Class 4 Claims. In the initial distribution, one share of New Common was issued for each 96 shares of previously outstanding Old Common. Additional distributions of New Common may be made in the future as additional shares of New Common are issued to holders of newly allowed Class 4 claims, if any. Apart from holders of Old Common, the only holders of Equity Interests of which the Company is aware are the former shareholders of ICT Spectrum Constructors, Inc., a corporation acquired by merger with a subsidiary of Old Kaiser in 1998. The Bankruptcy Court confirmed the equity nature of those claims.

        Pursuant to the terms of Old Kaiser's Plan, the Company was required to complete its initial bankruptcy distribution within 120 days of the effective date of the Plan. Accordingly, on April 17, 2001, the Company effected its initial distribution. At that time, there were approximately $136.8 million of Class 4 claims that had been allowed in the bankruptcy process. The amount of unresolved claims remaining at April 17, 2001 was approximately $130.5 million.

        To address the remaining unresolved claims, the Bankruptcy Court issued an order on March 27, 2001, establishing an Alternative Dispute Resolution (ADR) procedure whereby the remaining claimants and Old Kaiser produce limited supporting data relative to their respective positions and engage in initial negotiation efforts in an attempt to reach an agreed claim determination. If necessary, the parties are thereafter required to participate in a non-binding mediation before a mediator pre-selected by the Bankruptcy Court. All unresolved claims as of that date are subject to the ADR process. Since April 17, 2001, the date of the initial distribution, $94.9 million of asserted claims have been withdrawn, negotiated or mediated to an agreed amount, resulting in cash payments approximating $0.9 million and issuances of 683 shares of New Preferred and 823 shares of New Common. As of August 9, 2002, the amount of unresolved claims was approximately $43.2 million. The Company expects that substantial progress will continue to be made in the resolution of claims over the balance of 2002. The Company continues to believe that the amount of Class 4 claims ultimately to be allowed in the Old Kaiser bankruptcy proceeding will not exceed $150.0 million. As demonstrated by the claim settlements completed since April 17, 2001, and based on the belief that it is in the best interest of the Company and its current stockholders, the Company has been settling certain remaining Class 4 claims entirely for cash payments in lieu of the combination of cash and New Preferred and New Common as contemplated in the Plan. The Company intends to continue to use this settlement alternative during its resolution of remaining Class 4 claims, but obviously has no ability to determine the effect of the outcome on its overall financial condition in the event such settlements are accepted in the future.

        With respect to the unresolved claims, the Plan required that, at the date of the initial distribution, sufficient cash reserves to be retained by the Company such that if all remaining unresolved claims were ultimately deemed allowed at the originally claimed amount, the Company would be able to satisfy the allowed claims, including dividends accruing on related preferred stock, since April 17, 2001. The cash reserve requirement, and the fact that the Company had not yet received a substantial cash payment the Company asserted it was due from Nova Hut, limited the amount of cash available at the time of the initial distribution to the holders of allowed Class 4 claims. The Company determined that an aggregate of $25.0 million, or approximately $0.09347 per $1.00 of allowed and "deemed allowed" Class 4 claims, was available at the time of the initial distribution to allowed Class 4 claim holders. Thus, more shares of New Preferred were issued than would have been had the claims resolution process advanced more quickly and had more cash been available from the Nova Hut project and/or other sources. Due to the proportion of remaining unresolved Class 4 claims in relation to the total of all resolved and unresolved claims, approximately $12.3 million of the $25.0 million in available cash was reserved and classified as Restricted Cash on April 17, 2001.

        From time-to-time in the future, as remaining unresolved claims are resolved, excess cash to be available from the "reserve" fund (including cash added to "reserve" fund in payment of pro forma dividends on retained shares of New Preferred) must be used to redeem outstanding shares of New Preferred.

3.
Treasury Stock

        Pursuant to approval by the Company's Board of Directors, in 2002, the Company has purchased 8,977 shares of outstanding New Preferred at prices ranging from $25.62 to $28.00 per share. The shares are carried at cost.

4.
Earnings Per Share

        Basic earnings per share (EPS) is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The weighted average shares outstanding for the period ended June 30, 2002 retroactively adjusts for the conversion of the Old Common to New Common effective with the adoption of fresh-start reporting. As additional distributions of New Common are made to holders of newly allowed Class 4 claims, the conversion ratio of 96 shares may be adjusted to reflect the final total number of shares of New Common (as discussed in Note 2).

        Diluted EPS normally includes the weighted-average effect of dilutive securities outstanding during the period. Pursuant to the Plan that was effective as of December 18, 2000, all then outstanding common stock equivalents were cancelled. Accordingly, no anti-dilutive information is presented herein.

        In 2002, the effect of preferred dividends of $1.1 million and $2.2 million has been included in continuing operations in the calculation of basic and diluted earnings per share for the three and six months ended June 30, 2002, respectively. In 2001, the effect of preferred dividends of $0.9 has been included in continuing operations in the calculation of basic and diluted earnings per share for the three and six months ended June 30, 2001.

5.
Net Assets of Discontinued Operations

        The components of the "Net Assets of Discontinued Operations" consist entirely of the carrying value of the net assets of the Nova Hut project. Based on the Company's continued concern over Nova Hut's financial difficulties and the uncertainties of a possible settlement involving the bankruptcy court-sponsored mediation, in the fourth quarter of 2001 the Company established additional reserves to reduce the net carrying value of the remaining Nova Hut project to $6.0 million.

6.
Summarized Financial Information of Kaiser-Hill

        Summarized unaudited financial information of Kaiser-Hill is as follows for the three and six months ended June 30, 2002 and 2001 (in thousands):

	Three Months Ended		Six Months Ended
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Gross revenue	$165,909	$178,503	$308,439	$328,263
Subcontracts and materials	108,545	129,413	201,218	235,159

Service revenue	57,364	49,090	107,221	93,104
Operating expenses	(48,884)	(41,508)	(89,732)	(78,291)
Other income	47	183	87	354

Net income	$8,527	$7,765	$17,576	$15,167

7.
Contingencies

        Kaiser Holdings has various obligations and liabilities from its continuing operations, including general overhead expenses in connection with maintaining, operating and winding down the various entities and net assets comprising Kaiser Holdings. Additionally, the Company believes contingent liabilities may exist in the following areas:

Nova Hut

        Although Old Kaiser sold its Metals, Mining and Industry business unit in August, 2000, it retained its Netherlands subsidiary, Kaiser Netherlands, B.V., which had been responsible for a turnkey engineering and construction services contract for the Nova Hut project. After construction of the steel mini-mill was complete in 2000, the contract with Nova Hut provided for a maximum of three possible performance tests. The first performance test was completed on November 13, 2000. Kaiser Netherlands believes that the first performance test was successful and that Nova Hut should have agreed to final acceptance of the mini-mill and made final payment of amounts accrued by Kaiser Netherlands throughout the project. Rather, Nova Hut asserted that the first test was not successful. Kaiser Netherlands believes that such contention may have been put forth in response to severe financial constraints on Nova Hut's operations resulting from weakening conditions in the worldwide steel market and of the significant amounts that Kaiser Netherlands believed it was contractually due. To date, this dispute has not been resolved, and Kaiser Netherlands has resorted to legal proceedings to enforce its rights. The primary legal venue at this time is the Delaware bankruptcy proceedings for Old Kaiser, where Old Kaiser has asserted claims against Nova Hut and the International Finance Corporation (IFC), while rejecting substantial claims involving contract breach from Nova Hut and the IFC. The claims filed by Nova Hut and the IFC in the Delaware bankruptcy court have been withdrawn. The Company's claims remain active. The cost of the litigation of this dispute, as well as the cost of a possible ongoing presence in Ostrava, Czech Republic, has had, and may continue to have, a negative impact on the cash flow of Kaiser Netherlands and Kaiser Holdings.

        In February 2002, representatives of the Company, Nova Hut and the IFC met under the auspices of a Delaware bankruptcy court-sponsored mediation. The details of these discussions are subject to a confidentiality agreement. At the date of this Report, there are still no assurances that settlement will ultimately be achieved through the bankruptcy court-sponsored mediation that is still in process.

Kaiser Hill

        Under Kaiser-Hill's contract with the DOE, Kaiser-Hill is not responsible for, and the DOE pays all costs associated with, any liability, including, without limitation, any claims involving strict or absolute liability and any civil fine or penalty, expense, or remediation cost, but limited to those of a civil nature, which may be incurred by, imposed on, or asserted against Kaiser-Hill arising out of any act or failure to act, condition, or exposure which occurred before Kaiser-Hill assumed responsibility on July 1, 1995 (pre-existing conditions). To the extent the acts or omissions of Kaiser-Hill constitute willful misconduct, lack of good faith, or failure to exercise prudent business judgment on the part of Kaiser-Hill's managerial personnel and cause or add to any liability, expense, or remediation cost resulting from pre-existing conditions, Kaiser-Hill is responsible, but only for the incremental liability, expense, or remediation caused by Kaiser-Hill.

        The Kaiser-Hill contract further provides that Kaiser-Hill will be reimbursed for the reasonable cost of bonds and insurance allocable to the Rocky Flats contract and for liabilities and expenses incidental to these liabilities, including litigation costs, to third parties not compensated by insurance or otherwise. There is an exception to this reimbursement provision applicable to liabilities caused by the willful misconduct, lack of good faith or failure to exercise prudent business judgment by Kaiser-Hill's managerial personnel.

        The clean-up and closure of the DOE's Rocky Flats site involve substantial performance risks. Among other things, Kaiser-Hill's activities at the Rocky Flats site involve the clean-up, packaging and transportation of nuclear waste, and the demolition and destruction of facilities where nuclear weapons components were previously produced. Some of the activities have not been previously performed elsewhere, and therefore require the development of innovative and untested approaches. Kaiser-Hill emphasizes safety in its performance, but the nature of the Rocky Flats site and the activities of Kaiser-Hill and its subcontractors at the site are such that serious injuries, or even deaths, are possible. Significant safety incidents at the site could stop or significantly impede the progress of work being performed at the site by Kaiser-Hill and its subcontractors. The DOE contract contemplates that all, or substantially all, of the nuclear waste at Rocky Flats will be transported to other sites operated or managed by the DOE. The appropriate sites for storage of certain of those nuclear wastes have not yet been identified. In addition, third-party objections have arisen with regard to the transportation and storage of nuclear waste at certain sites previously scheduled by the DOE to receive waste from Rocky Flats, including the DOE's Savannah River site in South Carolina. Deliveries of waste to the Savannah River site were delayed as a result of objections interposed by the Governor of South Carolina. Although, deliveries to the Savannah River site have begun, it is possible that similar objections will be raised with respect to the transportation and storage of waste from Rocky Flats at other DOE sites. Although the DOE contract contemplates that the DOE is responsible for providing transportation and storage sites for nuclear waste from Rocky Flats, an ongoing inability to ship plutonium and other nuclear waste to DOE sites poses a substantial risk to the timely closure of the Rocky Flats site, and could interfere with Kaiser-Hill's ability to earn fees to which Kaiser-Hill believes it should be entitled.

        With respect to a revolving credit facility obtained by Kaiser-Hill in November 1999, both parents of Kaiser-Hill granted a first lien security interest to the Kaiser-Hill lenders in all of the ownership and equity interest of Kaiser-Hill and have agreed to cure any events of default by Kaiser-Hill on the facility. As of June 30, 2002 and December 31, 2001, Kaiser-Hill had no outstanding balances on its revolving credit facility.

ICF Consulting

        Kaiser Holdings owns a 10% interest in ICF Consulting, a privately held entity, that was retained by Old Kaiser when it sold its Consulting Group in June 1999. In connection with the sale, the Company accepted two promissory notes as part of the total consideration received. Principal payments on an escrowed and non-escrowed note, in the amounts of $3,250,000 and $3,300,000, respectively, are due June 25, 2006. The notes are subject to reduction in the event that certain divestiture-related contingencies are not resolved as originally anticipated in the related sale agreement. Amounts payable by ICF Consulting on such notes are subject to (1) the rights of holders of ICF Consulting's senior lenders and (2) possible reduction as a result of indemnification claims asserted by ICF Consulting pursuant to the agreements entered into by the parties at the time of Old Kaiser's sale of its Consulting Group. Initially as a result of a technical default of financial covenants in its senior credit agreement, ICF Consulting has not made interest payments on the notes since inception in 1999. Under the terms of the notes, overdue interest bears interest at 12 1/2% per annum.

        Also resulting from the sale agreement, the Company is the beneficiary of an escrowed cash balance totaling $0.8 million held as collateral in the event any applicable indemnification claims are made against the Company by ICF Consulting. On February 12, 2001, ICF Consulting presented the escrow agent with notice that it had claims for indemnification from the Company for amounts significantly exceeding the balance of the escrowed cash and the escrowed note. In December 2001, ICF Consulting proposed a settlement offer to the Company that was far below the stated value of its claims. The Company rejected the ICF Consulting offer and proposed an alternative settlement that was also rejected by ICF Consulting. Based on the developments in 2001, the Company deemed it prudent to establish a $1.0 million reserve, through a reduction of interest income, for uncertainties over the collectibility of the combined carrying value of the escrowed cash, the promissory notes and the interest receivable.

        In June 2002, a settlement was reached between the Company and ICF Consulting, whereby the Company agreed to restructure the ICF Consulting notes totaling $6.6 million and accrued interest of $0.7 million, net of reserves, for a new promissory note of $6.4 million (New Note). In return ICF Consulting will withdraw its claims against the Company, release the cash in escrow and agree to purchase the Company's 10% ownership in ICF Consulting, carrying value of $1.2 million, for $4.5 million. As of August 13, 2002, the terms of the agreement have not been fully implemented, though the escrow cash was released at the signing of the agreement in July 2002. The accompanying balance sheet does not reflect any adjustments for this transaction because execution of the terms of the settlement cannot be assured. The Company believes that the remaining terms of the agreement will be implemented in the third quarter of 2002.

Kaiser Government Programs, Inc.'s (KGP) Put Rights

        KGP is the Company subsidiary that owns the 50% interest in Kaiser-Hill Company, LLC. KGP has outstanding put rights, expiring on December 31, 2007, that obligate it to purchase New Preferred owned by a holder of the put right, at the holder's option, under three circumstances (KGP Put Rights):

  •
  if KGP receives net after-tax proceeds from any cash distributions from Kaiser-Hill that, on a quarterly basis, exceed 2.8 times the amount of cash required to pay all past accrued but unpaid cash dividends on the New Preferred distributed to holders of Old Subordinated Notes pursuant to the Plan, plus the next scheduled quarterly cash dividend on New Preferred;

  •
  if KGP receives net after-tax proceeds from any direct or indirect disposition of any interest in Kaiser-Hill; or

  •
  if KGP receives net after-tax proceeds from an extraordinary distribution from Kaiser-Hill.

        Upon exercise of a put, KGP will pay an exercising holder 100% of the liquidation preference of the New Preferred that is the subject of the KGP Put Rights, plus all accrued and unpaid dividends on the New Preferred. KGP will purchase shares of New Preferred on a pro rata basis based upon the number of shares of preferred stock as to which puts have been properly exercised, but only up to the amount of the available net after-tax proceeds from triggering events. KGP will not purchase any fractional shares. KGP Put Rights will not become exercisable more frequently than every 12 months unless the cumulative amount of available net after-tax proceeds from triggering events is at least $3 million. KGP Put Rights are transferable,except that the KGP Put Rights shall cease to be transferable if KGP determines that any further transfer would require registration of the KGP Put Rights as a class of securities under the Securities Exchange Act of 1934. Kaiser Holdings does not presently plan to arrange for trading of the KGP Put Rights.

Redemption of New Preferred

        The Company has the option to redeem the New Preferred at any time, in whole or in part, at a redemption price of 100% of the liquidation preference per share plus all accrued and unpaid dividends. In addition, any net proceeds in excess of $3 million in a calendar year received by the Company or any of its direct or indirect subsidiaries from the disposition of assets to an unaffiliated party outside of the ordinary course of business must be used to redeem New Preferred at a redemption price of 100% of the liquidation preference per share plus all accrued and unpaid dividends. Furthermore, to the extent that any cash is received from Nova Hut, it must be used to redeem New Preferred at a redemption price of 100% of the liquidation preference per share plus all accrued and unpaid dividends.

        All outstanding shares of New Preferred are required to be redeemed by the Company on or before December 31, 2007, and if such redemption does not occur, holders of New Preferred will be entitled to elect two-thirds of the directors of the Company. If shares of New Preferred are held by any affiliate of the Company, those shares may not be redeemed pursuant to any of the redemption provisions otherwise applicable to the New Preferred.

8.
Partial Subsidiary Guarantor Information (Unaudited).

        The Company as presented below (Parent and Non-Guarantor Subsidiaries) represents the Company exclusive of Kaiser Government Programs, Inc., which will be the partial subsidiary guarantor of the 8 1/4% Senior Notes due 2007 proposed to be issued.

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
June 30, 2002
(In thousands)

	Parent and Non-Guarantor Subsidiaries	Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$13,444	$—	$—	$13,444
Restricted cash and cash equivalents	16,406	—	—	16,406
Marketable securities available for sale	—	—	—	—
Intercompany receivables, net	(32,292)	32,292	—	—
Prepaid expenses and other current assets	1,773	—	—	1,773
Net assets of discontinued operations	6,000	—	—	6,000

Total Current Assets	5,331	32,292	—	37,623

Other Assets
Investment in and advances to affiliates	58,209	25,856	(54,260)	29,805
Notes receivable	6,550	—	—	6,550
Deferred tax assets	7,449	—	—	7,449
Other long-term assets	222	—	—	222

	72,430	25,856	(54,260)	44,026

Total Assets	$77,761	$58,148	$(54,260)	$81,649

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and other accrued expenses	$1,195	$—	$—	$1,195
Post-retirement benefit plan obligation	7,333	—	—	7,333
Other accrued expenses	5,818	—	—	5,818
Preferred stock dividend payable	709	—	—	709
Income taxes payable	2,639	—	—	2,639

Total Current Liabilities	17,694	—	—	17,694
Commitments and Contingencies
Preferred stock	62,519	—	—	62,519
Common Stock	6,882	1	(6,867)	16
Capital in excess of par	47,818	—	(42,167)	5,651
Accumulated Earnings (Deficit)	(56,879)	58,147	(5,226)	(3,958)
Treasury stock	(244)	—	—	(244)
Accumulated other comprehensive (loss) income	(29)	—	—	(29)

Total Liabilities and Shareholders' Equity	$77,761	$58,148	$(54,260)	$81,649

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
Six Months Ended June 30, 2002
(In thousands)

	Parent and Non-Guarantor Subsidiaries		Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
	(Unaudited)
Gross Revenue	$		$—	$—	$—
Subcontract and direct material costs		—	—	—	—

Service Revenue		—	—	—	—
Operating Expenses
Administrative expenses		5,269	—	—	5,269

Operating Income (Loss)		(5,269)	—	—	(5,269)
Other Income (Expense)
Equity in earnings of affiliate		4,256	7,026	(4,256)	7,026
Gain on sale of securities		106	—	—	106
Interest income		259	—	—	259

Income (Loss) From Continuing Operations
Before Income Tax		(648)	7,026	(4,256)	2,122
Income tax (expense) benefit		1,844	(2,770)	—	(926)

Income (Loss) From Continuing Operations		1,196	4,256	(4,256)	1,196
Loss from discontinued operations (net of tax)		(197)	—	—	(197)

Net Income (Loss)		$999	$4,256	$(4,256)	$999

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
Three Months Ended June 30, 2002
(In thousands)

	Parent and Non-Guarantor Subsidiaries	Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
	(Unaudited)
Gross Revenue	$—	$—	$—	$—
Subcontract and direct material costs	—	—	—	—

Service Revenue	—	—	—	—
Operating Expenses
Administrative expenses	2,641	—	—	2,641

Operating Income (Loss)	(2,641)	—	—	(2,641)
Other Income (Expense)
Equity in earnings of affiliate	2,047	3,382	(2,047)	3,382
Gain on sale of securities	—	—	—	—
Interest income	135	—	—	135

Income (Loss) From Continuing Operations
Before Income Tax	(459)	3,382	(2,047)	876
Income tax (expense) benefit	956	(1,335)	—	(379)

Income (Loss) From Continuing Operations	497	2,047	(2,047)	497
Loss from discontinued operations (net of tax)	(127)	—	—	(127)

Net Income (Loss)	$370	$2,047	$(2,047)	$370

KAISER GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Six Months Ended June 30, 2002
(In thousands)

	Parent and Non-Guarantor Subsidiaries	Subsidiary Guarantor	Eliminations	Kaiser Group Holdings, Inc. Consolidated
	(Unaudited)
Net Cash Provided by (Used in) Operating Activities	$1,711	$(6,450)	$—	$(4,739)

Investing Activities
Distributions from 50% owned affiliate	—	6,450	—	6,450
Proceeds from sale of stock	5,961	—	—	5,961

Net Cash Provided by (Used in) Investing Activities	5,961	6,450	—	12,411

Financing Activities
Transfer of restricted cash	(626)	—	—	(626)
Payment of preferred stock dividends	(2,206)	—	—	(2,206)
Purchase of preferred treasury stock	(244)	—	—	(244)

Net Cash Provided by (Used in) Financing Activities	(3,076)	—	—	(3,076)

Increase (Decrease) in Cash and Cash Equivalents	4,596	—	—	4,596
Cash and Cash Equivalents at Beginning of Period	8,848	—	—	8,848

Cash and Cash Equivalents at End of Period	$13,444	$—	$—	$13,444

INFORMATION NOT REQUIRED IN PROSPECTUS/CONSENT SOLICITATION STATEMENT

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by that person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner that such person reasonably believed to be in (or not opposed to) the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or directors is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify his against the expenses which such officer or director has actually and reasonably incurred.

        The sections of our Certificate of Incorporation and Bylaws relating to indemnification of directors and officers provide for mandatory indemnification of directors and officers on generally the same terms as permitted by the Delaware Law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibits (listed according to the number assigned in the table in Item 601 of Regulation S-K).

Exhibit No. 2—Plan of Acquisition, reorganization, arrangement, liquidation or succession

2(a)    Second Amended Plan of Reorganization (Incorporated by reference to Exhibit 2 to Current Report on Form 8-K (Registrant No. 1-12248) filed with the Commission on December 14, 2000)

Exhibit No. 3—Articles of Incorporation and By-laws of the Registrant

3(a)    Certificate of Incorporation of Kaiser Group Holdings, Inc. (Incorporated by reference to Exhibit 3(i) to Current Report on Form 8-K (Registrant No. 1-12248) filed with the Commission on December 14, 2000)

3(b)    By-laws of Kaiser Group Holdings, Inc. (Incorporated by reference to Exhibit 3(ii) to Current Report on Form 8-K (Registrant No. 1-12248) filed with the Commission on December 14, 2000)

Exhibit No. 4—Instruments Defining the Rights of Security Holders, including Indentures

4(a)    Form of Amended and Restated Put Agreement relating to preferred stock of Kaiser Group Holdings, Inc.

4(b)    Form of Indenture regarding exchange notes registered by and issuable in exchange offer described in this registration statement.

Exhibit No. 5—Opinion re Legality

5    Opinion of Squire, Sanders & Dempsey L.L.P. regarding securities being registered

Exhibit No. 8—Opinion re Tax Matters

8    Opinion of Squire, Sanders & Dempsey L.L.P. regarding tax consequences

Exhibit No. 10—Material Contracts

10(a)    Kaiser Group International, Inc. Employee Stock Ownership Plan (as amended and restated as of January 1, 1996). (Incorporated by reference to Exhibit No. 10(b) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 17, 2000)

        1.    Amendment No. 1 with the effective date of January 1, 1998 (Incorporated by reference to Exhibit No. 10(b)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 17, 2000)

        2.    Amendment No. 2 with the effective date of January 1, 1996 (Incorporated by reference to Exhibit No. 10(b)(2) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 17, 2000)

        3.    Amendment No. 3 dated April 19, 1999. (Incorporated by reference to Exhibit No. 10(b)(3) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 17, 2000)

        4.    Amendment No. 4 dated June 25, 1999. (Incorporated by reference to Exhibit No. 10(b)(4) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 17, 2000)

10(b)    Trust Agreement with Vanguard Fiduciary Trust Company dated as of August 31, 1995, for ICF Kaiser International, Inc. Employee Stock Ownership Plan (Incorporated by reference to Exhibit No. 10(c) to Registration Statement on Form S-1 (Registrant No. 33-64655) filed with the Commission on November 30, 1995)

10(c)    ICF Kaiser International, Inc. Retirement Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(d) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

        1.    Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(d)(1) to Annual Report on Form 10-K (Registrant No. 1- 12248) filed with the Commission on May 23, 1995)

        2.    Amendment No. 2 dated December 15, 1995 (Incorporated by reference to Exhibit No. 10(d)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29, 1996)

        3.    Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(d)(3) to Registration Statement on Form S-1 (Registrant No. 333-19519) filed with the Commission on January 10, 1997)

        4.    Amendment No. 4 dated April 19, 1999 (Incorporated by reference to Exhibit No. 10(d)(4) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 17, 2000)

        5.    Amendment No. 5 dated June 25, 1999 (Incorporated by reference to Exhibit No. 10(d)(5) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 17, 2000)

        6.    Amendment No. 6 dated August 30, 1999 (Incorporated by reference to Exhibit No. 10(d)(6) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 17, 2000)

        7.    Amendment No. 7 dated April 13, 2000 (Incorporated by reference to Exhibit 10(d)(7) on Form 8-K (Registrant No. 1-12248) filed with the Commission on May 2, 2000)

        8.    Amendment No. 8 dated June 8, 2000 (Incorporated by reference to Exhibit 10(d)(8) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 2000 filed with the Commission on September 6, 2000)

10(d)    Trust Agreement with Vanguard Fiduciary Trust Company dated as of August 31, 1995, for ICF Kaiser International, Inc. Retirement Plan (Incorporated by reference to Exhibit No. 10(e) to Registration Statement on Form S-1 (Registrant No. 33-64655) filed with the Commission on November 30, 1995)

10(e)    ICF Kaiser International, Inc. Section 401(k) Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(f) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

        1.    Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(p)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal 1995 filed with the Commission on May 23, 1995)

        2.    Amendment No. 2 dated December 15, 1995 (Incorporated by reference to Exhibit No. 10(p)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29, 1996)

        3.    Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(q)(3) to Registration Statement on Form S-1 (Registrant No. 333-19519) filed with the Commission on January 10, 1997)

        4.    Amendment No. 4 dated April 8, 1999 (Incorporated by reference to Exhibit No. 10(k)(4) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 17, 2000)

        5.    Amendment No. 5 dated June 25, 1999 (Incorporated by reference to Exhibit No. 10(k)(5) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 17, 2000)

        6.    Amendment No. 6 dated April 13, 2000 (Incorporated by reference to Exhibit 10(k)(6) on Form 8-K (Registrant No. 1-12248) filed with the Commission on May 2, 2000)

        7.    Amendment dated January 1, 2001. (Incorporated by reference to Exhibit No. 10(m)(7) to Annual Report on Form 10-K (Registrant No. 1-2248) filed with the Commission on March 30, 2001)

10(f)    Trust Agreement with Vanguard Fiduciary Trust Company dated as of March 1, 1989, for the ICF Kaiser International, Inc. Section 401(k) Plan (Incorporated by reference to Exhibit No. 28(b) to Registration Statement on Form S-8 (Registrant No. 33-51460) filed with the Commission on August 31, 1992)

10(g)    Asset Purchase Agreement between The IT Group, Inc. and ICF Kaiser International, Inc. dated March 9, 1999 (Incorporated by reference to Exhibit C to Registration Statement on Form 8-K (Registrant No. 1- 12248) filed with the Commission on April 23, 1999)

10(h)    Exchange offer Agreement among ICF Kaiser International, Inc., ICF Consulting Group Holdings, LLC and Clement International Corporation dated May 21, 1999 (Incorporated by reference to Exhibit C to Registration Statement on Form 8-K (Registrant No. 1-12248) filed with the Commission on July 15, 1999)

10(i)    Contract between Kaiser-Hill Company, LLC, a subsidiary of the Corporation, and the U.S. Department of Energy dated January 24, 2000 (Incorporated by reference to Exhibit No. 10(o) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 17, 2000)

10(j)    Master Transaction Agreement between Tyco Group S.a.r.l. and Kaiser Group International, Inc. dated June 9, 2000 (Incorporated by reference to Exhibit 10(p) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 2000 filed with the Commission on September 6, 2000)

        1.    Amendment No. 1 to the Master Transaction Agreement between Tyco Group S.a.r.l. and Kaiser Group International, Inc. dated June 9, 2000 (Incorporated by reference to Exhibit 10(p)(1) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 2000 filed with the Commission on September 6, 2000)

10(k)    Master Transaction Agreement between Hatch Associates, Inc. and Kaiser Group International, Inc. dated July 6, 2000 (Incorporated by reference to Exhibit 10(q) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 2000 filed with the Commission on September 6, 2000)

10(l)    Assignment of Membership Interest in Hunters Branch Leasing, LLC by and between Kaiser Holdings Unlimited, Inc. (Assignor) and Nutley Partners, LC (Assignee), dated January 1, 2001 (Incorporated by reference to Exhibit No. 10(r) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 2, 2001)

10(m)    Amended and Restated Employment Agreement with John T. Grigsby, Jr., President and Chief Executive Officer, effective as of December 19, 2000.

10(n)    Kaiser Group Holdings, Inc. 2002 Equity Compensation Plan

Exhibit No. 12—Statement Regarding Computation of Ration of Earnings to Fixed Charges

12    Statement regarding computation of ratio of earnings to fixed charges

Exhibit No. 21—Subsidiaries of the Registrant

21    Consolidated subsidiaries of the Registrant as of September 30, 2002

Exhibit No. 23—Consents of Experts and Counsel

23(a)    Consent of Squire, Sanders & Dempsey L.L.P. (included in opinions filed as Exhibits 5 and 8)

23(b)    Consent of PricewaterhouseCoopers LLP

Exhibit No. 24—Power of Attorney

24    Power of Attorney

Exhibit No. 25—Statement of Eligibility of Trustee

25    Statement of Eligibility and Qualification on Form T-1 of Trustee*

Exhibit No. 99—Additional Exhibits

99    Form of Letter of Transmittal and Consent Form and related documents*

*
To be filed by amendment

ITEM 22. UNDERTAKINGS

        (1)  The undersigned registrant hereby undertakes:

          (a)  To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus/consent solicitation statement required by Section 10(a)(3) of the Securities Act;

            (ii)  To reflect in the prospectus/consent solicitation statement any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus/consent solicitation statement filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 of 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (b)  That for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (2)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the 1933 Act, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfax, Virginia on October 18, 2002.

KAISER GROUP HOLDINGS, INC.
By:	/s/ JOHN T. GRIGSBY, JR. Name: John T. Grigsby, Jr. Title: President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment to registration statement on Form S-4 has been signed below by the following persons in the capacities and on the dates indicated.

(1) Principal executive officer
Date: October 18, 2002	By	/s/ JOHN T. GRIGSBY, JR. John T. Grigsby, Jr. President and Chief Executive Officer
(2) Principal financial and accounting officer
Date: October 18, 2002	By	/s/ MARIJO L. AHLGRIMM Marijo L. Ahlgrimm Executive Vice President and Chief Financial Officer
(3) The Board of Directors
Date: October 18, 2002	By	/s/ JOHN T. GRIGSBY, JR. John T. Grigsby, Jr. Director
Date: October 18, 2002	By	* Jon B. Bennett Director
Date: October 18, 2002	By	/s/ JAMES J. MAIWURM James J. Maiwurm Director
*By:	/s/ JOHN T. GRIGSBY, JR. John T. Grigsby, Jr. Attorney-in-Fact